Crédit Agricole S.A.
File No. 82-34771

RECEIVED

PROCESSED
FEB 15 2007
THOMSON FINANCIAL

SUPPL

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH NOVEMBER 30, 2006

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

   1.1 Update A.04 financial review of Crédit Agricole S.A. at 30 September 2006, published on November 24, 2006.

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   2.1 Summary of assets and liabilities as at September 30, 2006, published on November 10, 2006.

3. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   3.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   A. Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due May 2008, dated November 7, 2006.

   B. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016, dated November 8, 2006.

   C. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016, dated November 8, 2006.

   D. Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due May 2008, dated November 9, 2006.

   E. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016, dated November 9, 2006.

   F. Final Terms relating to the issuance of EUR 150,000,000 Fixed Rate Notes due May 13, 2008, dated November 9, 2006.

   G. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016, dated November 9, 2006.

4. OTHER PUBLIC DISCLOSURE

   4.1 Press releases through November 30, 2006.

4.2 Presentation entitled "Results for Q3-06 and the first nine months of 2006", dated November 10, 2006.

4.3 Declaration by Crédit Agricole listing transactions in its own shares.

A. Declaration regarding transactions between October 26, 2006 and November 11, 2006, registered with the AMF on November 7, 2006.

Exhibit 1.1

Update A.04 Financial Review of Crédit Agricole S.A. at 30 September 2006

Published November 24, 2006

Please see attached.

Crédit Agricole S.A.: Update A.04 the 2005 Shelf-registration document (D.06-0188)



Update A.04
Financial review
at 30 September 2006
Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Update A.04
Financial review at 30 September 2006:
Crédit Agricole S.A.

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 24 November 2006, in accordance with Article 212-13 of the AMF's Internal Regulations. It supplements the shelf-registration document filed with the AMF on 30 March 2006 under registration number D.06-0188. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1. Financial statements at 30 Septembre 2006

On 22 November, Crédit Agricole S.A. announced its consolidated results at 30 September 2006.

> **Press release**

Strong earnings growth
Major advances in international activities

2006 nine-month results
(9M-06 compared with 9M-05)

• Gross operating income	€4,470 million (+34.7%)
• Net income (Group share)	€3,815 million (+32.2%)
• Annualised ROE	17.7%

2006 third-quarter results
(Q3-06 compared with Q3-05)

• Net banking income	€3,813 million (+15.0%)
• Gross operating income	€1,293 million (+18.8%)
• Net income (Group share)	€1,146 million (+12.4%)

Crédit Agricole's board of directors, chaired by René Carron, met on 21 November 2006 to approve the results for the nine months to end-September 2006.

Over the first nine months of 2006, Crédit Agricole S.A. generated **net income (Group share)** of €3,815 million, an increase of 32.2% compared with the same period in 2005. This excellent performance is based on a solid first half and good third-quarter performance.

During the third quarter, the main business lines - retail banks, retail-linked activities and corporate and investment banking - delivered strong earnings growth, confirming the trend of previous quarters, despite traditionally unfavourable seasonal effects and the slowing down observed of the French retail banking market. Overall, net banking income increased by 15%, with gross operating income up 18.8%, reflecting further improvement in the cost/income ratio, while risk-related costs remained stable (down 4%). Net income (Group share) came to €1,146 million, an increase of 12.4%.

*

* *

During this quarter, Crédit Agricole S.A. has taken major steps forward in the implementation of its development plan, principally by strengthening its international network. In particular, it transformed its minority interests in Greece and Italy into controlling stakes.

Over the period, the Group's main acquisitions entailed:

- an agreement with Fiat Auto to create a 50/50 joint venture managing assets of €13 billion at end-2005 covering retail car financing, Fiat Auto dealer financing, long-term leasing and fleet management activities; the agreement, which could be finalised before the end of 2006, brings Crédit Agricole S.A.'s presence in consumer lending activities to 19 European countries;
- the successful cash takeover bid for Emporiki Bank of Greece S.A., the fourth-largest bank in Greece with market share of around 10%, of which the Crédit Agricole Group now owns 72%; this move has extended the Group's geographical coverage and given it access to a market with strong growth momentum;
- the agreement with Banca Intesa with a view to the acquisition of a 654 branch retail network in Italy, comprising mainly the branches of Cariparma and FriulAdria; this strong presence in northern Italy will enable Crédit Agricole S.A. to serve 1.4 million customers in the Italian peninsula.

After the board meeting, Chief Executive Officer Georges Pauget highlighted *"the solid results for the third quarter and the excellent commercial dynamics of all business lines "*.
He added *"following the acquisitions carried out over the quarter, Crédit Agricole S.A. now has a presence in three key retail banking markets in Europe: France, Italy and Greece"*.

Chairman René Carron commented: *"Crédit Agricole S.A.'s excellent performance since the start of the year, in parallel with the rapid implementation of its business development plan, confirms the Group's strong growth potential"*.

*

* *

2007 financial communications calendar:

7 March 2007	Fourth quarter of 2006 results
15 May 2007	First quarter of 2007 results
23 May 2007	General shareholders' meeting
30 August 2007	Second quarter of 2007 results
14 November 2007	Third quarter of 2007 results

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s **net income (Group share)** for the first nine months of 2006 was €3,815 million, an increase of 32.2% compared with the same period in 2005. This performance reflects robust growth in the major business lines and an improved cost/income ratio.

Gross operating income was €4,470 million, up 34.7% compared with the first nine months of 2005. This strong growth was thanks to:

- a 19.7% increase in **net banking income** to €11,979 million, driven mainly by a solid performance in corporate and investment banking, asset management and insurance;
- confirmed tight control of **operating expenses** in the context of significant expansion and investment. Operating expenses totalled €7,509 million, an increase of 12.2% compared with the first nine months of 2005.

The **cost/income ratio** improved by 4.1 points year-on-year to 62.7%.

Risk-related costs (€465 million) remained low (23 basis points of risk-weighted assets).

Net income (Group share) was €3,815 million (up 32.2%), leading to an annualised ROE of 17.7%.

In the third quarter of 2006, business momentum remained robust in all business lines, resulting in strong revenue growth compared with the same period in 2005; **net banking income** was €3,813 million, an increase of 15.0% year-on-year.

Gross operating income moved up 18.8% to €1,293 million.

Risk-related costs remained low, more or less unchanged (down 4%) at €170 million.

Net income (Group share) was €1,146 million, an increase of 12.4% compared with the third quarter of 2005.

In € millions	Q3-06	Q3-05	Δ % chg Q3 vs Q3	9M-06	9M-05	Δ % chg 9M vs 9M
Net banking income	**3,813**	**3,317**	**+15.0%**	**11,979**	**10,011**	**+19.7%**
Operating expenses	(2,520)	(2,229)	+13.1%	(7,509)	(6,692)	+12.2%
Gross operating income*	**1,293**	**1,088**	**+18.8%**	**4,470**	**3,319**	**+34.7%**
Risk-related costs	(170)	(177)	(4.0%)	(465)	(438)	+6.2%
Equity affiliates	403	402	+0.2%	1,291	1,140	+13.2%
Net gain (loss) on disposal of other assets	1	21	n.m.	56	40	+40.0%
Integration-related costs		(28)	n.m.		(172)	n.m.
Tax	(288)	(195)	+47.7%	(1,247)	(736)	+69.4%
Net income	**1,239**	**1,111**	**+11.5%**	**4,105**	**3,153**	**+30.2%**
Net income - Group share	**1,146**	**1,020**	**+12.4%**	**3,815**	**2,885**	**+32.2%**
Cost/income ratio*	**66.1%**	**67.2%**	**(1.1 pts)**	**62.7%**	**66.8%**	**(4.1 pts)**

* In 2005, before integration-related costs

FINANCIAL POSITION

Crédit Agricole S.A.'s **Shareholders' equity Group share** amounted to €34.0 billion at end-September 2006 compared with €32.3 billion at end-June 2006.
Risk-weighted assets totalled €268.0 billion at end-September 2005, an increase of 6.7% compared with end-June 2006, mainly following the consolidation of Emporiki Bank.
The **international solvency ratio** was 8.7%, with a **Tier One ratio** of 8.3% at end-September 2006.

RESULTS BY BUSINESS LINE

Over the first nine months of 2006, the contribution of Crédit Agricole S.A.'s six business lines to net income (Group share) increased significantly (up 23.6%), with particularly marked growth in the contribution of the asset management, insurance and private banking and the corporate and investment banking divisions.

Annualised ROE of the business lines improved sharply to 20.5%.

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The **Regional Banks** presented a solid performance over the first nine months of 2006.

Continuing the trend of the first half of the year, the Regional Banks delivered an excellent business performance in the third quarter of 2006. They have reinforced their commercial presence, with 168,000 net sight deposits openings since the start of the year. In the third quarter alone, 14 new branches were opened. The product launches of the second quarter continued, in particular the "Jeunes – Jeunes actifs" campaign targeting the young and first jobbers, as well as products targeting small businesses, and by a further campaign in insurance activities in September and October.

Customer assets increased sharply by €9.3 billion euros in the third quarter, thanks to robust growth in Codevi savings accounts (up 9.8%) and passbook accounts (up 13.9%), again driven by Codebis (more than 1 million policies since its launch late 2005). Sight and term deposits also increased significantly (up 7.4% and 66.5% year-on-year respectively). Life insurance activities delivered a further strong performance (up 13.6%). Net outflows from home purchase savings plans slowed down considerably (to -€0.7 billion in third quarter of 2006). At the end of the period, customer assets were up 5.8% year-on-year.

Lending activities also remained robust: loan production totalled €17.5 billion in the third quarter or €50.3 billion over the first nine months of the year (up 13% year-on-year), still driven by mortgage loans (up 13.9%) and local authorities (up 39.6%).

Customer loans came to €287.5 billion, an increase of 11% year-on-year, including a 15% increase in mortgage loans.

Fee income remained robust, rising by 8% in the third quarter of 2006 and 10.7% over the first nine months of the year, boosted primarily by revenues from Compte Service CA (up 13.4%) and insurance activities (up 11.4%), including non-life insurance (up 15.8%).

Interest margin (excluding dividends from Crédit Agricole S.A.) increased by 4.4% over nine months.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net income accounted for at equity (at 25%)	**205**	**(2.3%)**	**+91.5%**	**521**	**(1.9%)**
Change in share of reserves	(3)	n.m.	n.m.	104	(15.9%)
Contribution of equity affiliates	**201**	**(3.9%)**	**+75.7%**	**626**	**(4.2%)**
Tax*	-	(100%)	(100%)	(88)	+16.2%
Net income - Group share	**201**	**(1.9%)**	**x2.3**	**538**	**(6.9%)**

*Tax impact of dividends received from the Regional Banks

Over the first nine months of 2006, **aggregate net banking income** for the Regional Banks (€9,740 billion) increased by 7.9% compared with the same period in 2005. Adjusted for dividends received from Crédit Agricole S.A., the increase was 5.6%. Excluding the impact of reversals of provisions for home purchase savings schemes, the increase was up 2.8%. Thanks to tight control of costs (up 3.4%), the **cost/income ratio** improved further (down 1.1 points year-on-year) to under 57%, while **gross operating income** (€3.9 billion) increased by 8.5% excluding dividends from Crédit Agricole S.A.

Risk-related costs (up 66.8% at €693 million) reflect the reinforcing of provisions by the Regional Banks in the second quarter; doubtful loans represented 2.4% of gross lending.

Aggregate net income for the Regional Banks accounted for at equity at 25% came to €521 million, with a contribution to Crédit Agricole S.A.'s consolidated net income of €538 million over the first nine months of the year (down 6.9%).

Annualised ROE for the business line stood at 17.1%.

In the **third quarter of 2006**, the Regional Banks generated **gross operating income** (excluding dividends from Crédit Agricole S.A.) of €1,226 million, up 3.4% compared with the third quarter of 2005 or 4.9% compared with the second quarter of 2006. This performance was thanks to growth of 2.9% in net banking income, with operating expenses contained (up 2.5%) compared with the third quarter of 2005.

Risk-related costs stayed at a low level of €93 million in the third quarter (23 basis points of assets).

The contribution to Crédit Agricole S.A.'s consolidated net income was € 201 million, down 1.9% year-on-year, but up sharply (x2.3) compared with the second quarter of 2006.

2. FRENCH RETAIL BANKING - LCL

LCL maintained strong business momentum in the third quarter of 2006. The number of retail sight deposits increased by 62,500 over the first nine months of the year, or 38% compared with the same period of 2005.

Customer assets saw further strong growth in the third quarter, at €131.9 billion at end-September (up 5.3% year-on-year). This was thanks to a strong performance in passbook accounts (up 17.1% year-on-year), securities activities (up 15.3%) and life insurance (up 10.3%).

Customer loans rose by 16.5% year-on-year to €60.4 billion. This performance reflects continuing robust momentum in mortgage loans (up 23.0% year-on-year) and a stronger position in the small business market (up 10.3%) and the SME market (up 10.1%).

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M (1)
Net banking income	**878**	**+2.8%**	**(4.6%)**	**2,738**	**+5.7%**
Operating expenses	(612)	(0.1%)	+1.3%	(1,858)	+0.3%
Gross operating income	**266**	**+10.2%**	**(15.8%)**	**880**	**+19.2%**
Risk-related costs	(39)	x2.2	+9.0%	(110)	+21.9%
Pre-tax income	**227**	**+1.7%**	**(18.9%)**	**770**	**+18.8%**
Net income - Group share	**154**	**+1.0%**	**(18.6%)**	**519**	**+17.1%**
Cost/income ratio	**69.7%**	**(2.0 pts)**	**+4.0 pts**	**67.9%**	**(3.6 pts)**
Allocated capital (€bn)				2.7	
ROE				27.1%	

Net banking income increased by 5.7% to €2,738 million; excluding the impact of reversals of provisions for home purchase savings plans and non-recurring items in 2005, the increase was 2.6%. Growth in fee income slowed to 5.5% from with 9.6% to end-June, due to the lack of major deals in the third quarter. Operating expenses (up 0.3% year-on-year) remained under control, with efforts to improve productivity allowing the bank to maintain sales and marketing expenditure at a high level (creation and renovation of branches).
Interest margin apparently improved by 5.8% as a result of reversals of provisions for home purchase savings schemes. Excluding this impact, deterioration in margins as a result of competitive pressure offset the sharp increase in volumes.

Over the first nine months of 2006, **gross operating income** rose by 19.2% to €880 million, thanks to robust business momentum and excellent control of operating expenses.

Risk-related costs remained low (33 basis points of risk-weighted assets).

Net income (Group share) came to €519 million, up 17.1% compared with the same period in 2005, yielding annualised **ROE** of 27.1%.

In the third quarter of 2006, gross operating income rose by 10.2% year-on-year, benefiting in particular from excellent control of operating expenses (down 0.1% compared with the same period in 2005). Net income (Group share) was €154 million, up 1% compared with the third quarter of 2005.

3. INTERNATIONAL RETAIL BANKING

In accordance with Crédit Agricole S.A.'s business development plan presented at the end of 2005, the international retail banking division underwent extensive changes in its configuration following disclosed or completed deals: transformation of our minority interests in Greece and Italy and acquisitions. Strong growth in operating income reflects some of these acquisitions: Meridian Bank and CA Egypt in the second quarter, Emporiki and Index Bank in the third quarter.

Net income from **equity affiliates** saw further robust growth, particularly for Banca Intesa, with a 20.5% increase to €349 million.

Over the first nine months of 2006, **net income (Group share)** for the international retail banking division improved by 19.0% year-on-year to €410 million.
Annualised **ROE** for the business line stood at 16.0%.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**235**	**x3.1**	**+81.8%**	**457**	**x2.0**
Operating expenses	(181)	x2.7	+81.1%	(358)	+83.1%
Gross operating income	**54**	**x6.1**	**+84.1%**	**99**	**x3.1**
Risk-related costs	(32)	n.m.	n.m.	(54)	n.m.
Equity affiliates	142	+24.0%	+1.5%	401	+16.5%
Pre-tax income	**164**	**+34.1%**	**+8.2%**	**446**	**+23.0%**
Net income - Group share	**147**	**+27.8%**	**+4.0%**	**410**	**+19.0%**
Cost/income ratio	**76.8%**	**(11.5 pts)**	**(0.3 pts)**	**78.3%**	**(7.7 pts)**
Allocated capital (€bn)				**3.7**	
ROE				**16.0%**	

In the third quarter of 2006, net income (Group share) came to €147 million, up 27.8% compared with the same period in 2005 and 4.0% compared with the second quarter of 2006.

4. SPECIALISED FINANCIAL SERVICES

Specialised financial services was characterised by balanced growth in France and strong business development abroad, with existing partnerships stepped up.
In the third quarter, production increased by over 5% year-on-year, bringing production over the first nine months of the year to over €18 billion, up 9.4% compared with the same period in 2005. Production remained robust outside France, up 18% year-on-year.

At end-September 2006, **consumer loans outstanding** stood at €40 billion, up 12.6% year-on-year. This growth was mainly thanks to the activities of foreign subsidiaries, with outstanding loans up 28.1%, particularly in Southern Europe (up 37%).

Agreements and partnerships continued, as well as the development of new products. Sofinco created a customer card for UCAR car rental customers called "Libre voiture UCAR" (insurance pack, money reserve and loyalty programme). Finaref launched a customer loyalty programme for its "Mistral" and "Challenger" products and also developed an anti-theft insurance product.
Finalia, a joint venture created with Fortis in early 2006, launched its operations in Belgium in mid-September.
Meanwhile, Lukas launched "Credea", a product for Near Prime customers.

The **factoring business** produced further acceleration in factored receivables, which increased by 14.2% in the third quarter of 2006 and 11.0% over the first nine months of the year, 36% of which was outside France.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**646**	**+7.5%**	**(2.7%)**	**1,955**	**+8.8%**
Operating expenses	(339)	+6.7%	(0.4%)	(1,024)	+7.8%
Gross operating income*	**307**	**+8.3%**	**(5.1%)**	**931**	**+9.8%**
Risk-related costs	(106)	+11.3%	(3.9%)	(318)	+14.5%
Operating income*	**201**	**+6.8%**	**(5.7%)**	**613**	**+7.6%**
Equity affiliates	2	x2.1	+10.5%	5	+67.7%
Net gain (loss) on disposal of other assets	**5**	**n.m.**	**n.m.**	**5**	**n.m.**
Pre-tax income	**208**	**x2**	**(3.4%)**	**623**	**+32.9%**
Net income - Group share	**131**	**x3.2**	**(0.8%)**	**390**	**+43.9%**
Cost/income ratio*	**52.5%**	**(0.3 pts)**	**+1.2 pts**	**52.4%**	**(0.4 pts)**
Allocated capital (€bn)				**2.4**	
ROE				**22.8%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **net banking income** for the division as a whole increased by 8.8% year-on-year to €1,955 million. With a 7.8% increase in associated operating expenses, relating primarily to the development of international consumer credit activities (Credium - formerly CP Leasing - acquired in late 2005, development and opening of new credit centres by Lukas etc.), **gross operating income** rose 9.8% to €931 million.

Risk-related costs were tightly controlled in view of strong growth in international activities.

Net income (Group share) moved up 43.9% compared with the same period in 2005 to €390 million.

Annualised ROE was 22.8%.

During the **third quarter of 2006**, business momentum remained robust, thanks to new consumer credit products and the signature of new agreements.

Gross operating income rose by 8.3% compared with the third quarter of 2005 to €307 million, thanks to a more significant increase in **net banking income** (up 7.5%) than in operating expenses (up 6.7%), relating to strong growth in international activities.

Net income (Group share) stood at €131 million, more than three times the level of the third quarter of 2005, which was affected by a charge relating to the depreciation of goodwill.

5. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking accounts for over 25% of **net income (Group share).** The division built on its interaction with all of the Group's other business lines.

Assets under management in the business line were €787bn end-September 2006 ; excluding double counting, they amounted to €620 billion at end-September 2006, an increase of 27.7% (or 14.1% like-for-like).

Assets under management within the asset management business alone increased by €17.8 billion in the third quarter, with the majority of inflows relating to specialised and fixed income funds. Assets under management exceeded €538 billion at end-September, up 29.2% year-on-year or 14.9% like-for-like excluding the consolidation of Nextra. Overall, diversified, structured and specialised funds accounted for 30% of assets under management versus 21% last year.

At the 21st "Mieux Vivre Votre Argent" awards, CAAM won the "Corbeille d'Or" award for Crédit Agricole and the bronze award for LCL.
CAAM presented further innovations in the third quarter, with the launch of new funds such as "Egeris Objectif CAC 7000", with an evolving or "stepped" management system, and the creation of the first variable annuity fund under Japanese law launched by CA Life Japan for customers of Resona Group. In addition, over the period, CASAM acquired 100% of URSA Capital LLC, a US holding company specialising in alternative managed accounts, now called CASAM Americas.

In **private banking**, the third quarter was marked by robust business development with inflows of €1.4 billion, mainly in Switzerland and at BGPI, relating to the development of business with the Regional Banks.
Assets under management increased by 10.3% year-on-year to €85.4 million, despite a negative currency impact of €1.3 billion over the first nine months of 2006.
Net income increased sharply, reflecting growth of 55.5% in gross operating income over the first nine months of the year and 42.3% in the third quarter of 2006 compared with the third quarter of 2005.

As in previous quarters, **life insurance** activities delivered an excellent performance. Premium income totalled €4.5 billion, an increase of 14.6% compared with the third quarter of 2005. A new nationwide campaign was launched on 13 September: "*When Crédit Agricole insures, it's reassuring!*".

To end-September, inflows exceeded €19 billion, an increase of 39.7% year-on-year, with a continuing strong performance in unit-linked contracts (up 2x compared with the first nine months of 2005). In addition, BES Vida generated premium income of over €1 billion.
Mathematical provisions amounted to nearly €164 billion, up 17.2% including the consolidation of BES Vida or 12.8% like-for-like.

Non-life insurance activities again delivered a brisk performance, confirming their business momentum: 326,000 policies were taken out with Pacifica in the third quarter of 2006, an increase of 1.9% compared with the second quarter of 2006 or 10.1% compared with the third quarter of 2005. Meanwhile, Portuguese subsidiary BES Seguros, which was fully consolidated in the third quarter, generated premium income of €41.5 million over the first nine months of the year. Technical ratios remained satisfying, with a combined ratio of 95.6%.

Pacifica received the "Tribulis" Grand Prize for product innovation in 2006 for personal accident insurance, which was also awarded the prize for best product innovation of the last five years.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**886**	**+8.5%**	**(3.8%)**	**2,786**	**+18.8%**
Operating expenses	(395)	+15.4%	+1.8%	(1,213)	+17.8%
Gross operating income*	**491**	**+3.6%**	**(7.9%)**	**1,573**	**+19.6%**
Risk-related costs	(6)	n.m.	n.m.	(5)	n.m.
Equity affiliates	5	(40.7%)	(83.0%)	42	+94.4%
Net gain (loss) on disposal of other assets	(2)	n.m.	n.m.	(4)	n.m.
Pre-tax income	**488**	**(0.1%)**	**(12.7 %)**	**1,606**	**+22.2%**
Net income - Group share	**332**	**+8.3%**	**(12.1%)**	**1,081**	**+25.0%**
Cost/income ratio*	**44.6%**	**+2.7 pts**	**+2.5 pts**	**43.6%**	**(0.3 pt)**
Allocated capital (€bn)				**7.0**	
ROE				**21.1%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **gross operating income** rose by 19.6% compared with the same period in 2005, reflecting strong growth in net banking income (up 18.8%). Operating expenses increased by 17.8%, mainly due to the consolidation of Nextra and Portuguese insurance subsidiaries, the increased headcount and IT expenses, as well as higher taxes and duties in the insurance business.

Net income (Group share) came to €1,081 million, up 25% year-on-year, yielding annualised ROE of 21.1%.

Business remained robust in the third quarter, with **net banking income** of €886 million, up 8.5% compared with the third quarter of 2005; **gross operating income** moved up 3.6% to €491 million. **Net income (Group share)** totalled €332 million, an increase of 8.3% compared with the third quarter of 2005.

6. CORPORATE AND INVESTMENT BANKING

Corporate and investment banking delivered further growth compared with 2005, confirming robust business at Calyon: **net income (Group share)** increased by 40.1% over the first nine months of the year and 16.0% in the third quarter of 2006 compared with the third quarter of 2005. The division's performance over the first nine months of the year marked further rapid growth compared with 2005. At constant exchange rates, **net banking income** moved up 24.2%, despite costs of €80 million relating to ALM operations. **Operating expenses**, which include IT and project expenses and wage costs relating to the increased headcount, were contained with an increase of just 17.6%. As a result, the cost/income ratio improved by 3.6 percentage points to 59.4%. **Gross operating income** increased by 35.5%.

The corporate and investment banking division maintained a cautious provisioning policy under continuing favourable conditions.

Net income (Group share) came to €1,304 million, yielding annualised ROE of 20.7%.

Crédit Agricole S.A.: Update A.04 the 2005 Shelf-registration document (D.06-0188)



Update A.04
Financial review
at 30 September 2006
Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

Update A.04
Financial review at 30 September 2006:
Crédit Agricole S.A.

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 24 November 2006, in accordance with Article 212-13 of the AMF's Internal Regulations. It supplements the shelf-registration document filed with the AMF on 30 March 2006 under registration number D.06-0188. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1. Financial statements at 30 Septembre 2006

On 22 November, Crédit Agricole S.A. announced its consolidated results at 30 September 2006.

> **Press release**

Strong earnings growth
Major advances in international activities

2006 nine-month results
(9M-06 compared with 9M-05)

• Gross operating income	€4,470 million (+34.7%)
• Net income (Group share)	€3,815 million (+32.2%)
• Annualised ROE	17.7%

2006 third-quarter results
(Q3-06 compared with Q3-05)

• Net banking income	€3,813 million (+15.0%)
• Gross operating income	€1,293 million (+18.8%)
• Net income (Group share)	€1,146 million (+12.4%)

Crédit Agricole's board of directors, chaired by René Carron, met on 21 November 2006 to approve the results for the nine months to end-September 2006.

Over the first nine months of 2006, Crédit Agricole S.A. generated **net income (Group share)** of €3,815 million, an increase of 32.2% compared with the same period in 2005. This excellent performance is based on a solid first half and good third-quarter performance.

During the third quarter, the main business lines - retail banks, retail-linked activities and corporate and investment banking - delivered strong earnings growth, confirming the trend of previous quarters, despite traditionally unfavourable seasonal effects and the slowing down observed of the French retail banking market. Overall, net banking income increased by 15%, with gross operating income up 18.8%, reflecting further improvement in the cost/income ratio, while risk-related costs remained stable (down 4%). Net income (Group share) came to €1,146 million, an increase of 12.4%.

*

* *

During this quarter, Crédit Agricole S.A. has taken major steps forward in the implementation of its development plan, principally by strengthening its international network. In particular, it transformed its minority interests in Greece and Italy into controlling stakes.

Over the period, the Group's main acquisitions entailed:

- an agreement with Fiat Auto to create a 50/50 joint venture managing assets of €13 billion at end-2005 covering retail car financing, Fiat Auto dealer financing, long-term leasing and fleet management activities; the agreement, which could be finalised before the end of 2006, brings Crédit Agricole S.A.'s presence in consumer lending activities to 19 European countries;
- the successful cash takeover bid for Emporiki Bank of Greece S.A., the fourth-largest bank in Greece with market share of around 10%, of which the Crédit Agricole Group now owns 72%; this move has extended the Group's geographical coverage and given it access to a market with strong growth momentum;
- the agreement with Banca Intesa with a view to the acquisition of a 654 branch retail network in Italy, comprising mainly the branches of Cariparma and FriulAdria; this strong presence in northern Italy will enable Crédit Agricole S.A. to serve 1.4 million customers in the Italian peninsula.

After the board meeting, Chief Executive Officer Georges Pauget highlighted *"the solid results for the third quarter and the excellent commercial dynamics of all business lines "*.
He added *"following the acquisitions carried out over the quarter, Crédit Agricole S.A. now has a presence in three key retail banking markets in Europe: France, Italy and Greece"*.

Chairman René Carron commented: *"Crédit Agricole S.A.'s excellent performance since the start of the year, in parallel with the rapid implementation of its business development plan, confirms the Group's strong growth potential"*.

*

* *

2007 financial communications calendar:

7 March 2007	Fourth quarter of 2006 results
15 May 2007	First quarter of 2007 results
23 May 2007	General shareholders' meeting
30 August 2007	Second quarter of 2007 results
14 November 2007	Third quarter of 2007 results

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s **net income (Group share)** for the first nine months of 2006 was €3,815 million, an increase of 32.2% compared with the same period in 2005. This performance reflects robust growth in the major business lines and an improved cost/income ratio.

Gross operating income was €4,470 million, up 34.7% compared with the first nine months of 2005. This strong growth was thanks to:

- a 19.7% increase in **net banking income** to €11,979 million, driven mainly by a solid performance in corporate and investment banking, asset management and insurance;
- confirmed tight control of **operating expenses** in the context of significant expansion and investment. Operating expenses totalled €7,509 million, an increase of 12.2% compared with the first nine months of 2005.

The **cost/income ratio** improved by 4.1 points year-on-year to 62.7%.

Risk-related costs (€465 million) remained low (23 basis points of risk-weighted assets).

Net income (Group share) was €3,815 million (up 32.2%), leading to an annualised ROE of 17.7%.

In the third quarter of 2006, business momentum remained robust in all business lines, resulting in strong revenue growth compared with the same period in 2005; **net banking income** was €3,813 million, an increase of 15.0% year-on-year.

Gross operating income moved up 18.8% to €1,293 million.

Risk-related costs remained low, more or less unchanged (down 4%) at €170 million.

Net income (Group share) was €1,146 million, an increase of 12.4% compared with the third quarter of 2005.

In € millions	Q3-06	Q3-05	Δ % chg Q3 vs Q3	9M-06	9M-05	Δ % chg 9M vs 9M
Net banking income	**3,813**	**3,317**	**+15.0%**	**11,979**	**10,011**	**+19.7%**
Operating expenses	(2,520)	(2,229)	+13.1%	(7,509)	(6,692)	+12.2%
Gross operating income*	**1,293**	**1,088**	**+18.8%**	**4,470**	**3,319**	**+34.7%**
Risk-related costs	(170)	(177)	(4.0%)	(465)	(438)	+6.2%
Equity affiliates	403	402	+0.2%	1,291	1,140	+13.2%
Net gain (loss) on disposal of other assets	1	21	n.m.	56	40	+40.0%
Integration-related costs		(28)	n.m.		(172)	n.m.
Tax	(288)	(195)	+47.7%	(1,247)	(736)	+69.4%
Net income	**1,239**	**1,111**	**+11.5%**	**4,105**	**3,153**	**+30.2%**
Net income - Group share	**1,146**	**1,020**	**+12.4%**	**3,815**	**2,885**	**+32.2%**
Cost/income ratio*	**66.1%**	**67.2%**	**(1.1 pts)**	**62.7%**	**66.8%**	**(4.1 pts)**

* In 2005, before integration-related costs

FINANCIAL POSITION

Crédit Agricole S.A.'s **Shareholders' equity Group share** amounted to €34.0 billion at end-September 2006 compared with €32.3 billion at end-June 2006.

Risk-weighted assets totalled €268.0 billion at end-September 2005, an increase of 6.7% compared with end-June 2006, mainly following the consolidation of Emporiki Bank.

The **international solvency ratio** was 8.7%, with a **Tier One ratio** of 8.3% at end-September 2006.

RESULTS BY BUSINESS LINE

Over the first nine months of 2006, the contribution of Crédit Agricole S.A.'s six business lines to net income (Group share) increased significantly (up 23.6%), with particularly marked growth in the contribution of the asset management, insurance and private banking and the corporate and investment banking divisions.

Annualised ROE of the business lines improved sharply to 20.5%.

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The **Regional Banks** presented a solid performance over the first nine months of 2006.

Continuing the trend of the first half of the year, the Regional Banks delivered an excellent business performance in the third quarter of 2006. They have reinforced their commercial presence, with 168,000 net sight deposits openings since the start of the year. In the third quarter alone, 14 new branches were opened. The product launches of the second quarter continued, in particular the "Jeunes – Jeunes actifs" campaign targeting the young and first jobbers, as well as products targeting small businesses, and by a further campaign in insurance activities in September and October.

Customer assets increased sharply by €9.3 billion euros in the third quarter, thanks to robust growth in Codevi savings accounts (up 9.8%) and passbook accounts (up 13.9%), again driven by Codebis (more than 1 million policies since its launch late 2005). Sight and term deposits also increased significantly (up 7.4% and 66.5% year-on-year respectively). Life insurance activities delivered a further strong performance (up 13.6%). Net outflows from home purchase savings plans slowed down considerably (to -€0.7 billion in third quarter of 2006). At the end of the period, customer assets were up 5.8% year-on-year.

Lending activities also remained robust: loan production totalled €17.5 billion in the third quarter or €50.3 billion over the first nine months of the year (up 13% year-on-year), still driven by mortgage loans (up 13.9%) and local authorities (up 39.6%).

Customer loans came to €287.5 billion, an increase of 11% year-on-year, including a 15% increase in mortgage loans.

Fee income remained robust, rising by 8% in the third quarter of 2006 and 10.7% over the first nine months of the year, boosted primarily by revenues from Compte Service CA (up 13.4%) and insurance activities (up 11.4%), including non-life insurance (up 15.8%).

Interest margin (excluding dividends from Crédit Agricole S.A.) increased by 4.4% over nine months.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net income accounted for at equity (at 25%)	**205**	**(2.3%)**	**+91.5%**	**521**	**(1.9%)**
Change in share of reserves	(3)	n.m.	n.m.	104	(15.9%)
Contribution of equity affiliates	**201**	**(3.9%)**	**+75.7%**	**626**	**(4.2%)**
Tax*	-	(100%)	(100%)	(88)	+16.2%
Net income - Group share	**201**	**(1.9%)**	**x2.3**	**538**	**(6.9%)**

*Tax impact of dividends received from the Regional Banks

Over the first nine months of 2006, **aggregate net banking income** for the Regional Banks (€9,740 billion) increased by 7.9% compared with the same period in 2005. Adjusted for dividends received from Crédit Agricole S.A., the increase was 5.6%. Excluding the impact of reversals of provisions for home purchase savings schemes, the increase was up 2.8%. Thanks to tight control of costs (up 3.4%), the **cost/income ratio** improved further (down 1.1 points year-on-year) to under 57%, while **gross operating income** (€3.9 billion) increased by 8.5% excluding dividends from Crédit Agricole S.A.

Risk-related costs (up 66.8% at €693 million) reflect the reinforcing of provisions by the Regional Banks in the second quarter; doubtful loans represented 2.4% of gross lending.

Aggregate net income for the Regional Banks accounted for at equity at 25% came to €521 million, with a contribution to Crédit Agricole S.A.'s consolidated net income of €538 million over the first nine months of the year (down 6.9%).

Annualised ROE for the business line stood at 17.1%.

In the **third quarter of 2006**, the Regional Banks generated **gross operating income** (excluding dividends from Crédit Agricole S.A.) of €1,226 million, up 3.4% compared with the third quarter of 2005 or 4.9% compared with the second quarter of 2006. This performance was thanks to growth of 2.9% in net banking income, with operating expenses contained (up 2.5%) compared with the third quarter of 2005.

Risk-related costs stayed at a low level of €93 million in the third quarter (23 basis points of assets).

The contribution to Crédit Agricole S.A.'s consolidated net income was € 201 million, down 1.9% year-on-year, but up sharply (x2.3) compared with the second quarter of 2006.

2. FRENCH RETAIL BANKING - LCL

LCL maintained strong business momentum in the third quarter of 2006. The number of retail sight deposits increased by 62,500 over the first nine months of the year, or 38% compared with the same period of 2005.

Customer assets saw further strong growth in the third quarter, at €131.9 billion at end-September (up 5.3% year-on-year). This was thanks to a strong performance in passbook accounts (up 17.1% year-on-year), securities activities (up 15.3%) and life insurance (up 10.3%).

Customer loans rose by 16.5% year-on-year to €60.4 billion. This performance reflects continuing robust momentum in mortgage loans (up 23.0% year-on-year) and a stronger position in the small business market (up 10.3%) and the SME market (up 10.1%).

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M (1)
Net banking income	**878**	**+2.8%**	**(4.6%)**	**2,738**	**+5.7%**
Operating expenses	(612)	(0.1%)	+1.3%	(1,858)	+0.3%
Gross operating income	**266**	**+10.2%**	**(15.8%)**	**880**	**+19.2%**
Risk-related costs	(39)	x2.2	+9.0%	(110)	+21.9%
Pre-tax income	**227**	**+1.7%**	**(18.9%)**	**770**	**+18.8%**
Net income - Group share	**154**	**+1.0%**	**(18.6%)**	**519**	**+17.1%**
Cost/income ratio	**69.7%**	**(2.0 pts)**	**+4.0 pts**	**67.9%**	**(3.6 pts)**
Allocated capital (€bn)				2.7	
ROE				27.1%	

Net banking income increased by 5.7% to €2,738 million; excluding the impact of reversals of provisions for home purchase savings plans and non-recurring items in 2005, the increase was 2.6%. Growth in fee income slowed to 5.5% from with 9.6% to end-June, due to the lack of major deals in the third quarter. Operating expenses (up 0.3% year-on-year) remained under control, with efforts to improve productivity allowing the bank to maintain sales and marketing expenditure at a high level (creation and renovation of branches).
Interest margin apparently improved by 5.8% as a result of reversals of provisions for home purchase savings schemes. Excluding this impact, deterioration in margins as a result of competitive pressure offset the sharp increase in volumes.

Over the first nine months of 2006, **gross operating income** rose by 19.2% to €880 million, thanks to robust business momentum and excellent control of operating expenses.

Risk-related costs remained low (33 basis points of risk-weighted assets).

Net income (Group share) came to €519 million, up 17.1% compared with the same period in 2005, yielding annualised **ROE** of 27.1%.

In the third quarter of 2006, gross operating income rose by 10.2% year-on-year, benefiting in particular from excellent control of operating expenses (down 0.1% compared with the same period in 2005). Net income (Group share) was €154 million, up 1% compared with the third quarter of 2005.

3. INTERNATIONAL RETAIL BANKING

In accordance with Crédit Agricole S.A.'s business development plan presented at the end of 2005, the international retail banking division underwent extensive changes in its configuration following disclosed or completed deals: transformation of our minority interests in Greece and Italy and acquisitions. Strong growth in operating income reflects some of these acquisitions: Meridian Bank and CA Egypt in the second quarter, Emporiki and Index Bank in the third quarter.

Net income from **equity affiliates** saw further robust growth, particularly for Banca Intesa, with a 20.5% increase to €349 million.

Over the first nine months of 2006, **net income (Group share)** for the international retail banking division improved by 19.0% year-on-year to €410 million.
Annualised **ROE** for the business line stood at 16.0%.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**235**	**x3.1**	**+81.8%**	**457**	**x2.0**
Operating expenses	(181)	x2.7	+81.1%	(358)	+83.1%
Gross operating income	**54**	**x6.1**	**+84.1%**	**99**	**x3.1**
Risk-related costs	(32)	n.m.	n.m.	(54)	n.m.
Equity affiliates	142	+24.0%	+1.5%	401	+16.5%
Pre-tax income	**164**	**+34.1%**	**+8.2%**	**446**	**+23.0%**
Net income - Group share	**147**	**+27.8%**	**+4.0%**	**410**	**+19.0%**
Cost/income ratio	**76.8%**	**(11.5 pts)**	**(0.3 pts)**	**78.3%**	**(7.7 pts)**
Allocated capital (€bn)				**3.7**	
ROE				**16.0%**	

In the third quarter of 2006, net income (Group share) came to €147 million, up 27.8% compared with the same period in 2005 and 4.0% compared with the second quarter of 2006.

4. SPECIALISED FINANCIAL SERVICES

Specialised financial services was characterised by balanced growth in France and strong business development abroad, with existing partnerships stepped up.
In the third quarter, production increased by over 5% year-on-year, bringing production over the first nine months of the year to over €18 billion, up 9.4% compared with the same period in 2005. Production remained robust outside France, up 18% year-on-year.

At end-September 2006, **consumer loans outstanding** stood at €40 billion, up 12.6% year-on-year. This growth was mainly thanks to the activities of foreign subsidiaries, with outstanding loans up 28.1%, particularly in Southern Europe (up 37%).

Agreements and partnerships continued, as well as the development of new products. Sofinco created a customer card for UCAR car rental customers called "Libre voiture UCAR" (insurance pack, money reserve and loyalty programme). Finaref launched a customer loyalty programme for its "Mistral" and "Challenger" products and also developed an anti-theft insurance product.
Finalia, a joint venture created with Fortis in early 2006, launched its operations in Belgium in mid-September.
Meanwhile, Lukas launched "Credea", a product for Near Prime customers.

The **factoring business** produced further acceleration in factored receivables, which increased by 14.2% in the third quarter of 2006 and 11.0% over the first nine months of the year, 36% of which was outside France.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**646**	**+7.5%**	**(2.7%)**	**1,955**	**+8.8%**
Operating expenses	(339)	+6.7%	(0.4%)	(1,024)	+7.8%
Gross operating income*	**307**	**+8.3%**	**(5.1%)**	**931**	**+9.8%**
Risk-related costs	(106)	+11.3%	(3.9%)	(318)	+14.5%
Operating income*	**201**	**+6.8%**	**(5.7%)**	**613**	**+7.6%**
Equity affiliates	2	x2.1	+10.5%	5	+67.7%
Net gain (loss) on disposal of other assets	**5**	**n.m.**	**n.m.**	**5**	**n.m.**
Pre-tax income	**208**	**x2**	**(3.4%)**	**623**	**+32.9%**
Net income - Group share	**131**	**x3.2**	**(0.8%)**	**390**	**+43.9%**
Cost/income ratio*	**52.5%**	**(0.3 pts)**	**+1.2 pts**	**52.4%**	**(0.4 pts)**
Allocated capital (€bn)				**2.4**	
ROE				**22.8%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **net banking income** for the division as a whole increased by 8.8% year-on-year to €1,955 million. With a 7.8% increase in associated operating expenses, relating primarily to the development of international consumer credit activities (Credium - formerly CP Leasing - acquired in late 2005, development and opening of new credit centres by Lukas etc.), **gross operating income** rose 9.8% to €931 million.

Risk-related costs were tightly controlled in view of strong growth in international activities.

Net income (Group share) moved up 43.9% compared with the same period in 2005 to €390 million.

Annualised **ROE** was 22.8%.

During the **third quarter of 2006**, business momentum remained robust, thanks to new consumer credit products and the signature of new agreements.

Gross operating income rose by 8.3% compared with the third quarter of 2005 to €307 million, thanks to a more significant increase in **net banking income** (up 7.5%) than in operating expenses (up 6.7%), relating to strong growth in international activities.

Net income (Group share) stood at €131 million, more than three times the level of the third quarter of 2005, which was affected by a charge relating to the depreciation of goodwill.

5. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking accounts for over 25% of **net income (Group share).** The division built on its interaction with all of the Group's other business lines.

Assets under management in the business line were €787bn end-September 2006 ; excluding double counting, they amounted to €620 billion at end-September 2006, an increase of 27.7% (or 14.1% like-for-like).

Assets under management within the asset management business alone increased by €17.8 billion in the third quarter, with the majority of inflows relating to specialised and fixed income funds. Assets under management exceeded €538 billion at end-September, up 29.2% year-on-year or 14.9% like-for-like excluding the consolidation of Nextra. Overall, diversified, structured and specialised funds accounted for 30% of assets under management versus 21% last year.

At the 21st "Mieux Vivre Votre Argent" awards, CAAM won the "Corbeille d'Or" award for Crédit Agricole and the bronze award for LCL.
CAAM presented further innovations in the third quarter, with the launch of new funds such as "Egeris Objectif CAC 7000", with an evolving or "stepped" management system, and the creation of the first variable annuity fund under Japanese law launched by CA Life Japan for customers of Resona Group. In addition, over the period, CASAM acquired 100% of URSA Capital LLC, a US holding company specialising in alternative managed accounts, now called CASAM Americas.

In **private banking**, the third quarter was marked by robust business development with inflows of €1.4 billion, mainly in Switzerland and at BGPI, relating to the development of business with the Regional Banks.
Assets under management increased by 10.3% year-on-year to €85.4 million, despite a negative currency impact of €1.3 billion over the first nine months of 2006.
Net income increased sharply, reflecting growth of 55.5% in gross operating income over the first nine months of the year and 42.3% in the third quarter of 2006 compared with the third quarter of 2005.

As in previous quarters, **life insurance** activities delivered an excellent performance. Premium income totalled €4.5 billion, an increase of 14.6% compared with the third quarter of 2005. A new nationwide campaign was launched on 13 September: *"When Crédit Agricole insures, it's reassuring!"*.

To end-September, inflows exceeded €19 billion, an increase of 39.7% year-on-year, with a continuing strong performance in unit-linked contracts (up 2x compared with the first nine months of 2005). In addition, BES Vida generated premium income of over €1 billion.
Mathematical provisions amounted to nearly €164 billion, up 17.2% including the consolidation of BES Vida or 12.8% like-for-like.

Non-life insurance activities again delivered a brisk performance, confirming their business momentum: 326,000 policies were taken out with Pacifica in the third quarter of 2006, an increase of 1.9% compared with the second quarter of 2006 or 10.1% compared with the third quarter of 2005. Meanwhile, Portuguese subsidiary BES Seguros, which was fully consolidated in the third quarter, generated premium income of €41.5 million over the first nine months of the year. Technical ratios remained satisfying, with a combined ratio of 95.6%.

Pacifica received the "Tribulis" Grand Prize for product innovation in 2006 for personal accident insurance, which was also awarded the prize for best product innovation of the last five years.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**886**	**+8.5%**	**(3.8%)**	**2,786**	**+18.8%**
Operating expenses	(395)	+15.4%	+1.8%	(1,213)	+17.8%
Gross operating income*	**491**	**+3.6%**	**(7.9%)**	**1,573**	**+19.6%**
Risk-related costs	(6)	n.m.	n.m.	(5)	n.m.
Equity affiliates	5	(40.7%)	(83.0%)	42	+94.4%
Net gain (loss) on disposal of other assets	(2)	n.m.	n.m.	(4)	n.m.
Pre-tax income	**488**	**(0.1%)**	**(12.7 %)**	**1,606**	**+22.2%**
Net income - Group share	**332**	**+8.3%**	**(12.1%)**	**1,081**	**+25.0%**
Cost/income ratio*	**44.6%**	**+2.7 pts**	**+2.5 pts**	**43.6%**	**(0.3 pt)**
Allocated capital (€bn)				**7.0**	
ROE				**21.1%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **gross operating income** rose by 19.6% compared with the same period in 2005, reflecting strong growth in net banking income (up 18.8%). Operating expenses increased by 17.8%, mainly due to the consolidation of Nextra and Portuguese insurance subsidiaries, the increased headcount and IT expenses, as well as higher taxes and duties in the insurance business.

Net income (Group share) came to €1,081 million, up 25% year-on-year, yielding annualised ROE of 21.1%.

Business remained robust in the third quarter, with **net banking income** of €886 million, up 8.5% compared with the third quarter of 2005; **gross operating income** moved up 3.6% to €491 million. **Net income (Group share)** totalled €332 million, an increase of 8.3% compared with the third quarter of 2005.

6. CORPORATE AND INVESTMENT BANKING

Corporate and investment banking delivered further growth compared with 2005, confirming robust business at Calyon: **net income (Group share)** increased by 40.1% over the first nine months of the year and 16.0% in the third quarter of 2006 compared with the third quarter of 2005. The division's performance over the first nine months of the year marked further rapid growth compared with 2005. At constant exchange rates, **net banking income** moved up 24.2%, despite costs of €80 million relating to ALM operations. **Operating expenses**, which include IT and project expenses and wage costs relating to the increased headcount, were contained with an increase of just 17.6%. As a result, the cost/income ratio improved by 3.6 percentage points to 59.4%. **Gross operating income** increased by 35.5%.

The corporate and investment banking division maintained a cautious provisioning policy under continuing favourable conditions.

Net income (Group share) came to €1,304 million, yielding annualised ROE of 20.7%.

In € millions	Q3-06	Δ % chg Q3 vs Q3	Δ % chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M	Δ % chg 9M vs 9M**
Net banking income	**1,243**	**+12.3%**	**(16.8%)**	**4,131**	**+26.8%**	**+24.2%**
Operating expenses	(770)	+11.4%	(10.8%)	(2,452)	+19.4%	+17.6%
Gross operating income*	**473**	**+13.8%**	**(25.1%)**	**1,679**	**+39.3%**	**+35.5%**
Risk-related costs	6	n.m.	n.m.	(9)	n.m.	
Equity affiliates	40	+17.3%	(2.4%)	131	+52.1%	
Net gain (loss) on disposal of other assets	3	(78.6%)	n.m.	(1)	n.m.	
Pre-tax income	**522**	**+19.2%**	**(20.1%)**	**1,800**	**+42.1%**	
Net income - Group share	**381**	**+16.0%**	**(17.5%)**	**1,304**	**+40.1%**	
Cost/income ratio	**61.9%**	**(0.5 pts)**	**+4.2 pts**	**59.4%**	**(3.6 pts)**	
ROE				**20.7%**		

* Before integration-related costs in 2005

** At constant exchange rates

In the **third quarter,** which is usually marked by seasonal effects, net income was down compared with the second quarter. This year, this was accentuated slightly by much less favourable conditions for capital market activities: flattening of the yield curve, downward volatility and lower brokerage volumes.

Against this backdrop, Calyon nevertheless maintained a solid performance in the third quarter, particularly in financing activities, and a good operational efficiency with a cost/income ratio of 61.9% and with stronger earnings than in all quarters of 2005.

Financing activities

In € millions	Q3-06	Δ % chg Q3 vs Q3	Δ % chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M	Δ % CHG 9M VS 9M**
Net banking income	**533**	**+14.9%**	**(11.4%)**	**1,619**	**+16.7%**	**+11.3%**
Operating expenses	(220)	+ 9.1%	1.6%	(646)	+5.3%	+3.8%
Gross operating income*	**313**	**+19.4%**	**(18.8%)**	**973**	**+25.7%**	**+22.6%**
Risk-related costs	7	n.m.	n.m.	(9)	n.m.	
Equity affiliates	39	+17.8%	(7.1%)	130	+52.8%	
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.	
Pre-tax income	**359**	**+27.1%**	**(12.8%)**	**1,094**	**+26.5%**	
Net income - Group share	**268**	**+23.8%**	**(10.4%)**	**811**	**+26.8%**	
Cost/income ratio	**41.3%**	**(2.3 pts)**	**+5.3 pts**	**39.9%**	**(4.3 pts)**	
ROE				**18.0%**		

* Before integration-related costs in 2005

** At constant exchange rates

Over the first nine months of 2006, **financing activities** confirmed their robust business trend, as well as a solid operating performance. Net banking income increased by a further 17% over the first nine months of 2006 compared with the same period in 2005. The ratio of income to average risk-weighted assets was maintained at 2.2%, with continuing severe pressure on margins. Thanks to tight control of operating expenses (up 5.3%), **gross operating income** increased at a stronger rate than **net banking income**, up 25.7% over the first nine months of 2006 compared with the same period in 2005.

The **cost/income ratio** was 39.9%.

Net income (Group share) came to €811 million (up 26.8%), yielding ROE of 18.0%.

In the third quarter of 2006, net banking income increased by 14.9% year-on-year, with continuing excellent business momentum in structured financing, delivering a 24% increase in revenues.
Calyon was rated No. 1 mandated arranger for LBOs in France (Dealogic) and No. 4 worldwide in real estate financing (Euromoney) and has a proven track record in large-scale structured operations.

Operating expenses increased by 9.1% compared with the third quarter of 2005. As a result, **gross operating income** moved up 19.4%, with improvement in the **cost/income ratio** of 2.3 points to 41.3% compared with the same period in 2005.

With risk-related costs remaining low, **net income (Group share)** came to €268 million (up 23.8%).

Capital markets and investment banking

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % CHG 9M VS 9M	Δ % chg 9M vs 9M**
Net banking income	**709**	**+10.4%**	**(20.5%)**	**2,512**	**+34.3%**	**+31.6%**
Operating expenses	(549)	+12.3%	(15.0%)	(1,806)	+25.4%	+23.5%
Gross operating income*	**160**	**+4.2%**	**(34.9%)**	**706**	**+63.8%**	**+58.5%**
Risk-related costs	(1)	n.m.	n.m.	-	n.m.	
Equity affiliates	1	n.m.	n.m.	1	n.m.	
Net gain (loss) on disposal of other assets	3	(78.6%)	n.m.	(1)	n.m.	
Pre-tax income	**163**	**+4.8%**	**(32.6%)**	**706**	**+75.6%**	
Net income	**120**	**(3.1%)**	**(30.0%)**	**517**	**+68.3%**	
Net income - Group share	**113**	**1.0%**	**(30.4%)**	**493**	**+69.3%**	
Cost/income ratio	**77.4%**	**+1.4pt**	**+5.0pts**	**71.9%**	**(5.1pts)**	
ROE				**27.4%**		

* Before integration-related costs in 2005
** At constant exchange rates

Over the first nine months of the year, **net banking income** increased by 34.3% year-on-year to €2,512 million, continuing the favourable trend initiated in 2004.
Operating expenses rose by 25.4% to €1,806 million as a result of business growth benefiting from this favourable pincer effect, with **gross operating income** up 63.8% (or 58.5% at constant exchange rates) at €706 million.

Net income (Group share) increased by 69.3% to €493 million, yielding annualised ROE of 27.4%.

Net banking income moved up 10.4% in the third quarter compared with the second quarter of 2006, thanks to particularly favourable market conditions.

In **capital markets** activities, structured credit activities delivered their strongest performance of the year. Interest rate derivatives remained the largest source of revenues in capital markets activities, with **net banking income** up 23% in the third quarter of 2006 compared with the third quarter of 2005.
Securitisation activities generated a high level of revenues and Calyon was ranked No. 7 worldwide for ABS/MBS securitisation in euros (Thomson Financial). Equity derivatives activities were again on target.

In **brokerage,** business remained brisk at Calyon Financial, with net banking income up 36% in the third quarter of 2006 compared with the third quarter of 2005. CLSA was ranked No. 2 for brokerage research and sales in Asia by Asiamoney (excluding Japan and Australia).

Gross operating income came to €160 million, an increase of 4.2%, with **net income (Group share)** of €113 million, up 1%.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

In the third quarter of 2006, the contribution from proprietary asset management and other activities was -€200 million compared with -€128 million in the third quarter of 2005.

Over the first nine months of the year, the division contributed -€426 million compared with -€547 million over the same period in 2005. Private equity activities performed well, with net banking income of €145 million, twice the level of 2005. **Gross operating income** came to €128 million.

CRÉDIT AGRICOLE CONSOLIDATED RESULTS

Over the first nine months of 2006, the Crédit Agricole Group generated **net income (Group share)** of €5,335 million, an increase of 20.7% compared with the same period in 2005.
This growth was mainly due to the strong business momentum of all of the group's business lines. The 13.8% increase in **net banking income** was mainly due to Corporate and investment banking activities and asset management business line. **Operating expenses** rose by 9.1%, **gross operating income** improved by 21.9% to €8,500 million. Risk-related costs rose by 43.0% year-on-year, because of the reinforcing of provisions by the Regional Banks in the second quarter, mainly based on Basle II methodology. Income from equity affiliates increased by 36.1%.

Total shareholders' equity (Group share) was €56.7 billion as at 30 September 2006; the solvency ratio was 10.0%, with a Tier One ratio of 8.1%.

Crédit Agricole Group financial statements

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	**21,585**	**18,962**	**+13.8%**
Operating expenses	(13,085)	(11,989)	+9.1%
Gross operating income*	**8,500**	**6,973**	**+21.9%**
Risk-related costs	(1,197)	(837)	+43.0%
Equity affiliates	660	485	+36.1%
Net income on other assets	60	53	+13.2%
Integration-related costs		(172)	-
Tax	(2,426)	(1,832)	+32.4%
Net income	5,597	4,670	+19.9%
Net income - Group share	5,335	4,420	+20.7%

The summarised financial statements presented below refer to the Crédit Agricole group, that is all the local Banks, Regional Banks, Crédit Agricole S.A. and their subsidiaries.

***

Presentation available on the website: www.credit-agricole-sa.fr

> Appendix : Slides of from presentation



Results for Q3-06 and the first nine months of 2006

November 2006

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.

2 Results for Q3-06 and the first nine months of 2006 - November 2006

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

9 Months 2006

- ✓ Gross operating income*: €4,470m (+34.7%)
- ✓ Net income – Group share: €3,815m (+32.2%)
- ✓ Cost/income ratio*: 62.7% (-4.1pts)
- ✓ Annualised ROE: 17.7%

* In 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Strong growth over the first nine months of 2006

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	11,979	10,011	+19.7%
Operating expenses	(7,509)	(6,692)	+12.2%
Gross operating income*	4,470	3,319	+34.7%
Risk-related costs	(465)	(438)	+6.2%
Equity affiliates	1,291	1,140	+13.2%
Net income on other assets	56	40	+40.0%
Integration-related costs	[illegible]	(172)	nm
Tax	(1,247)	(736)	+69.4%
Net income	4,105	3,153	+30.2%
Net income – Group share	3,815	2,885	+32.2%

Cost/income ratio*	62.7%	66.8%	(4.1 pts)
Annualised ROE	17.7%		

- ✓ Strong business growth: net banking income up 19.7% compared with 2005
- ✓ Good operating indicators with tight control of operating expenses
- ✓ Gross operating income up 34.7%
- ✓ Risk-related costs unchanged
- ✓ Net income – Group share up 32.2%
- ✓ Annualised ROE: 17.7%

* In 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Contribution of business lines to net income – Group share



€m
Retail banking
1,457
34.6%
RB*
LCL
519
12.2%
IRB
416
SFS
390
9.2%
Asset management, insurance and Private banking
1,081
25.5%
Corporate and investment banking
1,304
30.7%

(Excl. proprietary asset management and other activities)

Regional Banks
Business momentum confirmed with tight cost control

LCL
Robust activity and strong operating performance

International retail banking
Further development with the first effects on the earnings structure

Specialised financial services
Ongoing growth in business and income

Asset management, insurance and private banking
Strong growth in assets under management and solid momentum for services offered; much higher contribution to earnings

Corporate and investment banking
Solid performance with strong earnings growth year-on-year

* Share (25%)

Crédit Agricole S.A. consolidated results

Q3-06: good results

€m	Q3-06	Q3-05	Δ Q3/Q3
Net banking income	3,813	3,317	+15.0%
Operating expenses	(2,520)	(2,229)	+13.1%
Gross operating income*	1,293	1,088	+18.8%
Risk-related costs	(170)	(177)	(4.0%)
Equity affiliates	403	402	+0.2%
Net income on other assets	1	21	nm
Integration-related costs	[illegible]	(28)	nm
Tax	(288)	(185)	+47.7%
Net income	1,239	1,111	+11.5%
Net income – Group share	1,146	1,020	+12.4%
Cost/income ratio*	66.1%	67.2%	(1.1 pt)

- ✓ Continuation of the good business momemtum in all activities and of the robust earnings despite the slowdown observed in the French retail banking
- ✓ Strong growth in net banking income (up 15.0%)
- ✓ Significant improvement in gross operating income (up 18.8%) with risk-related costs remaining low
- ✓ Lower cost/income ratio (down 1.1 points)
- ✓ Net income – Group share up 12.4% at €1,146 million

* In 2005, before integration-related costs

Contents

French retail banking – Regional Banks

Solid results

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Aggregate NBI	2,854	+2.9%	(21.9%)	9,740	+7.9%
Adjusted NBI*	2,879	+2.9%	(1.2%)	8,948	+5.6%
Operating expenses	(1,653)	+2.5%	(5.3%)	(5,089)	+3.4%
Aggregate gross operating income	1,226	+3.4%	+4.9%	3,880	+8.6%
Risk-related costs	(93)	+31.3%	(78.9%)	(693)	+66.8%
Operating income	1,133	+1.6%	+55.0%	3,167	+0.8%
Cost/income ratio	57.4%	(0.2 pt)	(2.5 pts)	56.9%	(1.1 pt)

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net income accounted for at equity (25%)	205	(2.3%)	+91.5%	521	(1.9%)
Change in share of reserves	(3)	nm	nm	104	(15.9%)
Share of income from equity affiliates	201	(3.9%)	+75.7%	626	(4.2%)
Tax**	-	(100%)	(100%)	(88)	+16.2%
Net income – Group share	201	(1.9%)	x2.3	538	(6.9%)

- ✓ Aggregate NBI for the Regional Banks (adjusted for dividends from Crédit Agricole S.A.) increased by 5.6% over the first nine months of 2006; excluding the impact from home purchase savings schemes, the increase was 2.8%
- ✓ Moderate increase in operating expenses despite heavy sales and marketing expenditure and an increase in employee profit sharing
- ✓ Risk profile based in particular on Basel II methodology

* Aggregate results of Regional Banks (40) accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
** Tax impact of dividends received from Regional Banks

French retail banking – Regional Banks

Asserting a strong business presence

- ✓ **Excellent business performance:**
  - Growth in business with 168,000 net sight deposits openings over 9 months
  - 14 new branches opened in Q3
  - Further new product launches in Q2: "Jeunes Actifs" campaign targeting the young and first jobbers and campaign for insurance activities in September/October
  - **Significant improvement in customer assets in Q3:** up €9.3bn or up 5.8% year-on-year, driven by:
  - Strong growth in Codevi savings accounts (up 9.8%) and other passbook accounts (up 13.9%), driven by Codebis (over 1 million policies)
  - Good momentum of sight deposits (up 7.4%) and term deposits (up 66.5%)
  - Continuing strong performance in life insurance (up 13.6%)
  - Reduction in net outflows from home purchase saving plans (down €0.7bn in Q3)
- ✓ **Further strong growth in customer loans:**
  - Loan production came to €17.5bn in Q3 and €50.3bn over nine months (up 13% year-on-year), still driven by mortgage loans (€28.8bn, up 13.9%) and local authorities (up 39.6%)
  - Customer loans increased by 11% year-on-year, including a 15% increase in mortgage loans


Customer assets
€ bn
412.4
+7.7%
444.3
+5.8%
470.2
Sept 04
Sept 05
Sept 06


Customer loans
€ bn
236.2
+9.6%
258.9
+11.0%
287.5
Sept 04
Sept 05
Sept 06

French retail banking – Regional Banks

Good operating performance

- ✓ Further solid growth in fee income (up 8% year-on-year in Q3 and 10.7% over nine months), mainly thanks to Compte Service CA (up 13.4%) and insurance activities (up 11.4%), particularly non-life insurance (up 15.8%)
- ✓ Interest margin* improved by 4.4% over nine months
- ✓ Improvement in the cost/income ratio* to 56.9%



€m
Progression in fee income from customers
Δ 9M/9M
2,894
3,133
3,469
441
271
1,054
1,128
482
303
1,169
1,179
531
330
1,301
1,306
9M-04
9M-05
9M-06
Total +10.7
Services and other banking transactions +10.1
Securities +9.1
Insurance +11.4
Account management and payment instruments +10.8

* Excl. dividends from Crédit Agricole S.A.

French retail banking – LCL

Significant improvement in gross operating income

- ✓ Nine-month gross operating income increased by 19.2% year-on-year:
  - Business momentum remained robust
  - Tight control of general expenses (up 0.3% year-on-year)
- ✓ Further improvement in the cost/income ratio to 67.9%, down 3.6 points year-on-year

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	878	+2.8%	(4.6%)	2,738	+6.7%
Operating expenses	(612)	(0.1%)	+1.3%	(1,858)	+0.3%
Gross operating income	266	+10.2%	(15.8%)	880	+19.2%
Risk-related costs	(39)	X2.2	+9.0%	(110)	+21.9%
Pre-tax income	227	+1.7%	(18.9%)	770	+18.8%
Net income – Group share	154	+1.0%	(18.5%)	519	+17.1%
Cost/income ratio	69.7 %	(2.0 pts)	+4.0 pts	67.9 %	(3.6 pts)
Allocated capital (€bn)				2.7	
ROE [illegible]				27.1%	

(1) Excluding provisions for home purchase savings schemes and non-recurring items in 2005, changes were as follows:
NBI: up 2.6%
GOI: up 8.7%
Cost/income ratio: down 1.6 point

French retail banking – LCL

Robust business momentum

- Consolidation in growth in sight deposits of retail customers: increase of 62,500 accounts since the start of the year, or 38% compared with the same period in 2005
- Solid growth in customer assets, again boosted by passbook accounts (up 17.1%) and securities activities (up 15.3%); confirmation of strong momentum in life insurance (up 10.3%)
- Excellent growth in customer loans: strengthening of position in the small business market (up 10.3%) and SMEs (up 10.1%), with continuing strong momentum in mortgage loans (up 23.0%)



Customer assets
€ bn
117.1
+6.9%
125.1
+5.3%
131.9
Sept 04
Sept 05
Sept 06



Customer loans
€ bn
47.5
+8.9%
52.0
+16.5%
60.4
Sept 04
Sept 05
Sept 06

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

9M-06 NBI: up 2.6% year-on-year, excluding non-recurring items

- Excluding the effect of home purchase savings schemes and non-recurring items in 2005, interest margin remained stable and the momentum in volumes was offset by deterioration in margins due to competitive pressure
- ✓ Slowdown in the rate of growth in commission income: up 5.5% following 9.6% to end-June, with no major deals, in Q3 (open price offers, guaranteed funds etc.)



YoY growth
€m
2,591
2,738
1,389
1,469
74
80
252
277
282
306
564
603
9M-05
9M-06

	Δ 9M/9M	Δ Q3/Q3
TOTAL	+5.7	+2.8
Net interest margin	+5.8	+7.6
Total fee and commission income	+5.5	(2.4)
Services and other banking transactions	+8.2	(18.2)
Securities management	+9.9	(12.8)
Insurance	+9.3	+3.8
Account management and payment instruments	+1.6	+1.5



QoQ growth
854
878
450
484
25
21
91
79
90
93
198
201
Q3-05
Q3-06

CRÉDIT AGRICOLE S.A.

International retail banking

International retail banking results

- ✓ Extensive changes in the configuration of the division following disclosed or completed deals: transformation of our minority interests in Greece and Italy, acquisitions
- ✓ Strong growth in operating income reflecting some of these deals:
  - Meridian Bank and CA Egypt in Q2
  - Emporiki and Index Bank in Q3
- ✓ Continuing strong growth in equity affiliates, particularly Banca Intesa, up 20.5% at €349m

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	235	X3.1	+61.8%	467	X2.0
Operating expenses	(181)	X2.7	+61.1%	(358)	+63.1%
Gross operating income	54	X6.1	+64.1%	99	X3.1
Risk-related costs	(32)	nm	nm	(54)	nm
Equity affiliates	142	+24.0%	+1.5%	401	+16.5%
Pre-tax income	164	+34.1%	+8.2%	446	+23.0%
Net income – Group share	147	+27.8%	+4.0%	410	+19.0%
Cost/income ratio	76.8%	(11.5 pts)	(0.3 pt)	78.5%	(7.2 pts)
Allocated capital (€bn)				3.7	
ROE				16.0%	

* Excl Emporiki : €2.8bn - ROE : 21.0%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Specialised financial services results

- ✓ Balanced growth in France and strong business development abroad
- ✓ Control of costs and apparent increase in risk-related costs relating to regulatory changes and growth of business
- ✓ Strong performance in factoring: factored receivables up 11.0% year-on-year, with 36% generated outside France

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	646	+7.5%	(2.7%)	1,955	+8.8%
Operating expenses	(339)	+6.7%	(0.4%)	(1,024)	+7.8%
Gross operating income*	307	+8.3%	(5.1%)	931	+9.8%
Risk-related costs	(106)	+11.3%	(3.9%)	(318)	+14.5%
Operating income*	201	+6.8%	(5.7%)	613	+7.6%
Equity affiliates	2	X2.1	+10.5%	5	+67.7%
Net income on other assets	5	nm	nm	5	nm
Pre-tax income	208	X2	(3.4%)	623	+32.9%
Net income – Group share	131	X3.2	(0.8%)	390	+43.9%
Cost/income ratio*	52.5%	(0.3 pt)	+1.2 pt	52.4%	(0.4 pt)
Allocated capital (€bn)				2.4	
ROE				22.8%	

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- Q3 production up by more than 5% compared with Q3-05, bringing nine months production vs 9M-05 to over €18bn, up 9.4%, with continuing strong momentum abroad (up 18% vs 9M-05)
- Loan book up 12.6% year-on-year, marked by the strong growth of foreign subsidiaries (up 28.1%), particularly in Southern Europe (up 37%)
- Further agreements and partnerships and product development:
  - Launch by Sofinco of a customer card for UCAR customers "Libre Voiture Ucar"; launch by Finaref of a customer loyalty programme (Mistral and Challenger products); launch by Lukas of "Credea" (Near Prime)
  - One year after the launch of its new credit card, Sofinco has provided cards for more than 180,000 customers

Growth in managed loan book



€bn
30.2
35.4
39.9
Δ Sept/Sept
Total +12.6
Regional Banks partnership +18.5
LCL partnership +7.3
Third party and JV +19.8
Proprietary outstandings +12.1
Sept 04
Sept 05
Sept 06

Geographic breakdown of loans outstanding



€bn
30.2
35.4
39.9
Δ Sept/Sept
International +28.1
France +4.8
Sept 04
Sept 05
Sept 06

Asset management, insurance and private banking

Asset management, insurance and private banking results

- Division accounting for over 25% of net income – Group share, interacting with the Group's other business lines:
  - Life and non-life insurance products for the retail banking business in France and abroad
  - Asset management in France and abroad
  - Development of CASAM (joint venture with corporate and investment banking)
  - Development of insurance products related to consumer credit business
- Assets under management (excluding double counting) up 27.7% at €620bn

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	886	+8.5%	(3.8%)	2,786	+18.8%
Operating expenses	(395)	+15.4%	+1.8%	(1,213)	+17.8%
Gross operating income*	491	+3.6%	(7.9%)	1,573	+19.6%
Risk-related costs	(6)	nm	nm	(5)	nm
Equity affiliates	5	(40.7%)	(83.0%)	42	+94.4%
Net income on other assets	(2)	nm	nm	(4)	nm
Pre-tax income	488	(0.1%)	(12.7%)	1,606	+22.2%
Net income – Group share	332	+8.3%	(12.1%)	1,081	+25.0%
Cost/income ratio*	44.6%	+2.7 pts	+2.5 pts	43.6%	(0.3 pt)
Allocated capital (€bn)				7.0	
ROE				21.1%	

* In 2005, before integration-related costs

Asset management, insurance and private banking

Asset management

- Crédit Agricole won the gold and the bronze awards for the retail networks of respectively Crédit Agricole and LCL at the 21st "Mieux Vivre Votre Argent" awards
- Acquisition by CASAM of URSA Capital LLC, a US holding company specialising in alternative managed accounts, now called CASAM Americas;
- Launch of a new fund: Egeris Objectif CAC 7000 (CAAM); the first variable annuity fund under Japanese law (CA Life Japan)
- Assets under management increased by €17.8bn, with the majority of inflows relating to specialised and fixed income funds. Assets under management exceeded €538bn at end-September, up 29.2% year-on-year or 14.9% excluding the change in the scope of consolidation relating to Nextra. Overall, diversified, structured and specialised funds accounted for 30% versus 21% last year.



Assets under management
€bn
416.4
373.2
43.2
491.2
382.6
106.6
Inflows
+36.7
Market and change
+11.1
-0.9
Scope and method**
538.1
419.4
118.7
Sept 05
Dec 05
Sept 06
Δ Sept/Sept
AUM +14.9*
France +12.4*
International +36.5*



Breakdown of assets under management by asset class
15%
48%
16%
7%
14%
14%
48%
14%
10%
19%
Money markets
Bonds
Equities
Diversified
Structured, alternative and other
Sept 05
Sept 06

* On a like-for-like basis and on comparable methods

** Neutralisation of flows with Nextra (restatement for auto-consumption of mutual funds)

Asset management, insurance and private banking

Private banking

- Q3 was marked by:
  - Robust business development with inflows of €1.4bn, mainly in Switzerland and at BGPI (relating to the development of business with the Regional Banks)
  - A favourable market and currency effect following the stock market upturn
- Assets under management increased by 10.3% year-on-year to €85.4bn, despite a negative currency impact of -€1.3bn over the first nine months of 2006
- Strong earnings growth with gross operating income up 55.5% over nine months and 42.3% Q3/Q3



€bn
Assets under management
77.4
26.2
49.2
79.5
28.8
50.7
Inflows
+4.7
Market and change
+1.2
85.4
32.0
53.4
Sept 05
Dec 05
Sept 06
Δ Sept/Sept
AUM +10.3
France +13.3
International +8.5

Asset management, insurance and private banking

Life insurance

- ✓ Continuing strong business:
  - Premium income** of €4.5bn, up 14.6% versus Q3-05
  - Nationwide campaign launched on 13 September: "When Crédit Agricole insures, it's reassuring!"
- ✓ To end-September, inflows exceeded €19bn up 39.7% YoY, with €18bn like-for-like, up 32.2% year-on-year
  Further strong performance in unit-linked contracts (x2 versus 9M-05)
  Mathematical provisions increased by 17.2% to €163.7bn including BES Vida or 12.8% like-for-like

Assets under management*



€bn
139.7
17.8
121.9
163.7
22.7
134.9
6.1
Sept 05
Sept 06
Δ Sept/Sept
AUM +12.8**
Unit-linked +27.5**
€ +10.7**
BES Vida

Breakdown of investment (excl. Unit-linked)



12.7%
16.8%
Book value at Sept 05
Book value at Sept 06
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions
** Excluding BES Vida

Asset management, insurance and private banking

Non-life insurance

- ✓ Business momentum confirmed with 326,000 policies for Pacifica in Q3-06, an increase of 1.9% compared with Q2-06 and 10.9% compared with Q3-05
- ✓ An excellent combined ratio of 95.6%
- ✓ Pacifica received the "Tribulis" Grand Prize for product innovation in 2006 for personal accident insurance, which was also awarded the prize for best product innovation of the last five years
- ✓ BES Seguros, fully consolidated since Q3-06, presented a premium income of €41.5m over 9 months

Premium income*



€m
773.5
38.2
258.3
172.0
96.8
206.2
920.0
73.6
283.1
194.4
130.3
238.6
1,083.9
106.6
306.6
212.3
163.6
290.8
9M-04
9M-05
9M-06
Δ 9M/9M
Premium income* +17.8
Farmers and small businesses +47.6
Car +9.0
Comprehensive household +9.2
Personal accident, health, +25.6
Legal protection and other +21.9

* Excluding BES Seguros

Corporate and investment banking

Further improvement compared with 2005

- ✓ Net income – Group share up 40% over nine months year-on-year and 16% in Q3
- ✓ ROE of 20.7%, an improvement of 4.2 points year-on-year
- ✓ Continuing strong performance in financing activities with risk-related costs remaining very low
- ✓ Capital market activities held up well under less buoyant conditions than in H1-06

En m €	Q3-06	ΔQ3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	1,243	+12.3%	(16.8%)	4,131	+26.8%	+24.2%
Operating expenses	(770)	+11.4%	(10.6%)	(2,452)	+19.4%	+17.6%
Gross operating income*	473	+13.8%	(26.1%)	1,679	+39.3%	+35.5%
Risk-related costs	6	nm	nm	(9)	nm	
Equity affiliates	40	+17.3%	(2.4%)	131	+52.1%	
Net income on other assets	3	(78.6%)	nm	(1)	nm	
Pre-tax income	522	+19.2%	(20.1%)	1,800	+42.1%	
Net income – Group share*	381	+16.0%	(17.5%)	1,304	+40.1%	
Cost/income ratio	61.9%	(0.5 pt)	+4.2 pts	59.4%	(3.6 pts)	
ROE				20.7%		

* In 2005, before integration-related costs
** At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

- ✓ The seasonal nature of Q3 was accentuated this year by much less favourable conditions for capital market activities: flattening of the yield curve, downward volatility, lower brokerage volumes
- ✓ Against this backdrop, Calyon maintained a solid operational efficiency with a cost/income ratio of 62% in Q3 and with stronger earnings than in all quarters of 2005


Q3-06 net income – Group share
- comparison with 2005
(€M)
290
312
322
381

- ✓ Over the first nine months of the year, further rapid growth of results was seen compared with 2005. At constant exchange rates:
  - Net banking income: up 24.2%, despite costs relating to ALM operations (€80m)
  - Operating expenses: increase contained to 17.6% including a €50m increase in IT and project expenses and recruitment costs relating to the hiring of 225 full-time equivalent employees in 2006
  - Gross operating income: up 35.5%
- ✓ Cautious provisioning strategy maintained in a continuing low risk environment

CRÉDIT AGRICOLE S.A.

Financing activities



Trends in revenues
(€m)
+15%
464
533
Q3-05
Q3-06
Structured finance
+17%
1,388
1,619
9M-05
9M-06
Commercial banking and other
Trends in cost/income ratio
43.5%
41.3%
44.2%
39.9%

- ✓ Confirmation of solid operating performance since the start of the year:
  - Further revenue growth: up 17% 9M-06/9M-05, up 15% Q3-06/Q3-05
  - Over nine months, revenues on average risk-weighted assets were maintained at 2.2%, with continuing severe pressure on margins
  - Tight control of costs allowed for stronger growth in gross operating income than in net banking income: up 26% 9M-06/9M-05, up 19% Q3-06/Q3-05
- ✓ Excellent business momentum in structured finance activities:
  - Net banking income up 24% Q3/Q3
  - No. 1 mandated arranger for LBOs in France (Dealogic)
  - No. 4 worldwide in real estate financing (Euromoney)
  - Proven track record in large-scale structured operations

Capital markets and investment banking



(€m)
Trends in revenues
Broker and advisory
Capital markets
+50%
+10%
428
643
710
Q3-04
Q3-05
Q3-06
+34%
1,871
2,512
9M-05
9M-06
Trends in cost/income ratio
77.0%
71.9%
9M-05
9M-06
Trends in VaR (1 day – 99%)
30/09/2005
31/12/2005
31/03/2006
30/06/2006
30/09/2006

- ✓ Further improvement in revenues in Q3-06 compared with Q3-05 (up 10%)
- ✓ Over the first nine months of the year, revenues increased by 34% year-on-year
- ✓ Capital markets:
  - Strongest quaterly performance of the year in structured credit products
  - Interest rate derivatives remained the greatest source of revenues for the capital market division, with net banking income up 23% in Q3
  - Solid revenues from securitisation in Q3-06; Calyon is ranked No. 7 worldwide for ABS/MBS securitisation in euros (Thomson Financial)
  - Equity derivatives continued to develop in line with their objectives
- ✓ Brokerage:
  - Robust performance for Calyon Financial, with revenues up 36% in Q3
  - CLSA is ranked No. 2 for brokerage research and sales in Asia (excluding Japan and Australia) (Asiamoney)

Proprietary asset management and other activities

Results of proprietary asset management and other activities

✓ Strong performance in private equity activities, with 9M net banking income of €145m, twice the level of 2005, and gross operating income of €128m

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	(76)	(44.8%)	nm	(89)	(57.6%)
Operating expenses	(223)	+12.5%	+11.4%	(603)	(1.1%)
Gross operating income*	(299)	(10.9 %)	+87.6%	(692)	(15.5%)
Risk-related costs	8	nm	(34.5%)	32	nm
Equity affiliates	13	(62.9%)	X9.2	86	X2.7
Net income on other assets	(5)	nm	nm	56	(47.9%)
Pre-tax income	(283)	+1.7%	X2.7	(518)	(37.2%)
Net income – Group share	**(200)**	**+56.2%**	**+86.7%**	**(426)**	**(22.0%)**

* In 2005, before integration-related costs

Contents

Financial data

Crédit Agricole S.A.: a sound balance sheet

✓ Increase in risk-weighted assets relating to the consolidation of Emporiki Bank

✓ Tier One ratio: 8.3% at end-september 2006

Capital
(Shareholders' equity and subordinated debt)



€bn
54.9
60.5
21.2
23.6
30.7
34.0
Dec 05
Sept 06
Δ Sept/Dec
Subordinated debt and similar +11.2
Preferred shares (3.9)
Shareholders' equity Group share +10.9
Total +10.2

Risk-weighted assets and Cooke ratio



€248.5bn
€251.2bn
€268.0bn
8.5%
8.2%
9.5%
8.9%
8.7%
8.3%
Dec 05
June 06
Sept 06
International solvency ratio
O/w Tier 1

* O/w €2.2 billion deeply subordinated notes

Contents

Crédit Agricole Group highlights

Consolidated income statement

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	**21,586**	**18,962**	**+13.8%**
Operating expenses	(13,085)	(11,989)	+9.1%
Gross operating income*	**8,500**	**6,973**	**+21.9%**
Risk-related costs	(1,197)	(837)	+43.0%
Equity affiliates	660	485	+36.1%
Net income on other assets	60	53	+13.2%
Integration-related costs	[illegible]	(172)	-
Tax	(2,426)	(1,832)	+32.4%
Net income	**5,597**	**4,670**	**+19.9%**
Net income - Group share	**5,335**	**4,420**	**+20.7%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 05	June 06	Sept 06
Equity group share	51.2	54.2	56.7
Preferred shares	3.0	2.9	2.9
Subordinated debt	20.1	21.6	22.4
Total risk-weighted assets	480.5	495.7	522.0
International Solvency Ratio	**10.1%**	**10.4%**	**10.0%**
Tier 1 ratio	**7.9%**	**8.3%**	**8.1%**

CRÉDIT AGRICOLE S.A.

Results for Q3-06 and the first nine months of 2006

Appendices

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06
Net banking income	-		2,691	2,734	227	457	1,787	1,955	2,346	2,788	3,258	4,131	(209)	(89)	10,011	11,979
Operating expenses	-		(1,853)	(1,858)	(195)	(358)	(949)	(1,024)	(1,030)	(1,213)	(2,053)	(2,452)	(610)	(603)	(6,692)	(7,509)
Gross operating income*	-		738	880	32	99	848	931	1,316	1,672	1,205	1,679	(819)	(692)	3,319	4,470
Risk-related costs	-		(90)	(110)	(13)	(54)	(278)	(318)	8	(5)	16	(9)	(80)	32	(438)	(465)
Equity affiliates	653	626	-		344	401	3	5	22	42	66	131	31	86	1,140	1,291
Net income on other assets	-		-		-		(63)	5	(2)	(4)	17	(1)	108	56	40	56
Integration-related costs		[illegible]		[illegible]		[illegible]	(21)	[illegible]	(28)	[illegible]	(58)	[illegible]	(65)	[illegible]	(172)	[illegible]
Pre-tax income	653	626	648	770	363	446	489	623	1,316	1,606	1,266	1,780	(825)	(518)	3,889	5,352
Tax**	(75)	(88)	(194)	(231)	(2)	(8)	(181)	(211)	(438)	(507)	(281)	(450)	435	248	(736)	(1,247)
Net income	578	538	454	539	361	438	288	412	877	1,099	985	1,350	(390)	(270)	3,153	4,105
Minority interests	-		10	20	17	28	17	22	13	18	54	46	157	150	268	290
Net income - Group share	578	538	444	519	344	410	271	390	864	1,081	931	1,304	(547)	(420)	2,885	3,815

* In 2005, before integration-related costs

** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

en m €	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06
Net banking income	-	-	854	878	76	236	601	646	817	888	1,107	1,243	(137)	(76)	3,317	3,813
Operating expenses	-	-	(612)	(612)	(67)	(181)	(317)	(339)	(342)	(395)	(691)	(770)	(199)	(223)	(2,229)	(2,520)
Gross operating income*	-	-	242	296	9	54	284	307	474	491	416	473	(336)	(299)	1,088	1,293
Risk-related costs	-	-	(18)	(39)	(1)	(32)	(96)	(106)	4	(6)	(8)	6	(59)	6	(177)	(170)
Equity affiliates	209	201	-	-	114	142	1	2	8	5	34	40	35	13	402	403
Net income on other assets	-	-	-	-	-	-	(83)	5	-	(2)	14	3	90	(5)	21	1
Integration-related costs	-	[illegible]	-	[illegible]	-	[illegible]	(3)	[illegible]	2	[illegible]	(18)	[illegible]	(9)	[illegible]	(28)	[illegible]
Pre-tax income	209	201	224	227	122	184	103	208	488	488	438	522	(279)	(283)	1,306	1,627
Tax**	(4)	-	(67)	(68)	(1)	(7)	(58)	(69)	(175)	(151)	(90)	(129)	201	136	(195)	(288)
Net income	205	201	157	159	121	157	45	139	313	337	348	393	(78)	(147)	1,111	1,239
Minority interests	-	-	4	5	6	10	4	8	6	5	20	12	50	53	91	93
Net income - Group share	205	201	153	154	115	147	41	131	307	332	328	381	(128)	(200)	1,020	1,146

* In 2005, before integration-related costs

** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks										
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	-	-	-	-	-	-	-	-	-	-	-
Operating expenses	-	-	-	-	-	-	-	-	-	-	-
Gross operating income	-	-	-	-	-	-	-	-	-	-	-
Risk-related costs	-	-	-	-	-	-	-	-	-	-	-
Equity affiliates	219	156	184	174	236	208	209	200	310	115	201
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Pre-tax income	219	156	184	171	236	208	209	200	310	115	201
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(26)	-
Net income	170	145	184	171	180	193	205	200	248	89	201
Minority interests	-	-	-	-	-	-	-	-	-	-	-
Net income – Group share	170	145	184	171	180	193	205	200	248	89	201

€m	French retail banking – LCL										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	827	868	834	867	837	900	854	910	939	920	878
Operating expenses	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)	(604)	(612)
Gross operating income	197	258	226	238	210	287	242	276	298	316	266
Risk-related costs	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)	(35)	(39)
Equity affiliates	-	-	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[illegible]	[illegible]	[illegible]
Pre-tax income	154	222	192	182	169	256	224	216	262	281	227
Tax	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)	(84)	(68)
Net income	107	154	137	118	118	179	157	150	183	197	159
Minority interests	8	12	(2)	(15)	1	5	4	4	7	7	5
Net income – Group share	99	142	139	133	117	174	153	146	176	190	154

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	International retail banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	69	75	54	77	63	88	76	90	92	130	235
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(100)	(181)
Gross operating income**	14	17	17	8	10	12	9	19	15	30	54
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(18)	(32)
Equity affiliates	85	86	73	103	123	107	114	108	120	140	142
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[redacted]	[redacted]	[redacted]
Pre-tax income	92	99	92	95	128	112	122	107	131	152	164
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	1	(7)
Net income	90	96	90	88	127	113	121	101	128	153	157
Minority interests	5	4	5	(1)	7	4	6	6	7	12	10
Net income – Group share	85	92	85	89	120	109	115	95	121	141	147

* On a like-for-like basis and on comparable methods
** in 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Specialised financial services										
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	540	590	552	577	603	594	601	669	645	664	646
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)	(341)	(339)
Gross operating income**	251	287	258	247	279	286	284	327	301	323	307
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(118)	(102)	(110)	(106)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1	2	2
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	5
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4	[redacted]	[redacted]	[redacted]
Pre-tax income	141	191	174	122	181	185	103	206	200	215	208
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)	(74)	(69)
Net income	83	132	125	65	124	118	45	140	133	141	139
Minority interests	9	9	7	7	7	6	4	10	6	8	8
Net income – Group share	74	123	118	58	118	112	41	130	127	133	131

* On a like-for-like basis and on comparable methods
** in 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Asset management, insurance and private banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	682	701	671	694	777	751	817	988	979	921	886
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)	(388)	(395)
Gross operating income**	361	361	318	353	439	401	474	553	548	533	491
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1	-	(6)
Equity affiliates	2	2	-	10	10	4	8	7	9	28	5
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-	(2)	(2)
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)			
Pre-tax income	356	337	310	333	437	389	488	563	558	559	488
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)	(175)	(151)
Net income	240	224	208	251	282	282	313	365	377	384	337
Minority interests	6	2	6	4	3	3	6	5	6	6	5
Net income – Group share	234	222	202	247	279	279	307	360	371	378	332

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Corporate and investment banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	985	954	824	952	1,033	1,119	1,107	1,197	1,394	1,495	1,243
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)	(863)	(770)
Gross operating income**	285	279	235	264	355	435	416	437	574	632	473
Risk-related costs	(39)	45	14	22	14	10	(8)	(19)	-	(15)	6
Equity affiliates	17	19	22	16	22	30	34	34	50	41	40
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-	(4)	3
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)			
Pre-tax income	259	252	249	188	375	454	438	430	624	654	522
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)	(176)	(129)
Net income	199	193	190	139	288	348	348	333	479	478	393
Minority interests	8	6	2	11	(2)	36	20	11	17	16	12
Net income – Group share	191	187	188	128	290	312	328	322	462	462	381

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Financing activities											Investment banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	420	454	396	389	423	501	484	485	484	602	533	565	600	428	563	610	618	643	712	810	893	710
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(217)	(220)	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)	(646)	(549)
Gross operating income**	171	230	201	174	221	291	282	283	275	385	313	114	49	34	90	134	143	154	154	299	247	161
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(16)	7	(2)	(6)	19	(14)	1	(5)	-	(1)	-	1	(1)
Equity affiliates	17	19	21	17	22	30	33	35	49	42	39	-	-	1	(1)	-	-	1	(1)	1	(1)	1
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	-	-	(3)	1	(2)	4	(2)	14	4	-	(4)	3
Integration-related costs	(2)	(42)	(20)	(2)	(8)	(5)	(5)	(5)				(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)			
Pre-tax income	151	238	197	223	250	332	282	288	324	411	359	108	14	52	(35)	125	121	166	142	300	243	164
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(105)	(86)	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)	(71)	(44)
Net income	109	187	152	172	194	259	224	229	254	306	273	91	5	39	(33)	94	89	124	104	225	172	120
Minority interests	6	6	2	6	6	24	8	7	9	7	5	2	(1)	-	5	(8)	12	12	4	8	9	7
Net income – Group share	102	181	150	166	188	235	216	222	245	299	268	89	6	39	(38)	102	77	112	100	217	163	113

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

43

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Proprietary asset management and other activities										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	(158)	140	(77)	(193)	(80)	8	(137)	(171)	(54)	41	(76)
Operating expenses	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)	(200)	(223)
Gross operating income**	(296)	(14)	(275)	(363)	(270)	(213)	(336)	(403)	(233)	(159)	(299)
Risk-related costs	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13	10	8
Equity affiliates	6	(9)	6	2	(4)	1	35	-	71	1	13
Net income on other assets	(1)	-	61	(34)	4	13	90	3	18	43	(5)
Integration-related costs	(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)			
Pre-tax income	(332)	(67)	(273)	(545)	(296)	(250)	(279)	(418)	(131)	(105)	(283)
Tax	159	(15)	51	221	148	86	201	225	66	46	136
Net income	(173)	(82)	(222)	(324)	(148)	(164)	(78)	(193)	(65)	(59)	(147)
Minority interests	41	47	54	61	51	55	50	55	54	49	53
Net income – Group share	(214)	(129)	(276)	(385)	(199)	(219)	(128)	(248)	(119)	(108)	(200)

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

44

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Group										
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**	**4,171**	**3, 813**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2.209)	(2,254)	(2,229)	(2,474)	(2,493)	(2,496)	(2,520)
Gross operating income*	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**	**1,675**	**1,293**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)	(168)	(170)
Equity affiliates	329	251	284	305	388	350	402	350	561	327	403
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18	37	1
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)			
Pre-tax income	**889**	**1, 190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**	**1,871**	**1,527**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)	(488)	(288)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**	**1,383**	**1,239**
Minority interest	77	80	73	67	67	110	91	90	98	99	93
Net income – Group share	**639**	**781**	**640**	**441**	**905**	**960**	**1,020**	**1,006**	**1,385**	**1,284**	**1,146**

* In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

International solvency ratio

€ bn	Dec 05	Sept 06
Credit risks	224.7	252.9
Market risks	23.8	15.1
Total risk-weighted assets	**248.5**	**268.0**
Tier 1	20.7	22.2
Tier 2	16.5	18.5
Tier 3	0.7	0.9
Deductions	16.8	18.1
Total net regulatory capital	**21.1**	**23.4**
Tier 1 solvency ratio	**8.2%**	**8.3%**
Total solvency ratio	**8.5%**	**8.7%**

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Sept 2005	Dec 2005	Sept 2006	%
SAS Rue la Boétie	818,788,107	819,541,855	819,541,855	54.73%
Treasury shares*	26,554,835	26,312,207	14,426,376	0.96%
Employees (FCPE, PEE)	75,176,997	87,223,339	86,599,836	5.79%
Float	576,802,362	564,244,900	576,754,234	38.52%
Total shares in issue	**1,497,322,301**	**1,497,322,301**	**1,497,322,301**	**100.00%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,446,345,543	1,450,806,810	1,468,076,405	
Net income - Group share	€2,885m	€3,891m	€3,815m	
Annualised net income per share	**€2.66**	**€2.68**	**€3.46**	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2005	**30,682**	**4,226**	**34,908**	**21,248**
Dividend paid in 2006	(1,382)	(332)	(1,714)	
Dividend paid by Crédit Agricole S.A. to the Regional Banks (25%)	194	-	194	
Change in foreign exchange translation reserves	(211)	(139)	(350)	
Unrealised gains or losses	545	2	547	
Change in share of retained earnings of equity affiliates	103	-	103	
9M-06 net income	3,815	290	4,105	
Other	282*	750	1,032	
31 September 2006	**34,028**	**4,797**	**38,825**	**23,624**

* Including €239 millions as part of stock options hedging programme set up by Crédit Agricole S.A in 2004

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Allocated capital per business line

€bn	Sept 05	(%)	Dec 05	(%)	Sept 06	(%)
French retail banking	**5.8**	**23.3**	**6.0**	**23.6**	**6.6**	**23.1**
- Regional Banks	*3.4*		*3.6*		*3.9*	
-LCL	*2.4*		*2.4*		*2.7*	
International retail banking	**2.4**	**9.5**	**2.6**	**10.2**	**3.7***	**13.1**
Specialised financial services	**2.2**	**8.8**	**2.3**	**9.1**	**2.4**	**8.4**
Asset management, insurance and private banking	**6.1**	**24.7**	**6.3**	**25.0**	**7.0**	**24.6**
Corporate and investment banking	**8.3**	**33.7**	**8.2**	**32.1**	**8.7**	**30.8**
Of which Capital markets and investment banking	*2.5*		*2.5*		*2.5*	
Of which Financing activities	*5.8*		*5.7*		*6.2*	

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from business lines

	Allocated capital			ROE 9M-06 (%)
	9M-06		9M-05 (%)	
	€bn	%		
French retail banking – Regional Banks	3.9	13.7	13.9	17.1
French retail banking – LCL	2.7	9.4	9.4	27.1
Specialised financial services	3.7*	13.0	9.5	16.0*
International retail banking	2.4	8.5	8.8	22.8
Asset management, insurance and private banking	7.0	24.6	24.7	21.1
Corporate and investment banking	8.7	30.8	33.7	20.7
Total business lines	**28.4**	**100.0**	**100.0**	**20.5**
Group				**17.7**

* Excl Emporiki: €2 bn - ROE: 21.0%

CRÉDIT AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Sept 05	Dec 05	Sept 06
French retail banking	**94.3**	**97.9**	**106.9**
- *Regional Banks*	55.2	57.1	62.6
- *LCL*	39.1	40.8	44.3
International retail banking	**2.9**	**3.2**	**21.8**
Specialised financial services	**36.1**	**38.2**	**39.2**
Asset management, insurance and private banking	**15.1**	**15.3**	**19.0**
Corporate and investment banking	**135.4**	**132.0**	**140.6**

CRÉDIT AGRICOLE S.A.

Trends in risk

Trends in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 05	Sept 06
Gross customer and interbank loans outstanding	247,889	304,379
Bad and doubtful loans	7,733	8,313
Loan loss reserves**	6,680	7,155
Doubtful loan ratio	3.1%	2.7%
Ratio of reserves to doubtful loans**	86.4%	86.1%
Ratio of reserves (excl. collective reserves) to doubtful loans	65.9%	64.6%

Regional Banks (aggregate data from unconsolidated accounts)		
€ m	Dec 05***	Sept 06***
Customer loans	265,035	284,710
Bad and doubtful loans	6,625	6,934
Loan loss reserves**	6,430	6,808
Doubtful loan ratio	2.5%	2.4%
Ratio of reserves to doubtful loans**	97.1%	98.2%
Ratio of reserves (excl. collective reserves) to doubtful loans	69.2%	68.5%

* Principal only and excl. Lease finance
** Including collective reserves
*** French GAAP

CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 September 2006: €21m for Crédit Agricole S.A. Group, of which €19m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1 January to 30 Septemer 2006				31 December 2005
	Minimum	Maximum	Average	30 Sept 06	
Treasury	4	6	5	5	4
FX and commodities	4	8	7	4	5
Interest-rate derivatives	6	14	9	10	10
Credit and liquid bonds	6	11	8	6	8
Structured credits	2	6	5	6	4
Equities	6	15	9	11	9
Total VaR for Crédit Agricole S.A. Group	**16**	**30**	**22**	**21**	**24**

French retail banking – Regional Banks


€ bn
Customer assets
412.4
47.2
45.3
95.2
31.6
81.1
51.5
60.6
444.3
52.6
51.9
106.2
30.4
84.3
55.1
63.6
470.2
53.6
56.8
120.6
30.7
79.5
60.5
68.3
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+5.8
Securities	+2.0
Mutual funds and REITs	+9.4
Life insurance	+13.6
Time deposits, Popular savings plans (incl. savings bonds)	+1.0
Home purchase savings schemes	(5.7)
Passbook accounts	+9.8
Sight deposits	+7.4

French retail banking – Regional Banks


€bn
Loans outstanding
236.2
22.0
14.1
37.8
19.7
29.0
112.6
258.9
24.0
14.7
42.1
20.4
28.3
129.4
287.5
27.0
15.6
44.6
21.0
30.5
148.8
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+11.0
Local authorities	+12.4
Consumer credit	+5.4
SMEs	+6.2
Small businesses	[illegible]
Farming loans	+7.8
Home finance	+15.0

CRÉDIT AGRICOLE S.A.

French retail banking – LCL


€bn
Customer assets
117.1
9.2
27.4
28.9
14.3
11.8
19.6
125.1
9.5
29.1
31.8
14.0
14.0
20.5
131.9
11.0
29.7
35.1
12.2
16.5
21.5
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+5.3
Securities	+15.3
Mutual funds	+2.2
Life insurance	+10.3
Time deposits, Popular savings plans	(4.6)
Home purchase savings scheme	(12.9)
Passbook accounts	+17.1
Sight deposits	+4.9

CRÉDIT AGRICOLE S.A.

French retail banking – LCL


€bn
Loans outstanding
47.5
8.6
7.6
6.1
25.2
52.0
9.2
8.1
6.4
28.3
60.4
10.1
8.9
6.6
34.8
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+16.5
SMEs	+10.1
Small businesses	+10.3
Consumer loans	+4.4
Home finance	-23.0

Specialised financial services

Consumer credit highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/ Q2	9M-06	Δ 9M/9M
Net banking income	**536**	**+8.3%**	**(2.8%)**	**1,624**	**+10.8%**
Operating expenses	(267)	+10.3%	+1.6%	(793)	+9.3%
Gross operating income*	**269**	**+6.4%**	**(6.8%)**	**831**	**+12.2%**
Risk-related costs	(97)	+14.9%	+0.7%	(291)	+14.5%
Operating income	**172**	**+2.1%**	**(10.5%)**	**540**	**+11.0%**
Equity affiliates	2	X2.1	+10.5%	5	+67.7%
Net income on other assets	1	nm	nm	1	nm
Pre-tax income	**175**	**+29.6%**	**(9.6%)**	**546**	**+21.2%**
Tax	(59)	+14.0%	(10.0%)	(184)	+17.7%
Net income	**116**	**+39.4%**	**(9.4%)**	**362**	**+23.0%**

* In 2005, before integration-related costs

Specialised financial services

Lease finance highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/ Q2	9M-06	Δ 9M/9M
Net banking income	**60**	**+1.2%**	**(4.5%)**	**184**	**(3.5%)**
Operating expenses	(40)	(7.0%)	(7.2%)	(127)	+1.7%
Gross operating income*	**20**	**+22.4%**	**+1.5%**	**57**	**(13.2%)**
Risk-related costs	(5)	(53.2%)	(8.8%)	(16)	(26.8%)
Pre-tax income	**15**	**nm**	**+7.0%**	**41**	**nm**
Tax	(4)	nm	(24.5%)	(13)	nm
Net income	**11**	**nm**	**+25.8%**	**28**	**nm**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A

Specialised financial services

Factoring highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**50**	**+6.6%**	**+0.6%**	**147**	**+4.4%**
Operating expenses	(30)	(0.3%)	(6.3%)	(95)	+3.4%
Gross operating income*	**20**	**+18.8%**	**+12.8%**	**52**	**+6.3%**
Risk-related costs	(3)	nm	(57.0%)	(11)	X6.2
Net income on other assets	3	nm	nm	3	nm
Pre-tax income	**20**	**+39.2%**	**+99.0%**	**44**	**+22.2%**
Tax	(7)	+6.6%	+41.3%	(16)	+27.4%
Net income	**13**	**+63.4%**	**X2.5**	**28**	**+19.5%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)

€bn



77.4
138.7
416.4
485.5
79.5
144.3
491.2
562.7
85.4
163.7
538.1
619.9
Sept 05
Dec 05
Sept 06

CAC 40: 4,600 4,715 5,250

Total AUM: +27.7% +14.1%*		
Private banking +10.3% +10.3%*	Life insurance +17.2% +12.6%*	Asset managt +28.2% +14.9%*

* On a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Asset management highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**400**	**+14.2%**	**(9.3%)**	**1,273**	**+28.8%**
Operating expenses	(208)	+16.7%	+1.1%	(637)	+18.2%
Gross operating income*	**192**	**+11.5%**	**(18.4%)**	**636**	**+41.5%**
Risk-related costs	(6)	nm	+41.5%	(10)	nm
Equity affiliates	-	-	-	1	-
Net income on other assets	-	nm	-	(2)	+25.0%
Pre-tax income	**186**	**+4.1%**	**(18.9%)**	**625**	**+39.6%**
Tax	(59)	(8.9%)	(34.6%)	(222)	+37.8%
Net income	**127**	**+11.5%**	**(8.7%)**	**403**	**+40.7%**

* In 2005, before integration-related costs

Asset management, insurance and private banking

Insurance highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**348**	**+2.1%**	**+4.2%**	**1,074**	**+9.3%**
Operating expenses	(88)	+32.6%	+10.8%	(275)	+33.8%
Gross operating income*	**260**	**(5.3%)**	**+2.1%**	**799**	**+2.8%**
Equity affiliates	3	(70.5%)	(89.2%)	36	+73.2%
Net income on other assets	(2)	nm	nm	(2)	nm
Pre-tax income	**261**	**(7.9%)**	**(6.5%)**	**833**	**+6.5%**
Tax	(81)	(22.3%)	+16.0%	(245)	(3.5%)
Net income	**180**	**+0.5%**	**(14.0%)**	**588**	**+11.4%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**138**	**+10.3%**	**(5.5%)**	**439**	**+17.2%**
Operating expenses	(98)	+1.1%	(3.8%)	(301)	+5.4%
Gross operating income*	**40**	**+42.3%**	**(9.6%)**	**138**	**+55.5%**
Risk-related costs	(1)	-	-	5	+18.2%
Equity affiliates	2	-	-	5	nm
Pre-tax income	**41**	**+56.7%**	**(18.7%)**	**148**	**+74.2%**
Tax	(11)	+66.2%	(25.0%)	(40)	+80.2%
Net income	**30**	**+53.6%**	**(16.2%)**	**108**	**+72.0%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	533	+14.9%	(11.4%)	1,619	+16.7%	+14.3%
Operating expenses	(220)	+9.1%	1.6%	(646)	+5.3%	+3.8%
Gross operating income*	313	+19.4%	(18.8%)	973	+25.7%	+22.6%
Risk-related costs	7	nm	nm	(9)	nm	
Equity affiliates	39	+17.8%	(7.1%)	130	+52.8%	
Net income on other assets		nm	nm		nm	
Pre-tax income	359	+27.1%	(12.8%)	1,094	+26.5%	
Net income	268	+23.8%	(10.4%)	811	+26.8%	
Cost/income ratio	41.3%	(2.3 pts)	+5.3 pts	39.9%	(4.3 pts)	
ROE				18.0%		

* In 2005, before integration-related costs
** At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of capital markets and investment banking

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	710	+10.4%	(20.5%)	2,512	+34.3%	+31.6%
Operating expenses	(549)	+12.3%	(15.0%)	(1,806)	+25.4%	+23.5%
Gross operating income*	161	+4.2%	(34.9%)	706	+63.8%	+58.5%
Risk-related costs	(1)	nm	nm		nm	
Equity affiliates	1	nm	nm	1	nm	
Net income on other assets	3	nm	nm	(1)	nm	
Pre-tax income	164	+4.8%	(32.6%)	706	+75.6%	
Net income	113	+1.0%	(30.4%)	493	+59.3%	
Cost/income ratio	77.4%	+1.4 pt	+5.0 pts	71.9%	(5.1 pts)	
ROE				27.4%		

* In 2005, before integration-related costs
** At constant exchange rates

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	9M-06	9M-05
Cost of financing	(946)	(892)
Financial management	561	331
Other business	91	138
Work-out activities	205	214
Net banking income	**(89)**	**(209)**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2005 and 30 September 2006

€bn

Assets	31/12/05	30/09/06
Cash, central banks, French postal system	6.7	9.6
Financial assets at fair value through profit or loss	344.5	399.4
Financial assets available for sale	144.3	169.1
Loans and advances to banks and customers	446.5	516.5
Financial assets held to maturity	19.8	19.6
Accrued income and sundry assets	63.8	86.0
Fixed assets	21.7	23.8
Goodwill	14.1	16.0
	1,061.4	**1,240.0**

€bn

Liabilities	31/12/05	30/09/06
Central banks, French postal system	0.5	-
Financial liabilities at fair value through profit or loss	249.0	287.6
Due to banks and customers	432.9	481.7
Debt securities in issue	98.1	142.4
Accruals and sundry liabilities	58.0	80.2
Insurance contract's technical reserves	162.5	181.3
Contingency reserves and subordinated debt	25.5	28.0
Shareholders' equity	30.7	34.0
Minority interests	4.2	4.8
	1,061.4	**1,240.0**

2. Other recents developements

➢ Crédit Agricole S.A. completes the mandatory public for Phoenix Metrolife Emporiki

Press release of 27 Octobre 2006

Crédit Agricole S.A. reaches (directly and indirectly) 98.49% shareholding. Crédit Agricole S.A. intends to promptly exercise its squeeze out right

Paris 27 October 2006: Crédit Agricole S.A. today announced that its mandatory public offer to the shareholders in Phoenix Metrolife Emporiki S.A. (the "Company") was completed on 25 October 2006. Upon settlement of the transfers, Crédit Agricole S.A.'s direct and indirect ownership will reach 98.49% of the Company's share capital.

- 274 shareholders of the Company that hold a total of 1,791,979 shares have accepted the public offer at the close of the acceptance period on 25 October 2006, representing approximately 1.96 per cent of the Company's share capital
- Crédit Agricole S.A.'s direct and indirect shareholding (which includes 6,133,448 shares purchased in the market from the announcement of the public offer until today), will reach upon settlement of the transfers 98.49% of the Company's share capital
- The completion of the off-the-exchange transfer and the settlement of the Company's shares duly tendered by October 25, 2006 is expected to occur on 2 November 2006
- Crédit Agricole S.A. intends to exercise promptly its right to demand that all remaining shares of the Company are transferred to it in exchange for €2.18 per share in cash (in accordance with article 27 of the Law 3401/2006) and eventually to seek the delisting of the shares from the Athens Exchange

Advisor
Morgan Stanley & Co. Limited acted as financial advisor to Crédit Agricole S.A. in connection with the Offer.

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

➢ Implementation of a liquidity agreement

Press release of 25 Octobre 2006

Paris, 25 October 2006 Crédit Agricole S.A. has commissioned Crédit Agricole Cheuvreux to implement a liquidity agreement, pursuant to the code of conduct of the French Association of Investment Firms (AFEI), approved by the national securities regulator, Autorité des Marchés Financiers, on 22 March 2005. The agreement takes effect on 26 October 2006 for one year and can be renewed tacitly.

The sum of €50,000,000 has been allocated to the liquidity account for the purpose of implementing the agreement.

➢ Crédit Agricole S.A. acquires 654 branch retail network in Italy

Press release of 11 Octobre 2006

Crédit Agricole S.A. announced it had come to an agreement with Banca Intesa to acquire control of Cassa di Risparmio di Parma e Piacenza (Cariparma) and Banca Populare FriulAdria (FriulAdria) as well as 193 Banca Intesa Group branches, a dense network of 654 branches. This whole perimeter has been valued at €5.96 billion. At the same time it said an evolution of Crédit Agricole S.A.'s asset management joint-venture with Banca Intesa in Italy should be decided before 31 January 2007. The consumer finance operation, Agos, will continue unchanged for a period of three years. Crédit Agricole S.A. will remain a shareholder in the new bank resulting from the proposed merger, albeit reducing its stake to less than 5 per cent from 9.1 per cent pro forma, and will exit the Banca Intesa shareholder pact.

The Fondazione Cariparma has agreed to the sale of Cariparma to Crédit Agricole S.A., and intends to invest 10 to 20 per cent in the new combined network. The Crédit Agricole Caisses Régionales also intend to co-invest 10 per cent in the new platform, with Crédit Agricole S.A. acquiring 70 to 80 per cent of it. On the basis of 80 per cent this would represent an investment of €4.8 billion for Crédit Agricole S.A.

In view of this agreement, which safeguards and enhances Crédit Agricole S.A.'s strategic interests in Italy and respects the interests of all other Banca Intesa shareholders, Crédit Agricole S.A. will vote in favour of the proposed combination of Banca Intesa and San Paolo IMI and will give its full support to the transaction.

René Carron chairman of Crédit Agricole S.A. said: "we have been present in Italy since 1990 and have a longstanding and close working relationship with Banca Intesa, which we have supported at all time. This agreement represents a first-rate opportunity for us to gain a direct significant presence in Italy through this quality network, in a country which is considered to be one of the most attractive retail banking markets in Europe. Cariparma and FriulAdria represent an ideal platform to expand our footprint in Italy. I am also delighted that the Caisses Régionales have decided to co-invest along side Crédit Agricole S.A. which clearly emphasises their support for the Group's international development strategy."

Georges Pauget, chief executive of Crédit Agricole S.A., added: "the creation of a substantial retail network in Italy positioned for growth is complementary to our earlier acquisitions in the Eurozone. It is a further, very significant step in our international development. In less than a year after launching our strategic plan, we have transformed our minority shareholdings into controlling stakes and extended our retail operations in Italy and Greece, two of Europe's fastest growing markets. We will strengthen Cariparma and FriulAdria through the opening of 100 additional branches and work with them to allow them to accelerate their growth and profitability. With this transaction, the net banking income from international operations will exceed 50 per cent in 2008, one of our stated strategic goals."

The announced agreement is fully consistent with Crédit Agricole S.A.'s strategy. At the end of December 2005 Crédit Agricole S.A. launched an ambitious three-year development plan with the goal to speed up organic growth in France, and to develop the Group's international presence whilst maintaining its risk profile. A €5 billion envelope was set aside out of free cashflow for international acquisitions over the period based on an investment programme with a strong retail focus and a particular emphasis on the Mediterranean basin and Eastern and Central Europe. This development has moved rapidly with the acquisitions of Emporiki Bank (Greece), EAB (Egypt), Meridian Bank (Serbia), Index Bank (Ukraine), Fidis (car financing, Italy), and the bancassurance business of BES (Portugal).

In addition, Crédit Agricole S.A. has indicated it would consider larger acquisitions on a case by case basis. This acquisition of a strong retail network in Italy represents such a step in the Group's international development.

Timetable of the transaction

The transaction is subject to the approval of the merger between Banca Intesa and San Paolo IMI by their shareholders and approvals by the relevant regulatory authorities. It is expected to close in the first quarter of 2007.

Financial details of transaction

The transaction includes 100 per cent of Cariparma and 76 per cent of FriulAdria, as well as 193 Banca Intesa branches, making a total of 654 branches. This whole perimeter has been valued at €5.96 billion.

The amount of the investment for Crédit Agricole S.A. is €4.8 billion and will be partially financed through a €3 billion capital increase and the balance from its own funds. Crédit Agricole S.A. is considering launching a €4billion rights issue in the first half of 2007, €3 billion of which will be earmarked to finance this acquisition and the rest to be used to increase the Group's financial flexibility. The Crédit Agricole S.A. Caisses Régionales intend to fully exercise their rights in this capital increase.

Estimated total annual synergies resulting from the commercial enhancement and the operational alignment of the acquired network amount to €130 million pre-tax and will be achieved by 2009. Implementation costs are expected to reach €105 million.

The transaction is consistent with Crédit Agricole S.A. acquisition criteria, both in terms of impact on EPS and return on investment.

No impact on credit ratings is expected, and the Tier 1 ratio of Crédit Agricole S.A. will remain at or above 7.5 per cent.

Retail banking

The retail banking network acquired by Crédit Agricole S.A. consists of 654 branches, 311 within Cariparma, 150 within FriulAdria and 193 Banca Intesa Group branches that will be contributed to Cariparma and FriulAdria based on geographical proximity.

This new network employs close to 7,000 people and has approximately 1.4 million customers. It is concentrated in the North, where 88 per cent of the branches are located, providing access to the wealthiest regions of Italy. Based on the number of branches, it has a market share in excess of 5 per cent in 13 regions and greater than 10 per cent in five regions. Overall in the 42 provinces covered by the network, it has a 3.6 per cent market share. In aggregate the network represents a Net Banking Income of €1.3 billion, customer loans of €20 billion and customer deposits of €21 billion in 2005.

The key factors of success of the transaction are the very strong track record of Cariparma and FriulAdria's management teams, the high quality and geographical concentration of the acquired branches, the attractive positioning of the client base, and the cultural similarities with Crédit Agricole.

Crédit Agricole S.A.'s industrial project rests on value creation through commercial enhancement, performance alignment and acceleration of growth through about 100 branch openings planned by 2010.

Asset Management

In addition, Crédit Agricole S.A. and Banca Intesa have agreed to study the feasibility of creating a pan-European asset management platform combining CAAM Group, CAAM sgr, CAAM Group's Italian subsidiary, and SPIMI Asset Management. The parties have until 31 January 2007 to reach a decision on this subject. In the event that it is decided not to pursue this project, CAAM sgr will be unwound on terms consistent with those of its formation in December 2005 Nextra agreement with CAAM focusing in Italy on its original institutional business and its newly acquired retail network.

Consumer Credit

The successful consumer credit joint-venture will continue unchanged to provide products to Banca Intesa over the next three years. Agos currently ranks #2 in the Italian domestic consumer finance market with a 10 per cent market share and has provided complete management of Banca Intesa's personal loans since October 2004.

Calyon and Morgan Stanley acted as financial advisors to Crédit Agricole S.A. on this transaction.

> *Slides* « Strategic Development of Crédit Agricole S.A. in Italy »

Strategic Development
of Crédit Agricole S.A. in Italy

October 12, 2006

CRÉDIT AGRICOLE S.A.

1. Summary Terms
2. Crédit Agricole S.A. in Italy
3. Overview of Acquired Networks
4. Industrial Project
5. Concluding Remarks
6. Appendices

CRÉDIT AGRICOLE S.A.

Successful Outcome of Negotiations in Italy

- Major strategic breakthrough in Italy for Crédit Agricole S.A. following successful outcome of negotiations between Crédit Agricole S.A. and Banca Intesa in the context of the Banca Intesa – SPIMI merger
- Major development of Crédit Agricole S.A.'s activities in Italy with the acquisition of a fully controlled retail network consisting of Cariparma, FriulAdria and Banca Intesa branches, i.e. 654 branches in total
- Crédit Agricole S.A. will now have 3 European core retail markets: France, Italy and Greece:
  - In excess of 50% of Crédit Agricole S.A.'s net banking income post-acquisition to stem from international activities by 2008, in line with stated objectives
  - Reorganisation of international participations from minority positions to controlled platforms

CRÉDIT AGRICOLE S.A.

3

Description of the Transaction

Retail Banking

- Acquisition perimeter: 100% of Cariparma, 76% of FriulAdria and 193 branches from Banca Intesa
  - 654 branches in total and ca. 1.4 MM customers
  - Total transaction value (100%): €5.96 Bn
- Co-investment of Crédit Agricole S.A. (70-80%), the Caisses régionales of Crédit Agricole (10%) and the Cariparma Foundation (10-20%)
  - Crédit Agricole S.A.'s investment: €4.8 Bn

Asset Management

- In addition Crédit Agricole S.A. and Banca Intesa have agreed to study the feasibility of creating a pan-European asset management platform combining CAAM Group, CAAM sgr and SPIMI Asset Management
- The parties have until 31 January 2007 to reach a decision on this subject
- In the event that it is decided not to pursue this project, CAAM sgr will be unwound on terms consistent with those of its formation in December 2005

Relationship with Banca Intesa

- Support to the merger with SPIMI
- Exit from Banca Intesa shareholder agreement
- Crédit Agricole S.A. free of any restrictions with respect to its interest in Banca Intesa
  - Reduction of stake below 5% of ordinary shares
- Existing consumer finance agreements between Banca Intesa and Agos remain unchanged for a period of 3 years

CRÉDIT AGRICOLE S.A.

Transaction Rationale

1. Attractiveness of Italian Banking Market

- Strong growth expected in the Italian banking market, one of the most attractive European markets
- Under-penetration of key financial products (mortgages, consumer credit, savings products)
- Low concentration, potential for in-market consolidation (top 5 players represent a 48% market share vs. 64% in France)

2. Acquisition of a Fully-Fledged Banking Platform

- Creation of a strong Italian platform with 654 branches and critical mass in Northern Italy (market share in excess of 10% in 5 provinces and in excess of 5% in 13 provinces)
- Complementarity with Crédit Agricole S.A.'s existing product factories in Italy

3. Operational Alignment with Limited Execution Risk

- Platform will immediately benefit from integration of branches into Cariparma and FriulAdria
- Strong impact of synergies from the alignment of Banca Intesa branches on best-of-breed performance of Cariparma and FriulAdria

4. Development Potential

- Potential for up- and cross-selling to existing client base
- Solid platform to build-upon through network expansion and selected bolt-on acquisitions

5. Key Success Factors

- Very strong track record of Cariparma and FriulAdria management teams
- High quality and strong geographical concentration of acquired branches
- High quality platform for growth
- Cultural proximity, importance of regional dimension
- Scaleability and quality of Cariparma's IT platform

CRÉDIT AGRICOLE S.A

5

Transaction Structure



Target Structure
Crédit Agricole S.A.
Caisses régionales
Cariparma Foundation
70-80%
10%
10-20%
Cariparma
311 branches
+ 184 Banca Intesa branches
= 475 Total branches
FriulAdria
150 branches
+ 29 Banca Intesa branches
= 179 Total branches

- Joint-investment of Crédit Agricole S.A. (70-80%) and Caisses régionales (10%)
- Cariparma Foundation's approval of the transaction and acquisition of 10-20%
  - Shareholders' agreement with Crédit Agricole S.A. specifying governance rules
- Allocation of the acquired Banca Intesa branches between Cariparma and FriulAdria based on geographic proximity criteria

CRÉDIT AGRICOLE S.A

6

Summary Financial Terms
Transaction Value and Financing

- Retail network acquisition value
  - €5.96 Bn for 100% of Cariparma, 76% of FriulAdria and 193 branches
  - Corresponds to a 2006E P/E of 16.6x and a 2006E P/BV of 3.0x
  - Crédit Agricole S.A.'s 80% acquisition of targeted perimeter represents a total €4.8 Bn investment
  - Caisses régionales to co-invest 10% and Cariparma Foundation to co-invest 10-20%
- Transaction financing
  - €3 Bn through capital increase
  - Balance (€1.8 Bn) funded from own resources
- Transaction timing
  - Acquisition of Cariparma and FriulAdria to be completed by year-end 2006
  - Branches acquisition to be completed by Q1 2007
- Crédit Agricole S.A.'s capital increase
  - Rights issue for a total amount envisaged of ca. €4 Bn of which €3 Bn for the financing of the transaction and €1 Bn to increase financial flexibility
    - Caisses régionales to fully exercise their rights (55% ownership)
  - Expected timing: H1 2007, subject to market conditions
    - Bridge financing through shareholder loan granted by Caisses régionales

7

Summary Financial Terms (cont'd)
Financial Impacts of Acquisition of Retail Banking Networks

- Estimated synergies by 2009
  - Fully phased revenue synergies: €65 MM (5% of 2005 combined NBI)
  - Fully phased cost synergies: €65 MM (9% of 2005 combined cost base)
  - Total fully-phased synergies: €130 MM
- Implementation costs: €105 MM
  - Phased over next 3 years, with majority incurred in 2007 and 2008
- Transaction EPS accretive in 2008[1], excluding implementation costs
- Return on investment in excess of cost of capital by 2010
- No impact on credit ratings expected
  - Tier 1 ratio of Credit Agricole S.A. expected to remain at or above 7.5%

Notes
1 Based on Crédit Agricole S.A. [illegible] EPS

8

Review of the Feasibility of the Creation of a European Asset Management Platform

- Crédit Agricole S.A.and Banca Intesa agree to study the feasibility of creating a joint pan-European asset management platform combining CAAM group, CAAM sgr and SPIMI's asset management operations
  - Potentially in excess of €660 Bn of assets under management
  - #1 position in France and Italy
  - #14 global player / #7 in Europe[1]
- Agreement to be reached by January 31st, 2007
- In the event parties decided not to pursue the transaction, unwind of CAAM sgr on terms consistent with those of its creation:
  - CAAM Group to redevelop its business in Italy on the basis of its initial contribution in institutional business and the retail networks Crédit Agricole S.A. has acquired (purchase price based on original contribution value of €70 MM)
  - Banca Intesa to acquire CAAM Group's 65% stake in CAAM sgr based on terms of December 2005 Nextra transaction (€1,255 MM for 100%)

1 [illegible]

CRÉDIT AGRICOLE S.A.

CRÉDIT AGRICOLE S.A.

Longstanding Partner to Banca Intesa

✓ **Crédit Agricole S.A. has been Banca Intesa's Long-Term Partner for the past 16 years**

- Crédit Agricole S.A.'s original investment in 1990 (12.2% of Banco Ambrosiano Veneto)
- Continuously supported expansion which led to the creation of Banca Intesa

✓ **Crédit Agricole S.A., largest shareholder in Banca Intesa**

- 17.8% of voting rights
- 40.9% of shareholding pact representing 43.5% of ordinary shares



1990
1998
1999
2000-2002
2003-2006
12.2%
Creation of Banca Intesa
Acquisition of Cariparma and FriulAdria
CARIPLO
Acquisition of 70% of Comit
BANCA COMMERCIALE ITALIANA
Merger of Banca Intesa and Comit and adoption of divisional organisational model
Appointment of new management team in 2002
Agos
Nextra
Private banking agreement
Merger with SPIMI

Support to the Banca Intesa – SPIMI Merger

✓ **A merger with a strong industrial rationale**

- Creating a domestic banking champion, with market shares of approximately 20% across all business lines
- Significant value creation potential
- Crédit Agricole S.A. has approved the proposed merger and will vote in favour of the transaction at the shareholders' general meeting

✓ **Crédit Agricole S.A.'s stake in Banca Intesa**

- Crédit Agricole S.A.'s 17.8% interest (ordinary shares) will be diluted to 9.1% in new entity
- Current value of interest: €6 Bn[1]
- Unrealised capital gain of ca. €2 Bn[1][2]
- Crédit Agricole S.A. to exit the Banca Intesa shareholder agreement and be free of any restrictions with respect to its interest in Banca Intesa
  - Reduction of stake below 5% of ordinary shares in new entity

Notes
1 [illegible]
2 [illegible]

Building a Universal Banking Platform in Italy

Retail Banking – Acquired Perimeter

- 654 branches
- 1.4 MM clients
- NBI 2005: €1.4 Bn
- 6,852 employees
- Customer loans 2005: €20.1 Bn
- Customer deposits 2005: €23.4 Bn
- Funds under Management 2005: €42.5 Bn

Corporate & Investment Banking
Calyon

- Strong local presence in financing (structured products, acquisitions, projects) and investment banking (equities, fixed income, derivatives, securitization)
- 6th broker in Italy in 2006
- 3rd/4th government bonds specialist

Consumer Finance

Automobile Financing
Fidis

- JV (50/50) between Crédit Agricole S.A. and Fiat Auto
- 1st car financing operator in Italy with a 12% market share
- €13 Bn of total assets
- 1,135 employees

Consumer Finance
Agos

- 51% owned by Credit Agricole S.A. (49% Banca Intesa)
- 2nd operator in Italy with an 8% market share
- €5 Bn total assets
- 1,322 employees

Asset Management
CAAM sgr

- Asset management for acquired retail networks
- Institutional business
- Feasibility study on creation of a wider platform including CAAM Group, CAAM sgr and SPIMI's asset management operations

High Growth of Italian Banking Sector - Converging to Rest of Europe

Key Growth Drivers

- Under-penetration of key financial products in the retail segment
- In particular savings growth to remain high on the back of the pension reform
- SME segment will also drive growth

Current Accounts per Person



1.0
0.8
0.6
0.4
0.2
0.0
0.73
0.93
Italy
Europe

Cards per Person



1.0
0.8
0.6
0.4
0.2
0.0
0.38
0.95
Italy
Europe

Consumer Finance Loans and Mortgages as % of GDP



50%
40%
30%
20%
10%
0%
4%
11%
8%
38%
Italy
Europe
Consumer Finance
Mortgages

Life Insurance as % of GDP



50%
40%
30%
20%
10%
0%
21%
45%
Italy
Europe

CRÉDIT AGRICOLE S.A

An Extensive Network in Italy Focused on the Wealthiest Areas

- ✓ A new home market for Crédit Agricole S.A. with ca. 1.4 MM customers
- ✓ Dense geographic coverage
  - 654 branches
  - Access to wealthiest areas in Italy
  - Presence in 9 regions which concentrate 70% of Italian population
  - 2% market share at national level (by number of branches)
  - 3.6% market share on the 43 provinces covered
- ✓ Critical mass in Northern Italy (5 provinces with a market share greater than 10% and 13 provinces with a market share greater than 5%)
- ✓ Disproportionate benefits in terms of lending and deposits for high branch market share
- ✓ 6% market share in Campania (Napoli / Caserta)
  - High deposit base
  - Diversification of deposit/loan mix

Breakdown of Branches



Center - 20 branches
South - 61 branches
3%
9%
88%
North - 573 branches



Market share:
0%
0% - 3%
3% - 6%
6% - 10%
> 10%

CRÉDIT AGRICOLE S.A

Overview of Cariparma

CARIPARMA & PIACENZA

Operational Snapshot (2005)

- €11.7 Bn Loans
- €12.6 Bn Deposits
- €0.7 Bn Net Banking Income
  - 55% Net Interest Income
  - 37% Commission Income
- €26.4 Bn Funds under Management
- On top of retail branch network, Cariparma also has 17 corporate branches and 16 private banking branches
- 339 ATMs
- More than 11,000 POS
- 632K clients (of which ca. 72K corporates)
- Autonomous, centralised and scaleable operating platform (IT & BO)
- 3,400 employees

Branch Network

Roma	6
Arezzo	1
Firenze	5
Lucca	4
Pistoia	2
Bologna	2
Ferrara	1
Modena	13
Parma	91
Piacenza	56
Reggio Emilia	14
Brescia	1
Cremona	31
Lodi	7
Mantova	16
Milano	26
Pavia	23
Alessandria	1
Torino	8
Verona	1
Monza	1
Massa Carrara	1
Total	311



Market share: 0% | 0% - 3% | 3% - 6% | 6% - 10% | > 10%

CREDIT AGRICOLE S.A.

17

Overview of FriulAdria

Banca Popolare FriulAdria

Operational Snapshot (2005)

- €3.8 Bn Loans
- €3.1 Bn Deposits
- €0.2 Bn Net Banking Income
  - 56% Net Interest Income
  - 38% Commission Income
- €5.1 Bn Funds under Management
- On top of retail branch network, FriulAdria also has 4 corporate branches and 4 private banking branches
- 175 ATMs
- More than 2,642 POS
- 263K clients (of which ca. 41K corporates)
- Operating platform (IT & BO) largely sub-contracted to Intesa
- 1,318 employees

Branch Network

Gorizia	7
Pordenone	42
Trieste	7
Udine	56
Treviso	20
Venezia	18
Total	150



Market share: 0% | 0% - 3% | 3% - 6% | 6% - 10% | > 10%

CREDIT AGRICOLE S.A.

18

Overview of Additional 193 Banca Intesa Branches

Operational Snapshot (2005)

- €4.6 Bn Loans
- €7.8 Bn Deposits
- €0.4 Bn Net Banking Income
- €10.9 Bn Funds under Management
- 523 K retail clients
- 2,134 employees

Branch Selection Criteria

- Geographic complementarities with Cariparma and FriulAdria
- Selected presence in provinces in the Centre and South of Italy to balance development model
- Access to large pools of deposits

Branch Network



Market share:
0%
0% - 3%
3% - 5%
5% - 10%
> 10%

CRÉDIT AGRICOLE S.A

19

Summary Consolidated Figures

2005 Data

	Cariparma[2]	FriulAdria[3]	193 Branches[1]	Total[4]
Net banking income	€719 MM	€228 MM	€413 MM	€1 361 MM
Net income	€177 MM	€48 MM	€77 MM	€290 MM
C/I ratio	44%	54%	64%	52%
ROAE	19%	10%	22%[5]	18%
Shareholders' equity	€0.9 Bn	€0.5 Bn	€0.4 Bn	€1.7 Bn
Customer loans	€11.7 Bn	€3.8 Bn	€4.6 Bn	€20.1 Bn
RWA	€12.8 Bn	€3.7 Bn	€3.6 Bn	€20.1 Bn
Tier 1 ratio	7.2%	11.3%	9.8%	8.4%
# Branches	311	150	193	654
# Customers	632K	263K	523K	1,418K
# Employees	3,400	1,318	2,134	6,852

CRÉDIT AGRICOLE S.A

20

Key Success Factors

- Very strong track record of Cariparma and FriulAdria management teams
- High quality and geographical concentration of acquired branches
  - Excellent geographical fit with Cariparma's and FriulAdria's existing footprints
- Attractive positioning of client base offering strong development potential
  - Networks equiped with appropriate marketing and commercial tools to optimize this potential
- Scaleability and quality of Cariparma IT platform
  - IT integration of Banca Intesa retail branches expected to be completed within 18 months post closing
- Cultural similarities
  - Regional approach
  - Presence of Cariparma Foundation
- High quality platform for growth

CRÉDIT AGRICOLE S.A.

Low Execution Risk
High Quality Retail Banking Platform

- Acquired perimeter has been delivering sound operating performance


Operating Efficiency
Cost Income Ratio (%)
70%
65%
60%
55%
50%
45%
40%
44%
54%
56%
58%
58%
67%
69%
Cariparma
FriulAdria
BPVN
BPU
B. Lombarda
BPM
Credem


Profitability
Return on Average Equity (%)
25%
20%
15%
10%
5%
0%
21%
19%
16%
15%
11%
10%
9%
Credem
Cariparma
BPVN
BPU
B. Lombarda
FriulAdria
BPM


Productivity
Revenues/Employee (€000)
220
210
200
190
180
170
160
211
204
199
197
194
189
181
Cariparma
BPVN
B. Lombarda
BPU
Credem
BPM
FriulAdria


Asset Quality
NPL Ratio (%)
2.0%
1.5%
1.0%
0.5%
0.0%
0.2%
0.2%
0.5%
0.6%
0.8%
1.0%
1.6%
Credem
Cariparma
FriulAdria
BPM
B. Lombarda
BPU
BPVN

Based on 2005 Financials

Notes
1 [illegible]
2 [illegible]

CRÉDIT AGRICOLE S.A.

1. Summary Terms

2. Crédit Agricole S.A. in Italy

3. Overview of Acquired Networks

4. Industrial Project

5. Concluding Remarks

6. Appendices

Crédit Agricole S.A. 63

Assessment of Acquired Networks

Cariparma	Middle-sized bank, highly efficient with a coherent commercial and operational model...	... With a high development potential
FriulAdria	High quality franchise on a limited territory...	... Which has scope for operational improvement
193 Banca Intesa Branches	Customer-oriented branches...	... Which will fully benefit from the new bank's operational and commercial development model and alignment on Cariparma performance standards

Crédit Agricole S.A. 63

A Development Plan with Limited Execution Risk

A High Quality Platform ...

- ✓ Strong regional roots in the wealthiest areas in Italy
- ✓ Sophisticated commercial policy with segmented marketing and commercial approaches
- ✓ Cariparma's banking infrastructures including IT and back-office, are efficient, scaleable and fully integrated

...To Deploy A New Multiregional Model...

- ✓ Development in Northern Italy based on two well-known regional brands (no rebranding)
- ✓ A presence in the Center and the South with access to deposit pools facilitating a second-step expansion of network
- ✓ Centralization on an efficient operating platform, mutualised for all networks and enabling potential future developments

...With Limited Execution Risks

- ✓ Management teams fully supportive of project they contributed to build
- ✓ Similar cost synergy potential as in a restructuring project without the associated risks
- ✓ Support from local constituencies

CRÉDIT AGRICOLE S.A

25

Synergies and Value Creation Plan

3 Levers of Value Creation Plan

1. Commercial Enhancement
2. Performance Alignment
3. Acceleration of Organic Growth

CRÉDIT AGRICOLE S.A

26

Commercial Enhancement

Integration of acquired branches	■ Transfer of best practices from Cariparma and FriulAdria to acquired branches – Improve commercial performance (aligned with Cariparma and FriulAdria) ■ Client attrition factored in (branch migrations)
Growth strategy on key segments	■ Extension of product range ■ Fertilisation of existing high potential client base ■ Increased levels of lending to larger corporates
Leverage on Credit Agricole S.A. product factories	■ Consumer finance ■ Asset management ■ Bancassurance ■ Corporate & Investment Banking ■ Online banking

Est. Fully Phased Revenue Synergies → **€65 MM** *5% of 2005 combined NBI*

■ Excluding synergies with existing Crédit Agricole S.A.'s product factories

CREDIT AGRICOLE S.A. 27

Performance Alignment

Cost streamlining of acquired branches	■ Headquarter functions performed by Cariparma and FriulAdria ■ Streamline acquired branches cost-bases
IT optimisation	■ Leveraging on Cariparma's existing scaleable and efficient IT platform ■ Reduced IT costs on FriulAdria and acquired Banca Intesa branches ■ Taking into consideration additional administrative costs to reinforce the existing Cariparma platform
Back-office optimisation	■ Back-office functions operated centrally and mutualised ■ Net of any costs incurred to reinforce the existing back-office platform
ALM Revenues	■ Optimisation of active finance management (ALM)
Implementation	■ Taking into consideration extra costs required on an ongoing basis to run the combined platforms (in particular resizing of some central functions and additional head-office costs)

Est. Fully Phased Cost Synergies → **€65 MM** *9% of 2005 combined cost base*

CREDIT AGRICOLE S.A. 28

Implementation Costs

Branding

- Investment performed over a three-year period to further strengthen brand awareness

Exceptional IT Migration Charges

- Charges incurred mainly in 2007 to bring all IT platforms under the Cariparma umbrella

Basel II Compliance Project

- Overall investment project required to redevelop own models
- Mainly incurred in 2007

Integration Projects

- Overall costs required to achieve the planned integration projects (legal, fiscal, auditors, consulting)

Total Est. Implementation Costs → €105 MM

Summary of Estimated Synergies

Breakdown of Pre-Tax Annual Synergies, Fully Phased 2009 (€MM)



140
120
100
80
60
40
20
0
65
65
130
Commercial Enhancement
Revenue Synergies
Performance Alignment
Cost Synergies
Total Net Synergies

✓ Expected phasing of synergies

- 2007: 5%
- 2008: 65%
- 2009: 100%

Accelerating Organic Growth

Enhanced Network Strategy

✓ **Expanding the Retail footprint**
- ca. 100 new branches targeted by 2010
- Expansion based on the acquired networks' existing mapping
- Focus on Tuscany, Veneto and Emilia Romagna

✓ **Development of corporate and private banking networks**
- 6 new corporate branches opened by 2008
- 6 new private banking branches opened by 2009

Summary Development Plan

Category	Openings	Timing
Retail	~ 100	2010
Corporate	6	2008
Private Banking	6	2009

Contribution to Gross Operating Profit Estimates



CRÉDIT AGRICOLE S.A

Three Levers to Create Value

	Cariparma	FriulAdria	193 Branches
Marketing	New branch openings Cross-selling improvement Calyon Corporate products Credit Agricole retail products	Cariparma methods and tools New branch openings Cross-selling improvement Calyon Corporate products Credit Agricole retail products	Alignment of commercial performance Cariparma methods and tools New branch openings Cross-selling improvement Calyon Corporate products Credit Agricole retail products
IT	Preparing integration (« plug in »)	Integration on Cariparma IT systems Preparing integration (« exit »)	Integration on Cariparma IT systems Preparing integration (« exit »)
Organisation	Branch operations optimisation	Improved back-office organisation (Cariparma – Workflow) Branch operations optimisation	Alignment on Cariparma management costs Improved back-office organisation (Cariparma – Workflow) Branch operations optimisation

CRÉDIT AGRICOLE S.A

1. Summary Terms

2. Crédit Agricole S.A. in Italy

3. Overview of Acquired Networks

4. Industrial Project

5. Concluding Remarks

6. Appendices

Crédit Agricole S.A.

A Major Strategic Breakthrough in Italy for Crédit Agricole S.A.

- Opening of a third retail banking market for Crédit Agricole S.A. in Europe after France and Greece, delivering on stated objective of generating more than 50% of net banking income from international operations by 2008
- Converting a minority stake into a fully controlled retail banking platform in a fast growing market
- Acquisition of a high quality banking franchise with strong value creation potential and limited integration risk
- Complementarities with existing Crédit Agricole S.A. product factories, creation of a fully-fledged banking platform in Italy
- Acquisition consistent with Crédit Agricole S.A.'s financial criteria

Crédit Agricole S.A.

1. Summary Terms

2. Crédit Agricole S.A. in Italy

3. Overview of Acquired Networks

4. Industrial Project

5. Concluding Remarks

6. Appendices

Crédit Agricole S.A. 35

Contribution of International Operations Post-Acquisition

2008E Net Banking Income Breakdown

Excluding acquisitions | Including recent acquisitions, except Italy | Including all acquisitions



International
42%
France
58%
International
48%
France
52%
France
48%
International
52%

2006E Staff Breakdown

Excluding acquisitions | Including recent acquisitions, except Italy | Including all acquisitions



International
35%
France
65%
International
46%
France
54%
France
49%
International
51%

Crédit Agricole S.A. 36

Mechanical impacts of the operations on the Tier 1 ratio

- Initial position: 16.8% Intesa stake (ordinary shares and saving shares)[1], equity consolidated (Tier 2 deduction)
- Consequences of the acquisition
  - Direct capital needs based on:
    - Goodwill created
    - Risk weighted assets of acquired networks
  - Indirect Tier 1 capital needs:
    - Decrease in the Lower Tier 1 eligible amount / haircuts on Lower Tier 1
- Implications of the reduction of the stake in Intesa from 16.8% to 9.1% (ordinary shares and saving shares)
  - Direct increase in Tier 1 capital
    - Merger-related dilution profit (decrease from 16.8% to 9.1% in the combined Intesa-SPIMI entity, change in the quota share of consolidated equity)
    - Capital gain on disposal (decrease from 9.1% to 4.5%)
  - 45% of unrealised capital gain on the remaining stake accounted for in Tier 2 capital
  - Indirect increase in Tier 1 capital:
    - Increase in the Lower Tier 1 eligible amount
- Consequences of the neutralization of the intragroup part of operations
  - Cancellation of 16.8% of the implied goodwill, broken down between a reduction in the merger-related dilution profit and a reduction in unrealised capital gains

Notes
1 [illegible]

CRÉDIT AGRICOLE S.A.

3. Person responsible for shelf-registration document and updates

- **Person responsible for the shelf-registration document and updates**

  Mr. Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

- **Responsibility statement**

  I hereby certify that, to my knowledge and after all due diligence, the information contained in this update is true and accurate and contains no omissions likely to affect the import thereof.

  I have obtained a letter from the statutory auditors upon completion of their work in which they state that they have verified the information relating to the financial situation and financial statements provided in this update and read the document as a whole.

Executed in Paris on 24 November 2006

Chief Executive Officer, Crédit Agricole S.A.

Georges Pauget

4. Persons responsible for audit

➢ **Statutory auditors**

Statutory auditors

Ernst & Young et Autres Represented by Valérie Meeus 41, rue Ybry 92576 Neuilly-sur-Seine Cedex	**PricewaterhouseCoopers Audit** Represented by Gérard Hautefeuille 63, rue de Villiers 92200 Neuilly-sur-Seine
Statutory Auditors, members, Compagnie Régionale des Commissaires aux comptes de Versailles	Statutory Auditors, members, Compagnie Régionale des Commissaires aux comptes de Versailles

Alternate auditors

Picarle et Associés Represented by Denis Picarle 11, allée de l'Arche 92400 Courbevoie	**Pierre Coll** 63, rue de Villiers 92200 Neuilly-sur-Seine

- **Barbier Frinault et Autres** was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. This term of office was renewed for a further six years at the Combined General Meeting of 17 May 2006.

  The company, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

  It adopted the name « Ernst & Young et Autres » on 1 July 2006.

- **PricewaterhouseCoopers Audit** was appointed Statutory Auditor at the Ordinary General Meeting of 19 May 2004. This term of office was renewed for six years at the Combined General Meeting of 17 May 2006.

  PricewaterhouseCoopers Audit, represented by Gérard Hautefeuille, belongs to the PricewaterhouseCoopers network.

- **Pierre Coll** was appointed Alternate Auditor for PricewaterhouseCoopers Audit at the Ordinary General Meeting of 19 May 2004. This term of office was renewed for six years at the Combined General Meeting of 17 May 2006.

- **Alain Grosmann** was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000. This term of office expired at the end of the Combined General Meeting of 17 May 2006.

- **Picarle et Associés**, domiciled at 11, allée de l'Arche à Courbevoie (92400), was appointed Alternate Auditor for Ernst & Young et Autres for a term of six years at the Combined General Meeting of 17 May 2006.

5. Cross-reference table

The following table cross-references this document with (i) the main headings required by regulation EC 809/2004 (Annex I), enacting the terms of the « Prospectus » directive ; and (ii) the pages in the Shelf-registration Document D.06-0188 updated by this document.

Heading required by regulation EC 809/2004 (Annex I)	Page no. in shelf-reg. Doc. (SDR) and updates	Pages no. in this update
1. Persons responsible	290 DR ; 157 A01 ; 45 A02 ; 127 A03	73
2. Statutory Auditors	291 DR ; 158 A01 ; 46 A02 ; 128 A03	74
3. Selected financial nformation		
3.1. Historical financial information	6-8 DR	
3.2. Interim financial information	3, 12-43 A02 ; 4, 15-53 A03	3, 16-49
4. Risk factors	158-175, 83-94 DR 68-73 A03	
5. Information about the issuer		
5.1. History and development of the issuer	46-49, 254-255 DR	
5.2. Investments	262-263, 96-99, 152-153 DR 44 A02 ; 4, 55-56, 19-20, 82-83, 86-88, 105-106 A03	50-53
6. Business overview		
6.1. Principal activities	50-59, 264, 96-99 DR	
6.2. Principal markets	52-59, 179-182, 229-230 DR	
6.3. Exceptional factors	264 DR	
6.4. Extent to which issuer is dependent on patents or licences, industrial, commercial or financial contracts	94 DR	
6.5. Basis for any statements made by the issuer regarding its competitive position	50-59 DR	
7. Organisational structure		
7.1. Brief description of the group and the issuer's position within the group	47 DR ; 1-156 A01	
7.2. List of significant subsidiaries	205-215, 119-121 DR ; 107-117 A03	
8. Property, plant and equipment		
8.1. Information regarding any existing or planned material tangible fixed assets	193 DR ; 101 A03	
8.2. Description of any environmental issues that may affect the issuer's utilisation of the tangible fixed assets	113-116 DR	

9. Operating and financial review	62-83 DR	
9.1. Financial condition	125-127, 219-221 DR	
9.2. Operating income	125, 219 DR	
10. Capital resources		
10.1. Information concerning the issuer's capital resources	128, 146-148, 195-196, 101 DR ; 33, 42, 57, 79-81, 102 A03	30, 39
10.2. Explanation of the sources and amounts of the issuer's cash flows	129-130 DR ; 82-83 A03	
10.3. Information on borrowing requirements and funding structure	171-173 DR	
10.4. Information regarding any restriction on the use of capital resources that have materially affected, or could materially affect the issuer's operations	N/A	
10.5. Information regarding the anticipated sources of funds needed to fulfil commitments	262-263 DR	52
11. Research and development, patents and licences	N/A	
12. Trend information	94-99, 264 DR 74-76 A03	
13. Profit forecasts or estimates	95, 271-272 DR	
14. Administrative, management and supervisory bodies and senior management		
14.1. Information about members of the administrative, management and supervisory bodies and senior management	35-42 DR ; 44 A02	
14.2. Administrative, management and supervisory bodies and senior management conflicts of interests	43 DR	
15. Remuneration and benefits		
15.1. Amount of remuneration paid and benefits in kind	32-34 DR	
15.2. Total amount set aside or accrued to provide pension, retirement or similar benefits	33-34 DR	
16. Board practices		
16.1. Date of expiration of current term of office	35-42 DR	
16.2. Information about members of the administrative, management or supervisory bodies' service contracts with the issuer or any of its subsidiaries	43 DR	
16.3. Information about the issuer's audit committee and remuneration committee	18-20 DR	
16.4. A statement as to whether or not the issuer complies with the corporate government regime in its country of incorporation	14, 43 DR	

17. Employees		
17.1. Number of employees and breakdown by main category of activity and geographic location	7, 104-105, 112 DR	
17.2. Shareholdings and stock options	32-42 DR ; 41, 102, 125 A03	39
17.3. Arrangements for involving the employees in the issuer's capital	199-201, 103 DR	
18. Major shareholders		
18.1. Shareholders owning more than 5% of the share capital or voting rights	8, 195, 268-269 DR ; 41, 102 A03	39
18.2. Whether the issuer's major shareholders have different voting rights	8, 256, 268 DR	
18.3. Control over the issuer	119, 123, 269, 47 DR	
18.4. Description of any arrangements, known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	195, 269 DR	
19. Related party transactions	119-124 ; 274-276 DR ; 89 A03	
20. Financial information concerning the issuer's assets and liabilities, financial positions and profits and losses		
20.1. Historical financial information *	117-241 DR	
20.2. Pro forma financial information	*	
20.3. Financial statements	117-215 DR	
20.4. Auditing of historical annual financial statements	216-217 DR	
20.5. Age of latest financial information	117 DR ; 4 A03	
20.6. Interim financial information	3-43 A02 ; 4-119 A03	3-49
20.7. Dividend policy	8-11, 196, 269 DR	
20.8. Legal and arbitration proceedings	93-94, 194 DR ; 73 A03	
20.9. Significant change in the issuer's financial or commercial position	264 DR	
21. Additional information		
21.1. Share capital	8, 101, 255-256, 268-270 DR ; 41, 57, 102, 124 A03	39
21.2. Memorandum and articles of association	254-261 DR	
22. Material contracts	123-124, 264 DR	
23. Third party information and statement by experts and declarations of any interests	272 DR	
24. Documents on display	265 DR ; 11 A02 ; 134 A03	79
25. Information on holdings	154-155, 238, 248-252 DR ; 85-86, 107-117 A03	

N/A = non applicable.

* In accordance with article 28 of regulation EC 809/2004 and article 212-11 of AMF's General Regulations, the following are incorporated by reference:

- the consolidated financial statements for the year ended 31 December 2004, the Statutory Auditors' Report on the consolidated financial statements for the year ended 31 December 2004 and the Group's Management report appearing on pages 107 to 169, 170 to 171, 27 to 85 of the Crédit Agriocle S.A. shelf-registration document registered by the AMF on 17 March 2005 under number D.05-0233;

- the consolidated financial statements for the year ended 31 December 2003, the Statutory Auditors' Report on the pro forma consolidated financial statements for the year ended 31 December 2003, the Group's Management report appearing on pages 63 to 95, 98 to 153, 154 to 155, 96 to 97 and 2 to 49 of the Crédit Agriocle S.A. shelf-registration document registered by the AMF on 4 May 2004 under number R.04-073.

The sections of shelf-registration documents D.05-0233 and R.04-073 not referred to above are either not applicable to investors or are covered in another part of shelf-registration document D.06-0188.

The present document is available on website www.credit-agricole-sa.fr
and on website to Autorité des Marchés Financiers www.amf-france.org

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of €4,491,966,903
Paris Trade and Company Registry N° 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tel. 33 (0) 1.43.23.52.02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Summary of assets and liabilities as at September 30, 2006,

Published in the BALO on November 10, 2006

Please see attached English-language translation.

Exhibit 2.1

English translation from French

Crédit Agricole S.A. BALO Notice published November 7, 2005, Bulletin No. 135

CREDIT AGRICOLE S.A.

A French *société anonyme* with capital of €4,491,966,903.
Registered office: 91-93, boulevard Pasteur, 75015 Paris.
Registry of Commerce and Companies: 784 608 416 Paris – APE: 651 D.
Siret: 784 608 416 00011

Financial Position as at September 30, 2006.
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	2 022 629
Treasury bills and similar items	3 849 887
Due from banks	52 417 220
Crédit Agricole internal transactions	203 465 088
Customer-related items	1 493 900
Bonds and other fixed-income securities	15 866 037
Shares and other variable-income securities	4 166 526
Investments and other long-term securities	11 463 024
Investments in non-consolidated affiliates	42 550 522
Intangible assets, bank premises and equipment	195 132
Other assets	10 816 495
Sundry accounts and prepaid expenses	11 999 743
Total assets	360 306 203

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	1 439
Due to banks	38 141 101
Crédit Agricole internal transactions	17 376 716
Customer-related transactions	167 880 447
Debts represented by a security	69 651 737
Other liabilities	7 256 929
Sundry accounts and unearned income	14 050 195
General risks and liabilities reserves	1 560 322
Subordinated debt and equity loans	22 674 933
Fund for general banking risks (FGBR)	722 489
Shareholders' equity (excl. FGBR)	20 989 895
Share capital	4 491 967
Additional paid-in capital	12 583 784
Reserves	2 737 753
Regulated provisions and investment grants	724
Retained earnings	1 175 667
Total liabilities and shareholders' equity	360 306 203

Off-balance sheet items	Amount
Guarantees and commitments given	19 571 123
Financing commitments given	7 431 567
Guarantees given	12 139 556
Commitments on securities	0
Guarantees and commitments received	3 482 167
Financing commitments received	3 462 987
Guarantees received	19 180
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Asset	Amount
Cash, due from central banks and French postal system	4 005 864
Treasury bills and similar items	418 200
Due from banks	1 814 505
Crédit Agricole internal transactions	20 127 164
Due from customers	281 499 568
Bonds and other fixed-income securities	7 178 450
Shares and other variable-income securities	13 453 359
Investments and other long-term securities	11 959 176
Investments in non-consolidated	1 046 755

affiliates	
Intangible assets, bank premises and equipment	2 794 877
Other assets	2 705 997
Sundry accounts and prepaid expenses	5 787 243
Total assets	352 791 158

Liabilities and shareholders' equity	Amount
Due to central banks and current accounts with French postal system	356
Due to banks	1 112 694
Crédit Agricole internal transactions	203 976 516
Customer-related items	77 307 058
Debts represented by a security	20 052 700
Other liabilities	2 032 968
Sundry accounts and unearned income	6 562 314
General risks and liabilities reserves	3 939 238
Mutual security deposits	3 127
Subordinated debt and equity loans	3 145 195
Fund for general banking risks (FGBR)	1 098 229
Shareholders' equity (excl. FGBR)	33 560 763
Share capital	4 058 021
Additional paid-in capital	9 220 215
Reserves	20 413 053
Regulated provisions and investment grants	16 950
Retained earnings	-147 476
Total liabilities and shareholders' equity	352 791 158

Off-balance sheet items	
Guarantees and commitments given	60 093 372
Financing commitments given	51 301 337
Guarantees given	8 661 434
Commitments on securities	130 601
Guarantees and commitments received	56 632 673
Financing commitments received	2 056 921
Guarantees received	54 390 586
Commitments on securities	185 166

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 A

Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due May 2008

November 7, 2006

Please see attached.

Final Terms dated 7 November 2006

Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 162
TRANCHE NO: 1

EUR 200,000,000 Floating Rate Notes due May 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	162
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	9 November 2006
	(ii)	Interest Commencement Date	9 November 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to 9 May 2008
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the	Resolution of the Board of Directors of the Issuer dated 16 May 2006

Notes:

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	9 February, 9 May, 9 August and 9 November in each year from and including 9 February 2007 up to and including 9 May 2008; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii) Screen Rate Determination:	Applicable
	(Condition 5(b)(iii)(B))	
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR "**3-month EURIBOR**" means the rate for deposits in EUR for a period of three months as

		quoted on the Moneyline Telerate 248 page as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
	(viii) ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
	(ix) Margin(s):	-0.02 per cent.
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each**	EUR 100,000 per Note of EUR 100,000

	Note	Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:	Condition 13 applies
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable
DISTRIBUTION		
33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Additional selling restrictions:	Not Applicable
GENERAL		
36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange 9 November 2006 with effect from such date
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 200,000,000
(iii) Estimated total expenses:	*Not Applicable*

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0274182103
Common Code:	027418210
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Final Terms dated November 8, 2006

Crédit Agricole S.A.

acting through its London branch

Euro 40,000,000,000

Euro Medium Term Note Programme

SERIES NO: 163

TRANCHE NO: 1

Issue of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	163
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 100,000,000
	(iii) Tranche:	EUR 100,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	10 November 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	10 November 2016
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified below)
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
	(v)	Determination Dates:	Not Applicable
	(vi)	Specified Interest Payment Dates:	10 November in each year from 10 November 2007 to and including 10 November 2016 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 10 November 2007 and that the Index Linked Interest Payment Date$_{(10)}$ shall occur on 10 November 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	TARGET
	(ix)	Minimum Interest Rate:	0.00 per cent per annum
	(x)	Maximum Interest Rate:	5.65 per cent per annum
	(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		See Appendix
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	

	event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued)

			outside France
32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 10 November 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0273648880
Common Code:	27364888
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be equal to the following:

1- **If no Trigger Event has occurred before the Maturity Date and;**

a) If the **Eurostoxx Performance** is on every Valuation Date equal to or greater than 50.00% the Final Redemption Amount will be equal to :

100% of the Specified Denomination; or

b) If the **Eurostoxx Performance** is, on any Valuation Date, strictly lower than 50.00% the Final Redemption Amount will be equal to the minimum between :

(i) 100% of the Specified Denomination; or

(ii) $\frac{\text{Eurostoxx}(10)}{\text{Eurostoxx}(0)}$ x Specified Denomination;

2- **If a Trigger Event has occurred before the Maturity Date**, the Final Redemption Amount will be equal to :

100% of the Specified Denomination

"Eurostoxx Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}\right)\right]$$

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance (as defined below)** is equal to or greater than 0.00%

"Valuation Date" means November 3 in each year starting on November 3, 2007 and ending on November 3, 2016. If November 3, is not an Exchange Business Day, the Index will be determine on the following Exchange Business Day.

"Eurostoxx(10)" means the level of the Index1 as determined by the Calculation Agent on November 3, 2016, or if such date is not an Exchange Business Day, on the following Exchange Business Day.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including November 10, 2006 to but excluding the Maturity Date, the Notes will bear interest payable annually in amounts determined by the Calculation Agent in accordance with the provisions set out below:

The Calculation Agent shall determine the Index Linked Interest Rate as follow:

1- **If no Trigger Event has occurred during the relevant Interest Period and;**

a) the Index Performance is equal to or greater than -50.00% the Index Linked Interest Rate will be equal to the **5.65 per cent per annum; or**

b) the Index Performance is strictly lower than -50.00% the Index Linked Interest Rate will be equal to **0.00%**

2- **If a Trigger Event has occurred during the relevant Interest Period** the Index Linked Interest Rate, for that Interest Payment Date and for all subsequent one until the Maturity Date, will be equal to **5.65 per cent per annum.**

"Index Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}-1\right)-\left(\frac{iBoxx(t)}{IBoxx(0)}-1\right)\right]$$

" $Eurostoxx(0)$ " **or "Index1$_0$"** means the level of the Index1 determined by the Calculation Agent as of the Trade Date which means 4,027.29;

" $Eurostoxx(t)$ " **or "Index1$_t$"** means the level of the Index1 determined by the Calculation Agent as of the Valuation Time on the Valuation Date and as displayed on Reuters Page ;

$IBoxx(0)$ **or "Index2$_0$"** means the level of the Index2 determined by the Calculation Agent as of the Trade Date which means 146.03;

$iBoxx(t)$ **or "Index2$_t$"** means the level of the Index2 determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance** is equal to or greater than 0.00%

"Trade Date" means October 26, 2006.

"Valuation Date" means November 3 in each year starting on November 3, 2007 and ending on November 3, 2016.

"Valuation Time" means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

3/ TERMS RELATING TO THE DETERMINATION OF THE INDEX1

A) General Definitions

"Index1" means the Dow Jones EURO STOXX^{SM} 50 Index as calculated and disseminated by the Index Sponsor (Reuters code: STOXX50E);

"Index Sponsor1" or "Sponsor1" means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange1" or "Stock Exchange1" means in respect of each security comprising the Index1 (as determined by the Index Sponsor1 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange1" means MONEP S.A. and/or Eurex Frankfurt AG or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index1 on such temporary substitute exchange or quotation system as on the original Related Exchange);

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange1 Business Day on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Day1 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day1 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index1 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index1 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Exchange Business Day1" means any Scheduled Trading Day on which the Index Sponsor1 is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange1 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index1 :

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.

For the purposes of determining whether a Market Disruption Event in respect of the Index1 exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index1 at any time, then the relevant percentage contribution of that security to the level of the Index1 shall be based on a comparison of (x) the portion of the level of the Index1 attributable to that security and (y) the overall level of the Index1, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange1 or Related Exchange1 or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange1 or Related Exchange1 or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) in futures or options contracts relating to the Index1 on the Related Exchange1;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index1 on the Related Exchange1;

"Early Closure" means the closure on any Exchange Business Day1 of the Exchange1 relating to securities that comprise 20 per cent. or more of the level of the Index1 prior to its Scheduled Closing Time or the Related Exchange1 prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange1 or Related Exchange1 at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange1 or Related Exchange1 on such Exchange Business Day1 and (ii) the submission deadline for orders to be entered into the Exchange1 or Related Exchange1 system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day1;

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange1 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange1 without regard to after hours or any other trading outside of the regular trading session hours;

Upon the occurrence of certain events affecting the Index Sponsor1 and/or the Index1 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange1 (using the method of adjustment and calculations elected by such Related Exchange1 or the consequences elected by the Related Exchange1 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C) ADJUSTMENTS TO THE INDEX1

(1) If the Index1 is (i) not calculated and announced by the Index Sponsor1, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index1, then that index (the "Successor Index1") will be deemed to be the Index1.

(2) If on or prior to the Valuation Date, the Index Sponsor1 announces that it will make a material change in the formula for or the method of calculating the Index1 or in any other way materially modifies the Index1 (other than a modification prescribed in that formula or method to maintain the Index1 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index1 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index1**$_t$; or

(ii) to determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index1 immediately prior to the Index1 Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Inde1x Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index1 (an "Index1 Disruption"), then the Calculation Agent shall determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index1 last in effect prior to the Index1 Disruption, but using only those securities that comprised the Index1 immediately prior to the Index1 Disruption.

D- CORRECTION OF THE INDEX1

In the event that any level published on the Exchange1 or by the Index Sponsor1 and which is utilized for the determination of the **Index1**$_t$ is subsequently corrected and the correction is published by the Exchange1 or the Index Sponsor1 not later than the first Business Day immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of the **Index1**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor 1will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index1.

E- CANCELLATION OF THE INDEX1

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor1 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index1 and no Successor Index1 exists or (b) the successor sponsor to calculate and disseminate the Index1 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index1 in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index1, but using only those securities that comprised that Index1 immediately prior to that definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the **Index**$_t$; or

2. determine accordingly the **Index**$_t$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F. INDEX1 LEVEL


Weekly Q.STOXX50E [Bar]
Price
EUR
3800
3600
3400
3200
3000
2800
2600
Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2004
2005
2006

4/ TERMS RELATING TO THE DETERMINATION OF THE INDEX2

A) General Definitions

"Index2" or Iboxx means Iboxx € Sovereigns for 7 to 10 years Total Return; isin code DE0009681916 (Reuters Code : QW1QP)

"Index Sponsor2" or "Sponsor2" means International Index Company Ltd. or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent.

/"Exchange2" or "Stock Exchange2" means in respect of each security comprising the Index2 (as determined by the Index Sponsor2 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index2 on such temporary substitute exchange or quotation system as on the original Exchange2);

"Related Exchange2" means any exchange , trading system or quotation system or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index2 has temporarily relocated (provided that the Calculation Agent has determined that there is *comparable liquidity relative to the* futures or options contracts relating to such Index2 on such temporary substitute exchange or quotation system as on the original Related Exchange2);

"Exchange Business Day2" means any Scheduled Trading Day on which the Index Sponsor2 is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange2 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index2 :

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange Business Day2 on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Days2 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day2 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index2 as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index2 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index2 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange2 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and *disseminate the Index2 and* the Related Exchange2 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index2, the scheduled weekday closing time of the Exchange2 without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means, (i) the failure by the Sponsor2 for whatever reason (including technical problems) either to publish a level of the Index2 at the Valuation Time in respect of any day; or (ii) the occurrence or existence on any Exchange Business Day2 during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or otherwise) (a) on the Exchange2 in securities that comprise 20 per cent. or more of the level of the Index2, or (b) in options contracts or futures contracts on the Index2 on any Related Exchange2, if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index2 is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index2 shall be based on a comparison of (i) the portion of the level of the Index2 attributable to that security relative to (ii) the overall level of such Index2, in each case immediately before that suspension or limitation.

Furthermore it is hereby agreed that a limitation on the hours and number of days of trading will not constitute a Market Distribution Event if it results from an announced change in the regular business hours of the Exchange2 or the Related Exchange2.

Upon the occurrence of certain events affecting the Index Sponsor2 and/or the Index2 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange2 (using the method of adjustment and calculations elected by such Related Exchange2 or the consequences elected by the Related Exchange2 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C- ADJUSTMENTS TO THE INDEX2

(1) If the Index2 is (i) not calculated and announced by the Index Sponsor2, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index2") will be deemed to be the Index2.

(2) If on or prior to the Valuation Date, the Index Sponsor2 announces that it will make a material change in the formula for or the method of calculating the Index2 or in any other way materially modifies the Index2 (other than a modification prescribed in that formula or method to maintain the Index2 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index2 Modification"), then the Calculation Agent shall elect either:

(iv) to replace the Index2 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index2**$_t$; or

(v) to determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the change, but using only those securities that comprised the Index2 immediately prior to the Index2 Modification; or

(vi) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index2, the mid-market implied volatility or any other relevant market data for the Index2) of the Index on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index2 Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor2 fails to calculate and announce the Index2 (an "Index2 Disruption"), then the Calculation Agent shall determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index2 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the Index2 Disruption, but using only those securities that comprised the Index2 immediately prior to the Index2 Disruption.

(IV) CORRECTION OF THE INDEX2

In the event that any level published on the Exchange2 or by the Index Sponsor2 and which is utilized for the determination of the **Index2**$_t$ is subsequently corrected and the correction is published by the Exchange2 or the Index Sponsor2 not later than the first Exchange Business Day2 immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index2 will be utilized for the purposes of the determination of the **Index2**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor2 will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index2.

E- CANCELLATION OF THE INDEX2

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor2 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index2 and no Successor Index2 exists or (b) the successor sponsor to calculate and disseminate the Index2 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index2 (or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index2 in accordance with the formula for and method of calculating that Index2 last in effect prior to that definitive cancellation of the Index2, but using only those securities that comprised that Index2 immediately prior to that definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange2) and to determine accordingly the **$Index2_t$**; or

2. determine accordingly the **$Index2_t$**, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index2 on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F) DESCRITPION OF THE INDEX2

(this description is on extract of the Guide Euro Benchmark Indices available on the follow address : http://www.iboxx.com)

1- iBoxx € Indices

The iBoxx € index family is published by International Index Company Limited (IIC) and represents the investment grade fixed-income market for Euro and Eurozone-currency denominated bonds.[2]

Prices for all bonds in the indices are provided by ten major financial institutions: ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein,Goldman Sachs,

HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS Investment Bank. Deutsche Börse calculates and disseminates the indices.

Table 1: iBoxx € Benchmark Indices

iBoxx € Index Family overall and maturity indices (1-3, 3-5, 5-7, 7-10 and 10+ years)			
iBoxx € Overall overall and maturity indices			
iBoxx € Sovereigns overall and maturity indices	**iBoxx € Non-Sovereigns** overall and maturity indices **iBoxx € Non-Sovereigns Rating Indices** each with overall indices		
	iBoxx € Sub-Sovereigns overall and maturity indices	**iBoxx € Collateralized** overall and maturity indices	**iBoxx € Corporates** overall and maturity indices
iBoxx € Eurozone **iBoxx € Germany** **iBoxx € France** **iBoxx € Italy** each with overall and maturity indices **iBoxx € Austria** **iBoxx € Belgium** **iBoxx € Finland** **iBoxx € Greece** **iBoxx € Ireland** **iBoxx € Netherlands** **iBoxx € Portugal** **iBoxx € Spain** each with overall indices	**iBoxx € Sub-Sovereigns Rating Indices** each with overall indices **iBoxx € Supranationals** each with overall and maturity indices **iBoxx € Agencies** **iBoxx € Public Banks** **iBoxx € Regions** **iBoxx € Other Sovereigns** **iBoxx € Other Sub-Sovereigns** each with overall indices	**iBoxx € Collateralized Rating Indices** each with overall indices **iBoxx € Covered** each with overall and maturity indices **iBoxx € Covered Sub-Indices** **iBoxx € Germany Covered Sub-Indices** **iBoxx € Securitized** **iBoxx € Other Collateralized** each with overall indices	**iBoxx € Corporates Rating Indices** **iBoxx € Corporates Sector Indices** each with overall and maturity indices **iBoxx € Financials Rating Indices** **iBoxx € Non-Financials Rating Indices** **iBoxx € Financials Sub-Indices** **iBoxx € Corporates Market Sector Indices**

1.1. Structure of the iBoxx € Benchmark Indices

The iBoxx € benchmark indices comprise an overall index and four major index sub-groups. The sovereigns index group is made up of Euro-denominated and Eurozone-currency sovereign debt issued by Eurozone-governments. It includes an overall index and maturity indices. An overall index is published for each of the Eurozone countries (with the exception of Luxembourg), i.e. Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The iBoxx sovereigns group is detailed further, with maturity indices for Germany, France and Italy.

The iBoxx € Non-Sovereigns index comprises all bonds that do not qualify for the iBoxx € Sovereigns index. These bonds are further classified into the Sub-sovereigns, Collateralized and Corporates index sub-groups. Sovereign bonds from countries outside the Eurozone are included in the iBoxx € Other Sovereigns index within the Sub-sovereigns index subgroup. The Corporates indices' include overall, rating and maturity indices, with a split into financial and non-financial bonds, and rating and maturity sub-indices for each. A further breakdown is made into market sectors. Senior and subordinated debt indices are published for the financial and non-financial sectors. Sub-indices for financial debt according to the debt status are also calculated.

1.2. Publication of the iBoxx € Benchmark Indices

All top-level indices (iBoxx € Overall, iBoxx € Sovereigns, iBoxx € Eurozone, iBoxx € Germany, iBoxx € Non-Sovereigns, iBoxx € Sub-Sovereigns, iBoxx € Collateralized, iBoxx € Corporates, iBoxx € Financials, iBoxx € Non-Financials and the iBoxx € Corporates Market Sector Indices) are computed

and disseminated once per minute between 9.00 a.m. and 5.15 p.m. CET. End-of-day closing values are calculated and disseminated for all indices after 5.15 p.m. CET.

Bond and index analytical values are calculated each trading day using the daily closing prices. Closing index values and key statistics are published at the end of each business day by IIC on www.indexco.com, which also has information and news about the iBoxx indices. In addition, midday fixing levels for bond prices and indices are published. Real time indices and bond prices are published by Deutsche Börse.

Index calculation is based on the Xetra trading calendar. In addition, the indices are calculated with the previous trading day's closes on the last calendar day of each month if that day is not a trading day. IIC publishes an index calculation calendar on www.indexco.com. The base date of the indices is 31 December 1998. Index data and bond price information is also available from the main information vendors.

2. iBoxx € Index Rules

2.1. Criteria for iBoxx € Bonds

The selection criteria for the inclusion of bonds in the iBoxx € indices are:

- Bond type
- Rating
- Time to maturity
- Outstanding amount.

2.1.1. Bond Type

General inclusion criteria: Only fixed rate bonds whose cash flow can be determined in advance are eligible for the indices. The indices are comprised solely of bonds. T-Bills and other money market instruments are not eligible. The iBoxx € indices include only Euro and legacy currency denominated bonds. The issuer's domicile is not relevant.

In particular, bonds with the following characteristics are included:

- Fixed coupon bonds ("plain vanilla bonds")
- Zero coupon bonds
- Step-ups
- Event-driven bonds, such as rating- or tax-driven bonds with a maximum of one coupon change per period

- Dated and undated callable subordinated corporate bonds, including fixed-to-floater bonds that change to a floating rate note at or after the first call date. Undated bonds must be callable. In the index calculation, these bonds are always assumed to redeem at the first call date

- Soft bullets only for the iBoxx € Collateralized indices. These are bonds with an initial fixed coupon period and a variable or step-up coupon period thereafter that are structured so that they are expected to redeem at the end of the initial period. In the index calculation soft bullets are always assumed to redeem at the end of the initial period

The following bonds are specifically excluded:

- Sinking funds and amortizing bonds
- Other callable and undated bonds
- Floating rate notes and other fixed-to-floater bonds

- CDOs (Collateralized Debt Obligations) and bonds collateralized by CDOs

- German Kommunalanleihen, - obligationen or Kommunalschatzanweisungen secured by

public loans are excluded from the indices unless they qualify as Jumbo Pfandbriefe

• Retail bonds. Retail bonds as identified by the iBoxx Technical Committee are excluded from the indices. The list of retail bonds is published on the website www.indexco.com

2.1.2. Bond classification

Each bond is classified into one of the four categories: Sovereigns, Sub-Sovereigns, Collateralized and Corporates as well as a number of category-specific subsectors.

Sovereigns – are bonds issued by central governments in their domestic currencies.

Sub-sovereigns – are bonds issued by local governments (e.g. German Bundeslaender) and bonds guaranteed or issued by entities guaranteed by the governments such as government agencies (e.g. Cades, KfW), public banks (e.g. German Landesbank debt issued before 31 July 2005) or supranational entities (e.g. EIB, World Bank). Bonds issued by central governments in foreign currencies are included as Other Sovereigns under Sub-sovereigns.

Collateralized bonds - are bonds secured against specific assets or pools of assets. Bonds with simple credit enhancements such as a first mortgage are included in the corporate indices as are bonds whose only security is a financial insurance guarantee.

• **Covered bonds:** A covered bond is a bond that fulfils the criteria specified in UCITS 22.4 or similar directives, e.g. CAD III. In addition, other bonds with a structure affording an equivalent risk and credit profile, and considered by the market as covered bonds, will be included in the iBoxx covered bond indices. The criteria taken into account by the iBoxx Technical Committee in evaluating the status of a bond will be structure, trading patterns, issuance process, liquidity and spread-levels.. Currently, the following bond types are included in the iBoxx € Covered indices:

- o Austrian Pfandbriefe
- o French Obligations Foncières
- o German Jumbo Pfandbriefe
- o Irish Asset Covered Securities
- o Luxembourg Lettres de Gage
- o Spanish Cedulas Hipotecarias and Cedulas Territoreales
- o UK covered bonds

• **Securitised bonds:** Are bonds secured against specific assets or receivables (ABS), mortgages (MBS) or cash flows from a whole business segment (Whole Business Securitizations) in each case via a special purpose vehicle.

Corporate bonds – Bonds issued by public or private corporations. The bonds are further classified into Financial and Non-Financial bonds and into the sectors. The category insurancewrapped is added under Financials for corporate bonds whose timely coupon and/or principal payments are guaranteed by a special monoline insurer such as AMBAC or MBIA.

Corporate debt is classified into senior and subordinated debt. Hybrid bank capital is further detailed into the respective tiers of subordination:

- Tier I
- Upper Tier 2
- Lower Tier 2
- Other. This category includes not only all remaining subordinated bank debt but also all other subordinated debt

2.1.3. Rating

All bonds in the iBoxx € index family must be rated investment grade by at least one of the following rating agencies: Standard & Poor's, Moody's or Fitch. If a bond is rated by several agencies, then the lowest available rating is attached to the bond. This rating determines whether the bond is eligible for the iBoxx € indices and to which rating index it belongs. The minimum rating to qualify a bond as investment grade is BBB- for Fitch or S&P and Baa3 from Moody's. Ratings are consolidated (e.g. BBB+, BBB and BBB- are consolidated to BBB; A+, A and A- are consolidated to A etc.).

Eurozone sovereign debt does not require a rating.

2.1.4. Time to Maturity

All bonds must have a minimum remaining time to maturity of at least one year at the re-balancing date.

2.1.5. Amount Outstanding

All bonds require a specific minimum amount outstanding in order to be eligible for the indices, as shown below. The figures indicate minimum issue sizes. Figures in parentheses apply only to legacy bonds, i.e. bonds issued in a pre-Euro currency.

□ Sovereigns: Euro 2 billion
□ Sub-sovereigns: Euro 1 billion
□ Covered: Euro 1 billion
□ Collateralized: Euro 500 million (1 billion) (except covered bonds)
□ Corporates: Euro 500 million (1 billion)

The amount outstanding of each bond is used to calculate its index weight. The indices are capitalization-weighted.

2.1.6. Monthly Rebalancing of the Indices
Once a month the indices are reviewed and re-balanced. This includes:

1. Bond selection

The universe of bonds is reviewed monthly; those issues meeting the criteria described above at the end of the month are included in the indices. The cut-off date for meeting the amount outstanding criteria is three business days prior to month-end. The rating information includes all rating actions published three trading days before the end of the month. Intra-month rating changes are reflected at the beginning of the following month. The time to maturity is measured from the last calendar day of the current month to the final specified maturity date of the bond.

Newly issued bonds that have not settled three trading days before the end of the month are only included in the iBoxx indices, if (a) they settle before the end of the month and (b) their rating and outstanding amount are known with certainty three trading days before the end of the month.

2. Index composition

All bonds are assigned to the indices according to their classification. The assignment of a bond to a certain maturity bucket is based on its expected remaining life. The expected remaining life is expressed in years and calculated as follows:

- For plain vanilla bonds, the expected remaining life of the bond is its time to maturity, calculated as the number of days between the last calendar day of the current month and its maturity.

- For dated and undated callable hybrid capital bonds, the first call date is always assumed to be the expected redemption date. The expected remaining life is calculated as the number of days between the last calendar day of the month and the expected redemption date.

- For soft bullets, the expected redemption date at the end of the initial period is assumed to be the expected redemption date.

All bonds remain in their maturity bucket for the entire month.

2. Weighting adjustments

Within an index, each bond is weighted according to its amount outstanding. Intra-month changes of the amount outstanding for each bond are reflected in the index through the rebalancing procedure at the beginning of each new month.

(iv) Coupon Adjustments

Coupon changes to corporate bonds are taken into account in the calculation of the indices from the exact date on which the coupon was altered.

(v) Re-balancing timeframe

Six business days before the end of each month, Deutsche Börse compiles a list of all bonds that meet the inclusion criteria.

Four business days before the end of each month, a preliminary membership list is published on the websites of International Index Company and Deutsche Börse. This list contains preliminary information on rating and amount outstanding of all bonds.

Three business days before the end of each month, a membership list ("Constituents Super List") with final amount outstanding for each bond is published. This Constituents Super List contains the maximum number of constituents for the next month.

Two business days before the end of the month, the rating information for the bonds on the Constituents Super List is updated and the list is adjusted for all rating changes occurring three business days prior to month-end after first publication. The resulting list is the final membership list for the following month and is published as soon as all rating changes are confirmed [Note: bonds that are upgraded to investment grade are not included unless they had previously been on the Constituents Super List].

On the last business day of each month, International Index Company and Deutsche Börse publish the membership list with closing prices of all bonds at the close of business.

2.2. Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As at July 2006 the following supply bond prices:

ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, HSBC Bank, JP Morgan, Morgan Stanley, Royal Bank of Scotland, UBS.

The quotes pass through a two-step consolidation process:

Table 3: iBoxx Consolidation Process

iBoxx Consolidated Prices


BANK QUOTES
QUALITY CONTROL
APPROVED QUOTES
PRICE CONSOLIDATION
DISSEMINATION
INDIVIDUAL CHECKS
COMPARATIVE CHECKS
REAL TIME PRICES
END-OF-DAY PRICES
INDEX CALCULATION
VENDORS
INTERNET
FTP

The first filter tests the technical validity of the quotes. The following parameters are tested:

- Whether bid and ask quotes are non-negative
- Whether the bid quote is lower than the ask quote
- Whether the bid-ask spread is within 500 basis points
- Whether the quote has been updated within the last 60 minutes

A quote is only accepted if both bid and ask pass the test.

Subsequently, in the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighbor is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

Table 4: iBoxx Consolidation Process (example)


Distances (example: bids)
Maximum distance
Lowest bid
Highest bid
Inner distances
A
B
C
D
E
F
Outer distance
Outer distance

The consolidated bid and ask prices are calculated from the remaining quotes:

- If less than two quotes are valid, no consolidated price can be generated.

- If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes.
- If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

2.3. Index Calculation

2.3.1. Calculating the Indices

The quotes from the contributing banks are consolidated and enter the index calculation in real time as consolidated prices. In the event that no new quotes for a particular bond are received, the index will continue to be calculated based on the last available consolidated prices. The indices are calculated based on bid prices. Bonds that are not in the iBoxx universe for the current month, but become eligible for at the next re-balancing, enter the indices at their ask price.

2.3.2. Minimum Number of Bonds

An index is calculated if at least one available bond matches all index criteria. If no more bonds qualify for an index, that index is no longer calculated and the index level remains at the last level.
Should at least one bond qualify again, calculation of the index is resumed.

2.3.3. Maturity Buckets

All bonds are categorized into maturity buckets, which are then used to calculate maturity indices. As a principle, the bands are defined as 1-3, 3-5, 5-7, 7-10 and more than 10 years for top-level indices. Some specific indices may have one or more custom maturity bands in addition to the above.

2.3.4. Accrued Interest

The following day count conventions are taken into account when calculating the indices:

- ACT/ACT
- ACT/360
- ACT/365
- ISMA 30/360

2.3.5. Reinvestment of Cash

Payments from coupons and scheduled partial and unscheduled full redemptions are held as cash until the next rebalancing, when the cash is reinvested in the index.

2.3.6. Settlement Conventions

The settlement convention for all iBoxx indices is t+0.

2.4. Determination of Benchmarks

Benchmark spreads are calculated for every bond in the iBoxx € Non-Sovereign indices as the difference between the annual or semi-annual yield of the bond, and the annual or semi-annual yield of its benchmark.

The benchmark for a bond is assigned monthly by the following procedure:

- A bond is eligible as benchmark if

- the bond is part of the iBoxx € Eurozone index,

- the issuer country is among the three largest AAA issuer countries in the iBoxx € Eurozone index (by market value at (t-4)).

- Every eligible bond is assigned to one of the following maturity bands:

1 year: Maturity < 1.5 years
2 years: Maturity 1.5 to < 2.5 years
3 years: Maturity 2.5 to < 3.5 years
4 years: Maturity 3.5 to < 4.5 years
5 years: Maturity 4.5 to < 5.5 years
6 years: Maturity 5.5 to < 6.5 years
7 years: Maturity 6.5 to < 7.5 years
8 years: Maturity 7.5 to < 8.5 years
9 years: Maturity 8.5 to < 9.5 years
10 years: Maturity 9.5 to < 12.5 years
15 years: Maturity 12.5 to < 17.5 years
20 years: Maturity 17.5 to < 25 years
Long: Maturity 25 years and greater

- Eligible bonds are assigned to Sets A or B depending on their age. An eligible bond is assigned to Set A within a maturity band if it is not older than two years. Otherwise, it is assigned to Set B. The age of a bond is calculated from the first settlement date to the current re-balancing date.

The benchmark bond for each maturity band is selected in two steps:

- Step One – Selecting the best benchmark for the issuer country: The largest bond (by amount outstanding) of all bonds in Set A is selected. If Set A is empty, then the most recently issued bond of Set B is chosen as the best benchmark for the respective issuer country.

- Step Two: The largest benchmark bond selected in Step One (for each maturity band) is selected as the respective benchmark bond for a maturity band.

- For every bond in the iBoxx € Non-Sovereigns index, the benchmark bond with the closest maturity is selected as benchmark. Therefore, the chosen benchmark is not necessarily the same as the benchmark for the maturity band of the bond. If the time to maturity distance of a bond to its two neighboring benchmarks is exactly the same, then the benchmark bond with the longer time to maturity is chosen.

3. Index Formulae

The iBoxx € indices are calculated as basket indices based on real bonds. All indices are published as price and total return indices.

The iBoxx € benchmark indices are calculated on a capitalization-weighted basis that recognizes the relative changes in value compared to the beginning of each month. The composition and weightings of the index are adjusted at the beginning of each month.

4. Iboxx Level



5/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index1 and Index2, the mid-market implied volatility) and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index1 and Index2 on the date where such market value will have to be calculated).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 B

Final Terms relating to the issuance of EUR 100.000.000 Index Linked Interest and Redemption Notes due 2016

November 8, 2006

Please see attached.

Final Terms dated November 8, 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 164
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	164
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	10 November 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	10 November 2016
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified below)
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON

(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
(v)	Determination Dates:	Not Applicable
(vi)	Specified Interest Payment Dates:	10 November in each year from 10 November 2007 to and including 10 November 2016 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 10 November 2007 and that the Index Linked Interest Payment Date$_{(10)}$ shall occur on 10 November 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
(vii)	Business Day Convention:	Following Business Day Convention
(viii)	Business Centre(s):	TARGET
(ix)	Minimum Interest Rate:	0.00 per cent per annum
(x)	Maximum Interest Rate:	5.62 per cent per annum
(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted

19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	See Appendix
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	

		event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued)

		outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable

34	If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer ____________________

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING AND ADMISSION TO TRADING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 10 November 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 **RATINGS**

Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

8 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0273830843
Common Code:	27383084
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be equal to the following:

1- **If no Trigger Event has occurred before the Maturity Date and;**

a) If the **Eurostoxx Performance** is on every Valuation Date equal to or greater than 50.00% the Final Redemption Amount will be equal to :

100% of the Specified Denomination; or

b) If the **Eurostoxx Performance** is, on any Valuation Date, strictly lower than 50.00% the Final Redemption Amount will be equal to the minimum between :

(i) 100% of the Specified Denomination; or

(ii) $\frac{\text{Eurostoxx}(10)}{\text{Eurostoxx}(0)}$ x Specified Denomination;

2- **If a Trigger Event has occurred before the Maturity Date**, the Final Redemption Amount will be equal to :

100% of the Specified Denomination

"Eurostoxx Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}\right)\right]$$

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance (as defined below)** is equal to or greater than 0.00%

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016. If November 6, is not an Exchange Business Day, the Index will be determine on the following Exchange Business Day.

"Eurostoxx(10)" means the level of the Index1 as determined by the Calculation Agent on November 6, 2016, or if such date is not an Exchange Business Day, on the following Exchange Business Day.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including November 10, 2006 to but excluding the Maturity Date, the Notes will bear interest payable annually in amounts determined by the Calculation Agent in accordance with the provisions set out below:

The Calculation Agent shall determine the Index Linked Interest Rate as follow:

1- If no Trigger Event has occurred during the relevant Interest Period and;

a) the Index Performance is equal to or greater than -50.00% the Index Linked Interest Rate will be equal to the **5.62 per cent per annum; or**

b) the Index Performance is strictly lower than -50.00% the Index Linked Interest Rate will be equal to **0.00%**

2- If a Trigger Event has occurred during the relevant Interest Period the Index Linked Interest Rate, for that Interest Payment Date and for all subsequent one until the Maturity Date, will be equal to **5.62 per cent per annum.**

"Index Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}-1\right)-\left(\frac{iBoxx(t)}{IBoxx(0)}-1\right)\right]$$

" $Eurostoxx(0)$ " **or "Index1$_0$"** means the level of the Index1 determined by the Calculation Agent as of the Trade Date which means 4,017.26;

" $Eurostoxx(t)$ " **or "Index1$_t$"** means the level of the Index1 determined by the Calculation Agent as of the Valuation Time on the Valuation Date and as displayed on Reuters Page ;

$IBoxx(0)$ **or "Index2$_0$"** means the level of the Index2 determined by the Calculation Agent as of the Trade Date which means 146.51

$iBoxx(t)$ **or "Index2$_t$"** means the level of the Index2 determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance** is equal to or greater than 0.00%

"Trade Date" means October 27 2006.

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016.

"Valuation Time" means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

3/ TERMS RELATING TO THE DETERMINATION OF THE INDEX1

A) General Definitions

"Index1" means the Dow Jones EURO STOXX^{SM} 50 Index as calculated and disseminated by the Index Sponsor (Reuters code: STOXX50E);

"Index Sponsor1" or "Sponsor1" means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange1" or "Stock Exchange1" means in respect of each security comprising the Index1 (as determined by the Index Sponsor1 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange1" means MONEP S.A. and/or Eurex Frankfurt AG or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index1 on such temporary substitute exchange or quotation system as on the original Related Exchange);

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange1 Business Day on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Day1 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day1 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index1 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index1 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Exchange Business Day1" means any Scheduled Trading Day on which the Index Sponsor1 is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange1 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index1 :

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.

For the purposes of determining whether a Market Disruption Event in respect of the Index1 exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index1 at any time, then the relevant percentage contribution of that security to the level of the Index1 shall be based on a comparison of (x) the portion of the level of the Index1 attributable to that security and (y) the overall level of the Index1, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange1 or Related Exchange1 or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange1 or Related Exchange1 or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) in futures or options contracts relating to the Index1 on the Related Exchange1;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index1 on the Related Exchange1;

"Early Closure" means the closure on any Exchange Business Day1 of the Exchange1 relating to securities that comprise 20 per cent. or more of the level of the Index1 prior to its Scheduled Closing Time or the Related Exchange1 prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange1 or Related Exchange1 at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange1 or Related Exchange1 on such Exchange Business Day1 and (ii) the submission deadline for orders to be entered into the Exchange1 or Related Exchange1 system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day1;

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange1 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange1 without regard to after hours or any other trading outside of the regular trading session hours;

Upon the occurrence of certain events affecting the Index Sponsor1 and/or the Index1 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange1 (using the method of adjustment and calculations elected by such Related Exchange1 or the consequences elected by the Related Exchange1 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C) ADJUSTMENTS TO THE INDEX1

(1) If the Index1 is (i) not calculated and announced by the Index Sponsor1, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index1, then that index (the "Successor Index1") will be deemed to be the Index1.

(2) If on or prior to the Valuation Date, the Index Sponsor1 announces that it will make a material change in the formula for or the method of calculating the Index1 or in any other way materially modifies the Index1 (other than a modification prescribed in that formula or method to maintain the Index1 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index1 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index1**$_t$; or

(ii) to determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index1 immediately prior to the Index1 Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Inde1x Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index1 (an "Index1 Disruption"), then the Calculation Agent shall determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index1 last in effect prior to the Index1 Disruption, but using only those securities that comprised the Index1 immediately prior to the Index1 Disruption.

D- CORRECTION OF THE INDEX1

In the event that any level published on the Exchange1 or by the Index Sponsor1 and which is utilized for the determination of the **Index1**$_t$ is subsequently corrected and the correction is published by the Exchange1 or the Index Sponsor1 not later than the first Business Day immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of the **Index1**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor 1will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index1.

E- CANCELLATION OF THE INDEX1

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor1 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index1 and no Successor Index1 exists or (b) the successor sponsor to calculate and disseminate the Index1 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index1 in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index1, but using only those securities that comprised that Index1 immediately prior to that definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the **Index$_t$**; or

2. determine accordingly the **Index$_t$**, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F. INDEX1 LEVEL


Weekly .STOXX50E [Bar]
Price
EUR
3800
3600
3400
3200
3000
2800
2600
Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2004
2005
2006

4/ TERMS RELATING TO THE DETERMINATION OF THE INDEX2

A) General Definitions

"Index2" or Iboxx means Iboxx € Sovereigns for 7 to 10 years Total Return; isin code DE0009681916 (Reuters Code : QW1QP)

"Index Sponsor2" or "Sponsor2" means International Index Company Ltd. or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent.

/"Exchange2" or "Stock Exchange2" means in respect of each security comprising the Index2 (as determined by the Index Sponsor2 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index2 on such temporary substitute exchange or quotation system as on the original Exchange2);

"Related Exchange2" means any exchange , trading system or quotation system or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index2 has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index2 on such temporary substitute exchange or quotation system as on the original Related Exchange2);

"Exchange Business Day2" means any Scheduled Trading Day on which the Index Sponsor2 is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange2 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index2 :

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange Business Day2 on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Days2 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day2 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index2 as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index2 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index2 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange2 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index2, the scheduled weekday closing time of the Exchange2 without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means, (i) the failure by the Sponsor2 for whatever reason (including technical problems) either to publish a level of the Index2 at the Valuation Time in respect of any day; or (ii) the occurrence or existence on any Exchange Business Day2 during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or otherwise) (a) on the Exchange2 in securities that comprise 20 per cent. or more of the level of the Index2, or (b) in options contracts or futures contracts on the Index2 on any Related Exchange2, if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index2 is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index2 shall be based on a comparison of (i) the portion of the level of the Index2 attributable to that security relative to (ii) the overall level of such Index2, in each case immediately before that suspension or limitation.

Furthermore it is hereby agreed that a limitation on the hours and number of days of trading will not constitute a Market Distribution Event if it results from an announced change in the regular business hours of the Exchange2 or the Related Exchange2.

;

Upon the occurrence of certain events affecting the Index Sponsor2 and/or the Index2 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange2 (using the method of adjustment and calculations elected by such Related Exchange2 or the consequences elected by the Related Exchange2 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C- ADJUSTMENTS TO THE INDEX2

(1) If the Index2 is (i) not calculated and announced by the Index Sponsor2, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index2") will be deemed to be the Index2.

(2) If on or prior to the Valuation Date, the Index Sponsor2 announces that it will make a material change in the formula for or the method of calculating the Index2 or in any other way materially modifies the Index2 (other than a modification prescribed in that formula or method to maintain the Index2 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index2 Modification"), then the Calculation Agent shall elect either:

(iv) to replace the Index2 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index2**$_t$; or

(v) to determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the change, but using only those securities that comprised the Index2 immediately prior to the Index2 Modification; or

(vi) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index2, the mid-market implied volatility or any other relevant market data for the Index2) of the Index on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index2 Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor2 fails to calculate and announce the Index2 (an "Index2 Disruption"), then the Calculation Agent shall determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index2 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the Index2 Disruption, but using only those securities that comprised the Index2 immediately prior to the Index2 Disruption.

(IV) CORRECTION OF THE INDEX2

In the event that any level published on the Exchange2 or by the Index Sponsor2 and which is utilized for the determination of the **Index2**$_t$ is subsequently corrected and the correction is published by the Exchange2 or the Index Sponsor2 not later than the first Exchange Business Day2 immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index2 will be utilized for the purposes of the determination of the **Index2**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor2 will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index2.

E- CANCELLATION OF THE INDEX2

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor2 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index2 and no Successor Index2 exists or (b) the successor sponsor to calculate and disseminate the Index2 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index2 (or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index2 in accordance with the formula for and method of calculating that Index2 last in effect prior to that definitive cancellation of the Index2, but using only those securities that comprised that Index2 immediately prior to that definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange2) and to determine accordingly the $\mathbf{Index2_t}$; or

2. determine accordingly the $\mathbf{Index2_t}$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index2 on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F) DESCRITPION OF THE INDEX2

(this description is on extract of the Guide Euro Benchmark Indices available on the follow address : http://www.iboxx.com)

1- iBoxx € Indices

The iBoxx € index family is published by International Index Company Limited (IIC) and represents the investment grade fixed-income market for Euro and Eurozone-currency denominated bonds.[2]

Prices for all bonds in the indices are provided by ten major financial institutions: ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein,Goldman Sachs,

HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS Investment Bank. Deutsche Börse calculates and disseminates the indices.

Table 1: iBoxx € Benchmark Indices

iBoxx € Index Family overall and maturity indices (1-3, 3-5, 5-7, 7-10 and 10+ years)			
iBoxx € Overall overall and maturity indices			
iBoxx € Sovereigns overall and maturity indices	**iBoxx € Non-Sovereigns** overall and maturity indices **iBoxx € Non-Sovereigns Rating Indices** each with overall indices		
	iBoxx € Sub-Sovereigns overall and maturity indices	**iBoxx € Collateralized** overall and maturity indices	**iBoxx € Corporates** overall and maturity indices
iBoxx € Eurozone **iBoxx € Germany** **iBoxx € France** **iBoxx € Italy** each with overall and maturity indices **iBoxx € Austria** **iBoxx € Belgium** **iBoxx € Finland** **iBoxx € Greece** **iBoxx € Ireland** **iBoxx € Netherlands** **iBoxx € Portugal** **iBoxx € Spain** each with overall indices	**iBoxx € Sub-Sovereigns Rating Indices** each with overall indices **iBoxx € Supranationals** each with overall and maturity indices **iBoxx € Agencies** **iBoxx € Public Banks** **iBoxx € Regions** **iBoxx € Other Sovereigns** **iBoxx € Other Sub-Sovereigns** each with overall indices	**iBoxx € Collateralized Rating Indices** each with overall indices **iBoxx € Covered** each with overall and maturity indices **iBoxx € Covered Sub-Indices** **iBoxx € Germany Covered Sub-Indices** **iBoxx € Securitized** **iBoxx € Other Collateralized** each with overall indices	**iBoxx € Corporates Rating Indices** **iBoxx € Corporates Sector Indices** each with overall and maturity indices **iBoxx € Financials Rating Indices** **iBoxx € Non-Financials Rating Indices** **iBoxx € Financials Sub-Indices** **iBoxx € Corporates Market Sector Indices**

1.1. Structure of the iBoxx € Benchmark Indices

The iBoxx € benchmark indices comprise an overall index and four major index sub-groups. The sovereigns index group is made up of Euro-denominated and Eurozone-currency sovereign debt issued by Eurozone-governments. It includes an overall index and maturity indices. An overall index is published for each of the Eurozone countries (with the exception of Luxembourg), i.e. Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The iBoxx sovereigns group is detailed further, with maturity indices for Germany, France and Italy.

The iBoxx € Non-Sovereigns index comprises all bonds that do not qualify for the iBoxx € Sovereigns index. These bonds are further classified into the Sub-sovereigns, Collateralized and Corporates index sub-groups. Sovereign bonds from countries outside the Eurozone are included in the iBoxx € Other Sovereigns index within the Sub-sovereigns index subgroup. The Corporates indices[1] include overall, rating and maturity indices, with a split into financial and non-financial bonds, and rating and maturity sub-indices for each. A further breakdown is made into market sectors. Senior and subordinated debt indices are published for the financial and non-financial sectors. Sub-indices for financial debt according to the debt status are also calculated.

1.2. Publication of the iBoxx € Benchmark Indices

All top-level indices (iBoxx € Overall, iBoxx € Sovereigns, iBoxx € Eurozone, iBoxx € Germany, iBoxx € Non-Sovereigns, iBoxx € Sub-Sovereigns, iBoxx € Collateralized, iBoxx € Corporates, iBoxx € Financials, iBoxx € Non-Financials and the iBoxx € Corporates Market Sector Indices) are computed

and disseminated once per minute between 9.00 a.m. and 5.15 p.m. CET. End-of-day closing values are calculated and disseminated for all indices after 5.15 p.m. CET.

Bond and index analytical values are calculated each trading day using the daily closing prices. Closing index values and key statistics are published at the end of each business day by IIC on www.indexco.com, which also has information and news about the iBoxx indices. In addition, midday fixing levels for bond prices and indices are published. Real time indices and bond prices are published by Deutsche Börse.

Index calculation is based on the Xetra trading calendar. In addition, the indices are calculated with the previous trading day's closes on the last calendar day of each month if that day is not a trading day. IIC publishes an index calculation calendar on www.indexco.com. The base date of the indices is 31 December 1998. Index data and bond price information is also available from the main information vendors.

2. iBoxx € Index Rules

2.1. Criteria for iBoxx € Bonds

The selection criteria for the inclusion of bonds in the iBoxx € indices are:
- Bond type
- Rating
- Time to maturity
- Outstanding amount.

2.1.1. Bond Type

General inclusion criteria: Only fixed rate bonds whose cash flow can be determined in advance are eligible for the indices. The indices are comprised solely of bonds. T-Bills and other money market instruments are not eligible. The iBoxx € indices include only Euro and legacy currency denominated bonds. The issuer's domicile is not relevant.

In particular, bonds with the following characteristics are included:

- Fixed coupon bonds ("plain vanilla bonds")
- Zero coupon bonds
- Step-ups
- Event-driven bonds, such as rating- or tax-driven bonds with a maximum of one coupon change per period

- Dated and undated callable subordinated corporate bonds, including fixed-to-floater bonds that change to a floating rate note at or after the first call date. Undated bonds must be callable. In the index calculation, these bonds are always assumed to redeem at the first call date

- Soft bullets only for the iBoxx € Collateralized indices. These are bonds with an initial fixed coupon period and a variable or step-up coupon period thereafter that are structured so that they are expected to redeem at the end of the initial period. In the index calculation soft bullets are always assumed to redeem at the end of the initial period

The following bonds are specifically excluded:

- Sinking funds and amortizing bonds
- Other callable and undated bonds
- Floating rate notes and other fixed-to-floater bonds

- CDOs (Collateralized Debt Obligations) and bonds collateralized by CDOs

- German Kommunalanleihen, - obligationen or Kommunalschatzanweisungen secured by

public loans are excluded from the indices unless they qualify as Jumbo Pfandbriefe

• Retail bonds. Retail bonds as identified by the iBoxx Technical Committee are excluded from the indices. The list of retail bonds is published on the website www.indexco.com

2.1.2. Bond classification

Each bond is classified into one of the four categories: Sovereigns, Sub-Sovereigns, Collateralized and Corporates as well as a number of category-specific subsectors.

Sovereigns – are bonds issued by central governments in their domestic currencies.

Sub-sovereigns – are bonds issued by local governments (e.g. German Bundeslaender) and bonds guaranteed or issued by entities guaranteed by the governments such as government agencies (e.g. Cades, KfW), public banks (e.g. German Landesbank debt issued before 31 July 2005) or supranational entities (e.g. EIB, World Bank). Bonds issued by central governments in foreign currencies are included as Other Sovereigns under Sub-sovereigns.

Collateralized bonds - are bonds secured against specific assets or pools of assets. Bonds with simple credit enhancements such as a first mortgage are included in the corporate indices as are bonds whose only security is a financial insurance guarantee.

• **Covered bonds:** A covered bond is a bond that fulfils the criteria specified in UCITS 22.4 or similar directives, e.g. CAD III. In addition, other bonds with a structure affording an equivalent risk and credit profile, and considered by the market as covered bonds, will be included in the iBoxx covered bond indices. The criteria taken into account by the iBoxx Technical Committee in evaluating the status of a bond will be structure, trading patterns, issuance process, liquidity and spread-levels.. Currently, the following bond types are included in the iBoxx € Covered indices:

- Austrian Pfandbriefe
- French Obligations Foncières
- German Jumbo Pfandbriefe
- Irish Asset Covered Securities
- Luxembourg Lettres de Gage
- Spanish Cedulas Hipotecarias and Cedulas Territoreales
- UK covered bonds

• **Securitised bonds:** Are bonds secured against specific assets or receivables (ABS), mortgages (MBS) or cash flows from a whole business segment (Whole Business Securitizations) in each case via a special purpose vehicle.

Corporate bonds – Bonds issued by public or private corporations. The bonds are further classified into Financial and Non-Financial bonds and into the sectors. The category insurancewrapped is added under Financials for corporate bonds whose timely coupon and/or principal payments are guaranteed by a special monoline insurer such as AMBAC or MBIA.

Corporate debt is classified into senior and subordinated debt. Hybrid bank capital is further detailed into the respective tiers of subordination:

- Tier I
- Upper Tier 2
- Lower Tier 2
- Other. This category includes not only all remaining subordinated bank debt but also all other subordinated debt

2.1.3. Rating

All bonds in the iBoxx € index family must be rated investment grade by at least one of the following rating agencies: Standard & Poor's, Moody's or Fitch. If a bond is rated by several agencies, then the lowest available rating is attached to the bond. This rating determines whether the bond is eligible for the iBoxx € indices and to which rating index it belongs. The minimum rating to qualify a bond as investment grade is BBB- for Fitch or S&P and Baa3 from Moody's. Ratings are consolidated (e.g. BBB+, BBB and BBB- are consolidated to BBB; A+, A and A- are consolidated to A etc.).

Eurozone sovereign debt does not require a rating.

2.1.4. Time to Maturity

All bonds must have a minimum remaining time to maturity of at least one year at the re-balancing date.

2.1.5. Amount Outstanding

All bonds require a specific minimum amount outstanding in order to be eligible for the indices, as shown below. The figures indicate minimum issue sizes. Figures in parentheses apply only to legacy bonds, i.e. bonds issued in a pre-Euro currency.

- Sovereigns: Euro 2 billion
- Sub-sovereigns: Euro 1 billion
- Covered: Euro 1 billion
- Collateralized: Euro 500 million (1 billion) (except covered bonds)
- Corporates: Euro 500 million (1 billion)

The amount outstanding of each bond is used to calculate its index weight. The indices are capitalization-weighted.

2.1.6. Monthly Rebalancing of the Indices

Once a month the indices are reviewed and re-balanced. This includes:

1. Bond selection

The universe of bonds is reviewed monthly; those issues meeting the criteria described above at the end of the month are included in the indices. The cut-off date for meeting the amount outstanding criteria is three business days prior to month-end. The rating information includes all rating actions published three trading days before the end of the month. Intra-month rating changes are reflected at the beginning of the following month. The time to maturity is measured from the last calendar day of the current month to the final specified maturity date of the bond.

Newly issued bonds that have not settled three trading days before the end of the month are only included in the iBoxx indices, if (a) they settle before the end of the month and (b) their rating and outstanding amount are known with certainty three trading days before the end of the month.

2. Index composition

All bonds are assigned to the indices according to their classification. The assignment of a bond to a certain maturity bucket is based on its expected remaining life. The expected remaining life is expressed in years and calculated as follows:

- For plain vanilla bonds, the expected remaining life of the bond is its time to maturity, calculated as the number of days between the last calendar day of the current month and its maturity.

- For dated and undated callable hybrid capital bonds, the first call date is always assumed to be the expected redemption date. The expected remaining life is calculated as the number of days between the last calendar day of the month and the expected redemption date.

• For soft bullets, the expected redemption date at the end of the initial period is assumed to be the expected redemption date.

All bonds remain in their maturity bucket for the entire month.

2. Weighting adjustments

Within an index, each bond is weighted according to its amount outstanding. Intra-month changes of the amount outstanding for each bond are reflected in the index through the rebalancing procedure at the beginning of each new month.

(iv) Coupon Adjustments

Coupon changes to corporate bonds are taken into account in the calculation of the indices from the exact date on which the coupon was altered.

(v) Re-balancing timeframe

Six business days before the end of each month, Deutsche Börse compiles a list of all bonds that meet the inclusion criteria.

Four business days before the end of each month, a preliminary membership list is published on the websites of International Index Company and Deutsche Börse. This list contains preliminary information on rating and amount outstanding of all bonds.

Three business days before the end of each month, a membership list ("Constituents Super List") with final amount outstanding for each bond is published. This Constituents Super List contains the maximum number of constituents for the next month.

Two business days before the end of the month, the rating information for the bonds on the Constituents Super List is updated and the list is adjusted for all rating changes occurring three business days prior to month-end after first publication. The resulting list is the final membership list for the following month and is published as soon as all rating changes are confirmed [Note: bonds that are upgraded to investment grade are not included unless they had previously been on the Constituents Super List].

On the last business day of each month, International Index Company and Deutsche Börse publish the membership list with closing prices of all bonds at the close of business.

2.2. Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As at July 2006 the following supply bond prices:

ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, HSBC Bank, JP Morgan, Morgan Stanley, Royal Bank of Scotland, UBS.

The quotes pass through a two-step consolidation process:

Table 3: iBoxx Consolidation Process


iBoxx Consolidated Prices
BANK QUOTES
QUALITY CONTROL
APPROVED QUOTES
PRICE CONSOLIDATION
DISSEMINATION
INDIVIDUAL CHECKS
COMPARATIVE CHECKS
REAL TIME PRICES
END-OF-DAY PRICES
INDEX CALCULATION
VENDORS
INTERNET
FTP

The first filter tests the technical validity of the quotes. The following parameters are tested:

- Whether bid and ask quotes are non-negative
- Whether the bid quote is lower than the ask quote
- Whether the bid-ask spread is within 500 basis points
- Whether the quote has been updated within the last 60 minutes

A quote is only accepted if both bid and ask pass the test.

Subsequently, in the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighbor is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

Table 4: iBoxx Consolidation Process (example)


Distances (example: bids)
Maximum distance
Lowest bid
Highest bid
Inner distances
A
B
C
D
E
F
Outer distance
Outer distance

The consolidated bid and ask prices are calculated from the remaining quotes:

- If less than two quotes are valid, no consolidated price can be generated.

- If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes.
- If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

2.3. Index Calculation

2.3.1. Calculating the Indices

The quotes from the contributing banks are consolidated and enter the index calculation in real time as consolidated prices. In the event that no new quotes for a particular bond are received, the index will continue to be calculated based on the last available consolidated prices. The indices are calculated based on bid prices. Bonds that are not in the iBoxx universe for the current month, but become eligible for at the next re-balancing, enter the indices at their ask price.

2.3.2. Minimum Number of Bonds

An index is calculated if at least one available bond matches all index criteria. If no more bonds qualify for an index, that index is no longer calculated and the index level remains at the last level. Should at least one bond qualify again, calculation of the index is resumed.

2.3.3. Maturity Buckets

All bonds are categorized into maturity buckets, which are then used to calculate maturity indices. As a principle, the bands are defined as 1-3, 3-5, 5-7, 7-10 and more than 10 years for top-level indices. Some specific indices may have one or more custom maturity bands in addition to the above.

2.3.4. Accrued Interest

The following day count conventions are taken into account when calculating the indices:

- ACT/ACT
- ACT/360
- ACT/365
- ISMA 30/360

2.3.5. Reinvestment of Cash

Payments from coupons and scheduled partial and unscheduled full redemptions are held as cash until the next rebalancing, when the cash is reinvested in the index.

2.3.6. Settlement Conventions

The settlement convention for all iBoxx indices is t+0.

2.4. Determination of Benchmarks

Benchmark spreads are calculated for every bond in the iBoxx € Non-Sovereign indices as the difference between the annual or semi-annual yield of the bond, and the annual or semi-annual yield of its benchmark.

The benchmark for a bond is assigned monthly by the following procedure:

- A bond is eligible as benchmark if

- the bond is part of the iBoxx € Eurozone index,

- the issuer country is among the three largest AAA issuer countries in the iBoxx € Eurozone index (by market value at (t-4)).

- Every eligible bond is assigned to one of the following maturity bands:

1 year: Maturity < 1.5 years
2 years: Maturity 1.5 to < 2.5 years
3 years: Maturity 2.5 to < 3.5 years
4 years: Maturity 3.5 to < 4.5 years
5 years: Maturity 4.5 to < 5.5 years
6 years: Maturity 5.5 to < 6.5 years
7 years: Maturity 6.5 to < 7.5 years
8 years: Maturity 7.5 to < 8.5 years
9 years: Maturity 8.5 to < 9.5 years
10 years: Maturity 9.5 to < 12.5 years
15 years: Maturity 12.5 to < 17.5 years
20 years: Maturity 17.5 to < 25 years
Long: Maturity 25 years and greater

- Eligible bonds are assigned to Sets A or B depending on their age. An eligible bond is assigned to Set A within a maturity band if it is not older than two years. Otherwise, it is assigned to Set B. The age of a bond is calculated from the first settlement date to the current re-balancing date.

The benchmark bond for each maturity band is selected in two steps:

- Step One – Selecting the best benchmark for the issuer country: The largest bond (by amount outstanding) of all bonds in Set A is selected. If Set A is empty, then the most recently issued bond of Set B is chosen as the best benchmark for the respective issuer country.

- Step Two: The largest benchmark bond selected in Step One (for each maturity band) is selected as the respective benchmark bond for a maturity band.

- For every bond in the iBoxx € Non-Sovereigns index, the benchmark bond with the closest maturity is selected as benchmark. Therefore, the chosen benchmark is not necessarily the same as the benchmark for the maturity band of the bond. If the time to maturity distance of a bond to its two neighboring benchmarks is exactly the same, then the benchmark bond with the longer time to maturity is chosen.

3. Index Formulae

The iBoxx € indices are calculated as basket indices based on real bonds. All indices are published as price and total return indices.

The iBoxx € benchmark indices are calculated on a capitalization-weighted basis that recognizes the relative changes in value compared to the beginning of each month. The composition and weightings of the index are adjusted at the beginning of each month.

4. Iboxx Level



5/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index1 and Index2, the mid-market implied volatility) and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index1 and Index2 on the date where such market value will have to be calculated).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 C

Final Terms relating to the issuance of EUR 100.000.000 Index Linked Interest and Redemption Notes due 2016

November 8. 2006

Please see attached.

Final Terms dated November 8, 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 165
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	165
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	10 November 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	10 November 2016
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified below)
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
	(v)	Determination Dates:	Not Applicable
	(vi)	Specified Interest Payment Dates:	10 November in each year from 10 November 2007 to and including 10 November 2016 (each an "Index Linked Interest Payment $Date_{(i)}$", it being understood that the Index Linked Interest Payment $Date_{(1)}$ shall occur on 10 November 2007 and that the Index Linked Interest Payment $Date_{(10)}$ shall occur on 10 November 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	TARGET
	(ix)	Minimum Interest Rate:	0.00 per cent per annum
	(x)	Maximum Interest Rate:	5.60 per cent per annum
	(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		See Appendix
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	

	event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued)

			outside France
32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:		CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:		Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 10 November 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0274102606
Common Code:	27410260
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1. FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be equal to the following:

1- **If no Trigger Event has occurred before the Maturity Date and;**

a) If the **Eurostoxx Performance** is on every Valuation Date equal to or greater than 50.00% the Final Redemption Amount will be equal to :

100% of the Specified Denomination; or

b) If the **Eurostoxx Performance** is, on any Valuation Date, strictly lower than 50.00% the Final Redemption Amount will be equal to the minimum between :

(i) 100% of the Specified Denomination; or

(ii) $\frac{\text{Eurostoxx}(10)}{\text{Eurostoxx}(0)}$ x Specified Denomination;

2- **If a Trigger Event has occurred before the Maturity Date**, the Final Redemption Amount will be equal to :

100% of the Specified Denomination

"Eurostoxx Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}\right)\right]$$

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance (as defined below)** is equal to or greater than 0.00%

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016. If November 6, is not an Exchange Business Day, the Index will be determine on the following Exchange Business Day.

"Eurostoxx(10)" means the level of the Index1 as determined by the Calculation Agent on November 6, 2016, or if such date is not an Exchange Business Day, on the following Exchange Business Day.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including November 10, 2006 to but excluding the Maturity Date, the Notes will bear interest payable annually in amounts determined by the Calculation Agent in accordance with the provisions set out below:

The Calculation Agent shall determine the Index Linked Interest Rate as follow:

1- If no Trigger Event has occurred during the relevant Interest Period and;

a) the Index Performance is equal to or greater than -50.00% the Index Linked Interest Rate will be equal to the **5.60 per cent per annum; or**

b) the Index Performance is strictly lower than -50.00% the Index Linked Interest Rate will be equal to **0.00%**

2- If a Trigger Event has occurred during the relevant Interest Period the Index Linked Interest Rate, for that Interest Payment Date and for all subsequent one until the Maturity Date, will be equal to **5.60 per cent per annum.**

"Index Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}-1\right)-\left(\frac{iBoxx(t)}{IBoxx(0)}-1\right)\right]$$

" $Eurostoxx(0)$ " **or "Index1_0"** means the level of the Index1 determined by the Calculation Agent as of the Trade Date which means 4,004.80;

" $Eurostoxx(t)$ " **or "Index1_t"** means the level of the Index1 determined by the Calculation Agent as of the Valuation Time on the Valuation Date and as displayed on Reuters Page ;

$IBoxx(0)$ **or "Index2_0"** means the level of the Index2 determined by the Calculation Agent as of the Trade Date which means 147.34

$iBoxx(t)$ **or "Index2_t"** means the level of the Index2 determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance** is equal to or greater than 0.00%

"Trade Date" means October 31 2006.

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016.

"Valuation Time" means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

3/ TERMS RELATING TO THE DETERMINATION OF THE INDEX1

A) General Definitions

"Index1" means the Dow Jones EURO STOXX^{SM} 50 Index as calculated and disseminated by the Index Sponsor (Reuters code: STOXX50E);

"Index Sponsor1" or "Sponsor1" means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange1" or "Stock Exchange1" means in respect of each security comprising the Index1 (as determined by the Index Sponsor1 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange1" means MONEP S.A. and/or Eurex Frankfurt AG or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index1 on such temporary substitute exchange or quotation system as on the original Related Exchange);

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange1 Business Day on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Day1 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day1 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index1 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index1 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Exchange Business Day1" means any Scheduled Trading Day on which the Index Sponsor1 is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange1 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index1 :

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.

For the purposes of determining whether a Market Disruption Event in respect of the Index1 exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index1 at any time, then the relevant percentage contribution of that security to the level of the Index1 shall be based on a comparison of (x) the portion of the level of the Index1 attributable to that security and (y) the overall level of the Index1, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange1 or Related Exchange1 or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange1 or Related Exchange1 or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) in futures or options contracts relating to the Index1 on the Related Exchange1;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index1 on the Related Exchange1;

"Early Closure" means the closure on any Exchange Business Day1 of the Exchange1 relating to securities that comprise 20 per cent. or more of the level of the Index1 prior to its Scheduled Closing Time or the Related Exchange1 prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange1 or Related Exchange1 at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange1 or Related Exchange1 on such Exchange Business Day1 and (ii) the submission deadline for orders to be entered into the Exchange1 or Related Exchange1 system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day1;

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange1 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange1 without regard to after hours or any other trading outside of the regular trading session hours;

Upon the occurrence of certain events affecting the Index Sponsor1 and/or the Index1 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange1 (using the method of adjustment and calculations elected by such Related Exchange1 or the consequences elected by the Related Exchange1 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C) ADJUSTMENTS TO THE INDEX1

(1) If the Index1 is (i) not calculated and announced by the Index Sponsor1, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index1, then that index (the "Successor Index1") will be deemed to be the Index1.

(2) If on or prior to the Valuation Date, the Index Sponsor1 announces that it will make a material change in the formula for or the method of calculating the Index1 or in any other way materially modifies the Index1 (other than a modification prescribed in that formula or method to maintain the Index1 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index1 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index1**$_t$; or

(ii) to determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index1 immediately prior to the Index1 Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Inde1x Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index1 (an "Index1 Disruption"), then the Calculation Agent shall determine the **Index1**$_t$ using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index1 last in effect prior to the Index1 Disruption, but using only those securities that comprised the Index1 immediately prior to the Index1 Disruption.

D- CORRECTION OF THE INDEX1

In the event that any level published on the Exchange1 or by the Index Sponsor1 and which is utilized for the determination of the **Index1**$_t$ is subsequently corrected and the correction is published by the Exchange1 or the Index Sponsor1 not later than the first Business Day immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of the **Index1**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor 1will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index1.

E- CANCELLATION OF THE INDEX1

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor1 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index1 and no Successor Index1 exists or (b) the successor sponsor to calculate and disseminate the Index1 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index1 in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index1, but using only those securities that comprised that Index1 immediately prior to that definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the **Index$_t$**; or

2. determine accordingly the **Index$_t$**, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F. INDEX1 LEVEL



Weekly O.STOXX50E [Bar]
Price
EUR
3800
3600
3400
3200
3000
2800
2600
Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2004
2005
2006

4/ TERMS RELATING TO THE DETERMINATION OF THE INDEX2

A) General Definitions

"Index2" or Iboxx means Iboxx € Sovereigns for 7 to 10 years Total Return; isin code DE0009681916 (Reuters Code : QW1QP)

"Index Sponsor2" or "Sponsor2" means International Index Company Ltd. or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent.

r"Exchange2" or "Stock Exchange2" means in respect of each security comprising the Index2 (as determined by the Index Sponsor2 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index2 on such temporary substitute exchange or quotation system as on the original Exchange2);

"Related Exchange2" means any exchange , trading system or quotation system or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index2 has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index2 on such temporary substitute exchange or quotation system as on the original Related Exchange2);

"Exchange Business Day2" means any Scheduled Trading Day on which the Index Sponsor2 is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange2 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index2 :

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange Business Day2 on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Days2 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day2 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index2 as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index2 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index2 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange2 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index2, the scheduled weekday closing time of the Exchange2 without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means, (i) the failure by the Sponsor2 for whatever reason (including technical problems) either to publish a level of the Index2 at the Valuation Time in respect of any day; or (ii) the occurrence or existence on any Exchange Business Day2 during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or otherwise) (a) on the Exchange2 in securities that comprise 20 per cent. or more of the level of the Index2, or (b) in options contracts or futures contracts on the Index2 on any Related Exchange2, if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index2 is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index2 shall be based on a comparison of (i) the portion of the level of the Index2 attributable to that security relative to (ii) the overall level of such Index2, in each case immediately before that suspension or limitation.

Furthermore it is hereby agreed that a limitation on the hours and number of days of trading will not constitute a Market Distribution Event if it results from an announced change in the regular business hours of the Exchange2 or the Related Exchange2.

;

Upon the occurrence of certain events affecting the Index Sponsor2 and/or the Index2 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange2 (using the method of adjustment and calculations elected by such Related Exchange2 or the consequences elected by the Related Exchange2 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C- ADJUSTMENTS TO THE INDEX2

(1) If the Index2 is (i) not calculated and announced by the Index Sponsor2, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index2") will be deemed to be the Index2.

(2) If on or prior to the Valuation Date, the Index Sponsor2 announces that it will make a material change in the formula for or the method of calculating the Index2 or in any other way materially modifies the Index2 (other than a modification prescribed in that formula or method to maintain the Index2 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index2 Modification"), then the Calculation Agent shall elect either:

(iv) to replace the Index2 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **$Index2_t$**; or

(v) to determine the **$Index2_t$** using, in lieu of a published level of the Index2, the level for that Index as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the change, but using only those securities that comprised the Index2 immediately prior to the Index2 Modification; or

(vi) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index2, the mid-market implied volatility or any other relevant market data for the Index2) of the Index on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index2 Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor2 fails to calculate and announce the Index2 (an "Index2 Disruption"), then the Calculation Agent shall determine the **$Index2_t$** using, in lieu of a published level of the Index2, the level for that Index2 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the Index2 Disruption, but using only those securities that comprised the Index2 immediately prior to the Index2 Disruption.

(IV) CORRECTION OF THE INDEX2

In the event that any level published on the Exchange2 or by the Index Sponsor2 and which is utilized for the determination of the **$Index2_t$** is subsequently corrected and the correction is published by the Exchange2 or the Index Sponsor2 not later than the first Exchange Business Day2 immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index2 will be utilized for the purposes of the determination of the **$Index2_t$**. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor2 will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index2.

E- CANCELLATION OF THE INDEX2

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor2 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index2 and no Successor Index2 exists or (b) the successor sponsor to calculate and disseminate the Index2 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index2 (or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index2 in accordance with the formula for and method of calculating that Index2 last in effect prior to that definitive cancellation of the Index2, but using only those securities that comprised that Index2 immediately prior to that definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange2) and to determine accordingly the **Index2**$_t$; or

2. determine accordingly the **Index2**$_t$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index2 on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F) DESCRITPION OF THE INDEX2

(this description is on extract of the Guide Euro Benchmark Indices available on the follow address : http://www.iboxx.com)

1- iBoxx € Indices

The iBoxx € index family is published by International Index Company Limited (IIC) and represents the investment grade fixed-income market for Euro and Eurozone-currency denominated bonds.[2]

Prices for all bonds in the indices are provided by ten major financial institutions: ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein,Goldman Sachs,

HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS Investment Bank. Deutsche Börse calculates and disseminates the indices.

Table 1: iBoxx € Benchmark Indices

iBoxx € Index Family overall and maturity indices (1-3, 3-5, 5-7, 7-10 and 10+ years)			
iBoxx € Overall overall and maturity indices			
iBoxx € Sovereigns overall and maturity indices	**iBoxx € Non-Sovereigns** overall and maturity indices **iBoxx € Non-Sovereigns Rating Indices** each with overall indices		
	iBoxx € Sub-Sovereigns overall and maturity indices	**iBoxx € Collateralized** overall and maturity indices	**iBoxx € Corporates** overall and maturity indices
iBoxx € Eurozone **iBoxx € Germany** **iBoxx € France** **iBoxx € Italy** each with overall and maturity indices **iBoxx € Austria** **iBoxx € Belgium** **iBoxx € Finland** **iBoxx € Greece** **iBoxx € Ireland** **iBoxx € Netherlands** **iBoxx € Portugal** **iBoxx € Spain** each with overall indices	**iBoxx € Sub-Sovereigns Rating Indices** each with overall indices **iBoxx € Supranationals** each with overall and maturity indices **iBoxx € Agencies** **iBoxx € Public Banks** **iBoxx € Regions** **iBoxx € Other Sovereigns** **iBoxx € Other Sub-Sovereigns** each with overall indices	**iBoxx € Collateralized Rating Indices** each with overall indices **iBoxx € Covered** each with overall and maturity indices **iBoxx € Covered Sub-Indices** **iBoxx € Germany Covered Sub-Indices** **iBoxx € Securitized** **iBoxx € Other Collateralized** each with overall indices	**iBoxx € Corporates Rating Indices** **iBoxx € Corporates Sector Indices** each with overall and maturity indices **iBoxx € Financials Rating Indices** **iBoxx € Non-Financials Rating Indices** **iBoxx € Financials Sub-Indices** **iBoxx € Corporates Market Sector Indices**

1.1. Structure of the iBoxx € Benchmark Indices

The iBoxx € benchmark indices comprise an overall index and four major index sub-groups. The sovereigns index group is made up of Euro-denominated and Eurozone-currency sovereign debt issued by Eurozone-governments. It includes an overall index and maturity indices. An overall index is published for each of the Eurozone countries (with the exception of Luxembourg), i.e. Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The iBoxx sovereigns group is detailed further, with maturity indices for Germany, France and Italy.

The iBoxx € Non-Sovereigns index comprises all bonds that do not qualify for the iBoxx € Sovereigns index. These bonds are further classified into the Sub-sovereigns, Collateralized and Corporates index sub-groups. Sovereign bonds from countries outside the Eurozone are included in the iBoxx € Other Sovereigns index within the Sub-sovereigns index subgroup. The Corporates indices' include overall, rating and maturity indices, with a split into financial and non-financial bonds, and rating and maturity sub-indices for each. A further breakdown is made into market sectors. Senior and subordinated debt indices are published for the financial and non-financial sectors. Sub-indices for financial debt according to the debt status are also calculated.

1.2. Publication of the iBoxx € Benchmark Indices

All top-level indices (iBoxx € Overall, iBoxx € Sovereigns, iBoxx € Eurozone, iBoxx € Germany, iBoxx € Non-Sovereigns, iBoxx € Sub-Sovereigns, iBoxx € Collateralized, iBoxx € Corporates, iBoxx € Financials, iBoxx € Non-Financials and the iBoxx € Corporates Market Sector Indices) are computed

and disseminated once per minute between 9.00 a.m. and 5.15 p.m. CET. End-of-day closing values are calculated and disseminated for all indices after 5.15 p.m. CET.

Bond and index analytical values are calculated each trading day using the daily closing prices. Closing index values and key statistics are published at the end of each business day by IIC on www.indexco.com, which also has information and news about the iBoxx indices. In addition, midday fixing levels for bond prices and indices are published. Real time indices and bond prices are published by Deutsche Börse.

Index calculation is based on the Xetra trading calendar. In addition, the indices are calculated with the previous trading day's closes on the last calendar day of each month if that day is not a trading day. IIC publishes an index calculation calendar on www.indexco.com. The base date of the indices is 31 December 1998. Index data and bond price information is also available from the main information vendors.

2. iBoxx € Index Rules

2.1. Criteria for iBoxx € Bonds

The selection criteria for the inclusion of bonds in the iBoxx € indices are:

- Bond type
- Rating
- Time to maturity
- Outstanding amount.

2.1.1. Bond Type

General inclusion criteria: Only fixed rate bonds whose cash flow can be determined in advance are eligible for the indices. The indices are comprised solely of bonds. T-Bills and other money market instruments are not eligible. The iBoxx € indices include only Euro and legacy currency denominated bonds. The issuer's domicile is not relevant.

In particular, bonds with the following characteristics are included:

- Fixed coupon bonds ("plain vanilla bonds")
- Zero coupon bonds
- Step-ups
- Event-driven bonds, such as rating- or tax-driven bonds with a maximum of one coupon change per period

- Dated and undated callable subordinated corporate bonds, including fixed-to-floater bonds that change to a floating rate note at or after the first call date. Undated bonds must be callable. In the index calculation, these bonds are always assumed to redeem at the first call date

- Soft bullets only for the iBoxx € Collateralized indices. These are bonds with an initial fixed coupon period and a variable or step-up coupon period thereafter that are structured so that they are expected to redeem at the end of the initial period. In the index calculation soft bullets are always assumed to redeem at the end of the initial period

The following bonds are specifically excluded:

- Sinking funds and amortizing bonds
- Other callable and undated bonds
- Floating rate notes and other fixed-to-floater bonds

- CDOs (Collateralized Debt Obligations) and bonds collateralized by CDOs

- German Kommunalanleihen, - obligationen or Kommunalschatzanweisungen secured by

public loans are excluded from the indices unless they qualify as Jumbo Pfandbriefe

• Retail bonds. Retail bonds as identified by the iBoxx Technical Committee are excluded from the indices. The list of retail bonds is published on the website www.indexco.com

2.1.2. Bond classification

Each bond is classified into one of the four categories: Sovereigns, Sub-Sovereigns, Collateralized and Corporates as well as a number of category-specific subsectors.

Sovereigns – are bonds issued by central governments in their domestic currencies.

Sub-sovereigns – are bonds issued by local governments (e.g. German Bundeslaender) and bonds guaranteed or issued by entities guaranteed by the governments such as government agencies (e.g. Cades, KfW), public banks (e.g. German Landesbank debt issued before 31 July 2005) or supranational entities (e.g. EIB, World Bank). Bonds issued by central governments in foreign currencies are included as Other Sovereigns under Sub-sovereigns.

Collateralized bonds - are bonds secured against specific assets or pools of assets. Bonds with simple credit enhancements such as a first mortgage are included in the corporate indices as are bonds whose only security is a financial insurance guarantee.

- **Covered bonds:** A covered bond is a bond that fulfils the criteria specified in UCITS 22.4 or similar directives, e.g. CAD III. In addition, other bonds with a structure affording an equivalent risk and credit profile, and considered by the market as covered bonds, will be included in the iBoxx covered bond indices. The criteria taken into account by the iBoxx Technical Committee in evaluating the status of a bond will be structure, trading patterns, issuance process, liquidity and spread-levels.. Currently, the following bond types are included in the iBoxx € Covered indices:

  - Austrian Pfandbriefe
  - French Obligations Foncières
  - German Jumbo Pfandbriefe
  - Irish Asset Covered Securities
  - Luxembourg Lettres de Gage
  - Spanish Cedulas Hipotecarias and Cedulas Territoreales
  - UK covered bonds

- **Securitised bonds:** Are bonds secured against specific assets or receivables (ABS), mortgages (MBS) or cash flows from a whole business segment (Whole Business Securitizations) in each case via a special purpose vehicle.

Corporate bonds – Bonds issued by public or private corporations. The bonds are further classified into Financial and Non-Financial bonds and into the sectors. The category insurancewrapped is added under Financials for corporate bonds whose timely coupon and/or principal payments are guaranteed by a special monoline insurer such as AMBAC or MBIA.

Corporate debt is classified into senior and subordinated debt. Hybrid bank capital is further detailed into the respective tiers of subordination:

- Tier I
- Upper Tier 2
- Lower Tier 2
- Other. This category includes not only all remaining subordinated bank debt but also all other subordinated debt

2.1.3. Rating

All bonds in the iBoxx € index family must be rated investment grade by at least one of the following rating agencies: Standard & Poor's, Moody's or Fitch. If a bond is rated by several agencies, then the lowest available rating is attached to the bond. This rating determines whether the bond is eligible for the iBoxx € indices and to which rating index it belongs. The minimum rating to qualify a bond as investment grade is BBB- for Fitch or S&P and Baa3 from Moody's. Ratings are consolidated (e.g. BBB+, BBB and BBB- are consolidated to BBB; A+, A and A- are consolidated to A etc.).

Eurozone sovereign debt does not require a rating.

2.1.4. Time to Maturity

All bonds must have a minimum remaining time to maturity of at least one year at the re-balancing date.

2.1.5. Amount Outstanding

All bonds require a specific minimum amount outstanding in order to be eligible for the indices, as shown below. The figures indicate minimum issue sizes. Figures in parentheses apply only to legacy bonds, i.e. bonds issued in a pre-Euro currency.

- Sovereigns: Euro 2 billion
- Sub-sovereigns: Euro 1 billion
- Covered: Euro 1 billion
- Collateralized: Euro 500 million (1 billion) (except covered bonds)
- Corporates: Euro 500 million (1 billion)

The amount outstanding of each bond is used to calculate its index weight. The indices are capitalization-weighted.

2.1.6. Monthly Rebalancing of the Indices

Once a month the indices are reviewed and re-balanced. This includes:

1. Bond selection

The universe of bonds is reviewed monthly; those issues meeting the criteria described above at the end of the month are included in the indices. The cut-off date for meeting the amount outstanding criteria is three business days prior to month-end. The rating information includes all rating actions published three trading days before the end of the month. Intra-month rating changes are reflected at the beginning of the following month. The time to maturity is measured from the last calendar day of the current month to the final specified maturity date of the bond.

Newly issued bonds that have not settled three trading days before the end of the month are only included in the iBoxx indices, if (a) they settle before the end of the month and (b) their rating and outstanding amount are known with certainty three trading days before the end of the month.

2. Index composition

All bonds are assigned to the indices according to their classification. The assignment of a bond to a certain maturity bucket is based on its expected remaining life. The expected remaining life is expressed in years and calculated as follows:

- For plain vanilla bonds, the expected remaining life of the bond is its time to maturity, calculated as the number of days between the last calendar day of the current month and its maturity.

- For dated and undated callable hybrid capital bonds, the first call date is always assumed to be the expected redemption date. The expected remaining life is calculated as the number of days between the last calendar day of the month and the expected redemption date.

- For soft bullets, the expected redemption date at the end of the initial period is assumed to be the expected redemption date.

All bonds remain in their maturity bucket for the entire month.

2. Weighting adjustments

Within an index, each bond is weighted according to its amount outstanding. Intra-month changes of the amount outstanding for each bond are reflected in the index through the rebalancing procedure at the beginning of each new month.

(iv) Coupon Adjustments

Coupon changes to corporate bonds are taken into account in the calculation of the indices from the exact date on which the coupon was altered.

(v) Re-balancing timeframe

Six business days before the end of each month, Deutsche Börse compiles a list of all bonds that meet the inclusion criteria.

Four business days before the end of each month, a preliminary membership list is published on the websites of International Index Company and Deutsche Börse. This list contains preliminary information on rating and amount outstanding of all bonds.

Three business days before the end of each month, a membership list ("Constituents Super List") with final amount outstanding for each bond is published. This Constituents Super List contains the maximum number of constituents for the next month.

Two business days before the end of the month, the rating information for the bonds on the Constituents Super List is updated and the list is adjusted for all rating changes occurring three business days prior to month-end after first publication. The resulting list is the final membership list for the following month and is published as soon as all rating changes are confirmed [Note: bonds that are upgraded to investment grade are not included unless they had previously been on the Constituents Super List].

On the last business day of each month, International Index Company and Deutsche Börse publish the membership list with closing prices of all bonds at the close of business.

2.2. Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As at July 2006 the following supply bond prices:

ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, HSBC Bank, JP Morgan, Morgan Stanley, Royal Bank of Scotland, UBS.

The quotes pass through a two-step consolidation process:

Table 3: iBoxx Consolidation Process


iBoxx Consolidated Prices
BANK QUOTES
QUALITY CONTROL
APPROVED QUOTES
PRICE CONSOLIDATION
DISSEMINATION
INDIVIDUAL CHECKS
COMPARATIVE CHECKS
REAL TIME PRICES
END-OF-DAY PRICES
INDEX CALCULATION
VENDORS
INTERNET
FTP

The first filter tests the technical validity of the quotes. The following parameters are tested:

- Whether bid and ask quotes are non-negative
- Whether the bid quote is lower than the ask quote
- Whether the bid-ask spread is within 500 basis points
- Whether the quote has been updated within the last 60 minutes

A quote is only accepted if both bid and ask pass the test.

Subsequently, in the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighbor is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

Table 4: iBoxx Consolidation Process (example)


Distances (example: bids)
Maximum distance
Lowest bid
Highest bid
Inner distances
A
B
C
D
E
F
Outer distance
Outer distance

The consolidated bid and ask prices are calculated from the remaining quotes:

- If less than two quotes are valid, no consolidated price can be generated.

- If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes.
- If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

2.3. Index Calculation

2.3.1. Calculating the Indices

The quotes from the contributing banks are consolidated and enter the index calculation in real time as consolidated prices. In the event that no new quotes for a particular bond are received, the index will continue to be calculated based on the last available consolidated prices. The indices are calculated based on bid prices. Bonds that are not in the iBoxx universe for the current month, but become eligible for at the next re-balancing, enter the indices at their ask price.

2.3.2. Minimum Number of Bonds

An index is calculated if at least one available bond matches all index criteria. If no more bonds qualify for an index, that index is no longer calculated and the index level remains at the last level. Should at least one bond qualify again, calculation of the index is resumed.

2.3.3. Maturity Buckets

All bonds are categorized into maturity buckets, which are then used to calculate maturity indices. As a principle, the bands are defined as 1-3, 3-5, 5-7, 7-10 and more than 10 years for top-level indices. Some specific indices may have one or more custom maturity bands in addition to the above.

2.3.4. Accrued Interest

The following day count conventions are taken into account when calculating the indices:

- ACT/ACT
- ACT/360
- ACT/365
- ISMA 30/360

2.3.5. Reinvestment of Cash

Payments from coupons and scheduled partial and unscheduled full redemptions are held as cash until the next rebalancing, when the cash is reinvested in the index.

2.3.6. Settlement Conventions

The settlement convention for all iBoxx indices is t+0.

2.4. Determination of Benchmarks

Benchmark spreads are calculated for every bond in the iBoxx € Non-Sovereign indices as the difference between the annual or semi-annual yield of the bond, and the annual or semi-annual yield of its benchmark.

The benchmark for a bond is assigned monthly by the following procedure:

- A bond is eligible as benchmark if

- the bond is part of the iBoxx € Eurozone index,

- the issuer country is among the three largest AAA issuer countries in the iBoxx € Eurozone index (by market value at (t-4)).

- Every eligible bond is assigned to one of the following maturity bands:

1 year: Maturity < 1.5 years
2 years: Maturity 1.5 to < 2.5 years
3 years: Maturity 2.5 to < 3.5 years
4 years: Maturity 3.5 to < 4.5 years
5 years: Maturity 4.5 to < 5.5 years
6 years: Maturity 5.5 to < 6.5 years
7 years: Maturity 6.5 to < 7.5 years
8 years: Maturity 7.5 to < 8.5 years
9 years: Maturity 8.5 to < 9.5 years
10 years: Maturity 9.5 to < 12.5 years
15 years: Maturity 12.5 to < 17.5 years
20 years: Maturity 17.5 to < 25 years
Long: Maturity 25 years and greater

- Eligible bonds are assigned to Sets A or B depending on their age. An eligible bond is assigned to Set A within a maturity band if it is not older than two years. Otherwise, it is assigned to Set B. The age of a bond is calculated from the first settlement date to the current re-balancing date.

The benchmark bond for each maturity band is selected in two steps:

- Step One – Selecting the best benchmark for the issuer country: The largest bond (by amount outstanding) of all bonds in Set A is selected. If Set A is empty, then the most recently issued bond of Set B is chosen as the best benchmark for the respective issuer country.

- Step Two: The largest benchmark bond selected in Step One (for each maturity band) is selected as the respective benchmark bond for a maturity band.

- For every bond in the iBoxx € Non-Sovereigns index, the benchmark bond with the closest maturity is selected as benchmark. Therefore, the chosen benchmark is not necessarily the same as the benchmark for the maturity band of the bond. If the time to maturity distance of a bond to its two neighboring benchmarks is exactly the same, then the benchmark bond with the longer time to maturity is chosen.

3. Index Formulae

The iBoxx € indices are calculated as basket indices based on real bonds. All indices are published as price and total return indices.

The iBoxx € benchmark indices are calculated on a capitalization-weighted basis that recognizes the relative changes in value compared to the beginning of each month. The composition and weightings of the index are adjusted at the beginning of each month.

4. Iboxx Level



5/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index1 and Index2, the mid-market implied volatility) and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index1 and Index2 on the date where such market value will have to be calculated).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 D

Final Terms relating to the issuance of EUR 200,000,000 Floating Rate Notes due May 2008

November 9, 2006

Please see attached.

Final Terms dated 9 November 2006

Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 166
TRANCHE NO: 1

EUR 200,000,000 Floating Rate Notes due May 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	166
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 100,000
7	(i)	Issue Date:	13 November 2006
	(ii)	Interest Commencement Date	13 November 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to 13 May 2008
9	Interest Basis:		Floating Rate (further particulars specified below in item 16)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the	Resolution of the Board of Directors of the Issuer dated 16 May 2006

Notes:

14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	13 February, 13 May, 13 August and 13 November in each year from and including 13 February 2007 up to and including 13 May 2008; each subject to adjustment in accordance with the Business Day Convention specified in item 16(iii)
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	TARGET and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (*if not the Calculation Agent*):	Not Applicable
	(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	Applicable
	— Relevant Time:	11.00 a.m. Brussels time
	— Interest Determination Date:	Second TARGET Business Day prior to the first day in each Interest Accrual Period
	— Primary Source for Floating Rate:	Moneyline Telerate 248 page
	— Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	— Relevant Financial Centre:	Euro-zone
	— Benchmark:	3-month EURIBOR "**3-month EURIBOR**" means the rate for

		deposits in EUR for a period of three months as *quoted on the Moneyline Telerate 248 page* as of 11.00 a.m., Brussels time on the Interest Determination Date
	— Representative Amount:	Not Applicable
	— Effective Date:	Not Applicable
	— Specified Duration:	Not Applicable
(viii)	ISDA Determination:	Not Applicable
	— Floating Rate Option:	Not Applicable
	— Designated Maturity:	Not Applicable
	— Reset Date:	Not Applicable
(ix)	Margin(s):	-0.02 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:(Condition 5(h))	Actual/360, adjusted
(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Benchmark does not appear on the Primary Source, the rate for that Interest Accrual Period will be determined as if the parties had specified "EUR-LIBOR-Reference-Banks" (as defined in the International Swaps and Derivatives (ISDA) 2000 Definitions) as the applicable Reference Rate. In the event that no such quotations are provided for as above, the Benchmark shall be determined by the Calculation Agent in it sole and absolute discretion taking into consideration all available information that in good faith it deems relevant.
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable

22	**Final Redemption Amount of each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	*Form of Notes:*	**Bearer Notes**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and	Not Applicable

	reconventioning provisions:	
30	Consolidation provisions:	Condition 13 applies
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

____

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange 13 November 2006 with effect from such date
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 200,000,000
(iii) Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0274334308
Common Code:	027433430
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Clearstream Banking AG, Frankfurt am Main WKN: A0G1EB
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 E

Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

November 9, 2006

Please see attached.

Final Terms dated November 9, 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 167
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	167
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	13 November 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	13 November 2016
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified below)
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
	(v)	Determination Dates:	Not Applicable
	(vi)	Specified Interest Payment Dates:	13 November in each year from 13 November 2007 to and including 13 November 2016 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 13 November 2007 and that the Index Linked Interest Payment Date$_{(10)}$ shall occur on 13 November 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	TARGET
	(ix)	Minimum Interest Rate:	0.00 per cent per annum
	(x)	Maximum Interest Rate:	5.55 per cent per annum
	(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted
19		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20		**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21		**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22		**Final Redemption Amount of each Note**	See Appendix
23		**Early Redemption Amount**	
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	

	event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued)

		outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable

34	If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 13 November 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0274700250
Common Code:	27470025
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be equal to the following:

1- If no Trigger Event has occurred before the Maturity Date and;

a) If the **Eurostoxx Performance** is on every Valuation Date equal to or greater than 50.00% the Final Redemption Amount will be equal to :

100% of the Specified Denomination; or

b) If the **Eurostoxx Performance** is, on any Valuation Date, strictly lower than 50.00% the Final Redemption Amount will be equal to the minimum between :

(i) 100% of the Specified Denomination; or

(ii) $\frac{\text{Eurostoxx}(10)}{\text{Eurostoxx}(0)}$ x Specified Denomination;

2- If a Trigger Event has occurred before the Maturity Date, the Final Redemption Amount will be equal to :

100% of the Specified Denomination

"Eurostoxx Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}\right)\right]$$

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance (as defined below)** is equal to or greater than 0.00%

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016. If November 6, is not an Exchange Business Day, the Index will be determine on the following Exchange Business Day.

"Eurostoxx(10)" means the level of the Index1 as determined by the Calculation Agent on November 6, 2016, or if such date is not an Exchange Business Day, on the following Exchange Business Day.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including November 13, 2006 to but excluding the Maturity Date, the Notes will bear interest payable annually in amounts determined by the Calculation Agent in accordance with the provisions set out below:

The Calculation Agent shall determine the Index Linked Interest Rate as follow:

1- **If no Trigger Event has occurred during the relevant Interest Period and;**

   a) the Index Performance is equal to or greater than -50.00% the Index Linked Interest Rate will be equal to the **5.55 per cent per annum; or**

   b) the Index Performance is strictly lower than -50.00% the Index Linked Interest Rate will be equal to **0.00%**

2- **If a Trigger Event has occurred during the relevant Interest Period** the Index Linked Interest Rate, for that Interest Payment Date and for all subsequent one until the Maturity Date, will be equal to **5.55 per cent per annum.**

"Index Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}-1\right)-\left(\frac{iBoxx(t)}{IBoxx(0)}-1\right)\right]$$

" $Eurostoxx(0)$ " **or "Index1$_0$"** means the level of the Index1 determined by the Calculation Agent as of the Trade Date which means 3990.46;

" $Eurostoxx(t)$ " **or "Index1$_t$"** means the level of the Index1 determined by the Calculation Agent as of the Valuation Time on the Valuation Date and as displayed on Reuters Page ;

$IBoxx(0)$ **or "Index2$_0$"** means the level of the Index2 determined by the Calculation Agent as of the Trade Date which means 147.13

$iBoxx(t)$ **or "Index2$_t$"** means the level of the Index2 determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance** is equal to or greater than 0.00%

"Trade Date" means November 3 2006.

"Valuation Date" means November 6 in each year starting on November 6, 2007 and ending on November 6, 2016.

"Valuation Time" means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

3/ TERMS RELATING TO THE DETERMINATION OF THE INDEX1

A) General Definitions

"Index1" means the Dow Jones EURO STOXX^{SM} 50 Index as calculated and disseminated by the Index Sponsor (Reuters code: STOXX50E);

"Index Sponsor1" or "Sponsor1" means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange1" or "Stock Exchange1" means in respect of each security comprising the Index1 (as determined by the Index Sponsor1 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange1" means MONEP S.A. and/or Eurex Frankfurt AG or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index1 on such temporary substitute exchange or quotation system as on the original Related Exchange);

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange1 Business Day on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Day1 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day1 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index1 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index1 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Exchange Business Day1" means any Scheduled Trading Day on which the Index Sponsor1 is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange1 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index1 :

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.

For the purposes of determining whether a Market Disruption Event in respect of the Index1 exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index1 at any time, then the relevant percentage contribution of that security to the level of the Index1 shall be based on a comparison of (x) the portion of the level of the Index1 attributable to that security and (y) the overall level of the Index1, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange1 or Related Exchange1 or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange1 or Related Exchange1 or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) in futures or options contracts relating to the Index1 on the Related Exchange1;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index1 on the Related Exchange1;

"Early Closure" means the closure on any Exchange Business Day1 of the Exchange1 relating to securities that comprise 20 per cent. or more of the level of the Index1 prior to its Scheduled Closing Time or the Related Exchange1 prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange1 or Related Exchange1 at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange1 or Related Exchange1 on such Exchange Business Day1 and (ii) the submission deadline for orders to be entered into the Exchange1 or Related Exchange1 system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day1;

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange1 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange1 without regard to after hours or any other trading outside of the regular trading session hours;

Upon the occurrence of certain events affecting the Index Sponsor1 and/or the Index1 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange1 (using the method of adjustment and calculations elected by such Related Exchange1 or the consequences elected by the Related Exchange1 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C) ADJUSTMENTS TO THE INDEX1

(1) If the Index1 is (i) not calculated and announced by the Index Sponsor1, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index1, then that index (the "Successor Index1") will be deemed to be the Index1.

(2) If on or prior to the Valuation Date, the Index Sponsor1 announces that it will make a material change in the formula for or the method of calculating the Index1 or in any other way materially modifies the Index1 (other than a modification prescribed in that formula or method to maintain the Index1 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index1 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **$Index1_t$**; or

(ii) to determine the **$Index1_t$** using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index1 immediately prior to the Index1 Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Inde1x Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index1 (an "Index1 Disruption"), then the Calculation Agent shall determine the **$Index1_t$** using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index1 last in effect prior to the Index1 Disruption, but using only those securities that comprised the Index1 immediately prior to the Index1 Disruption.

D- CORRECTION OF THE INDEX1

In the event that any level published on the Exchange1 or by the Index Sponsor1 and which is utilized for the determination of the **$Index1_t$** is subsequently corrected and the correction is published by the Exchange1 or the Index Sponsor1 not later than the first Business Day immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of the **$Index1_t$**. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor 1will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index1.

E- CANCELLATION OF THE INDEX1

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor1 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index1 and no Successor Index1 exists or (b) the successor sponsor to calculate and disseminate the Index1 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index1 in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index1, but using only those securities that comprised that Index1 immediately prior to that definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the **$Index_t$**; or

2. determine accordingly the **$Index_t$**, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F. INDEX1 LEVEL


Weekly Q.STOXX50E [Bar]
Price
EUR
3800
3600
3400
3200
3000
2800
2600
Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2004
2005
2006

4/ TERMS RELATING TO THE DETERMINATION OF THE INDEX2

A) General Definitions

"Index2" or Iboxx means Iboxx € Sovereigns for 7 to 10 years Total Return; isin code DE0009681916 (Reuters Code : QW1QP)

"Index Sponsor2" or "Sponsor2" means International Index Company Ltd. or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent.

/"Exchange2" or "Stock Exchange2" means in respect of each security comprising the Index2 (as determined by the Index Sponsor2 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index2 on such temporary substitute exchange or quotation system as on the original Exchange2);

"Related Exchange2" means any exchange , trading system or quotation system or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index2 has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index2 on such temporary substitute exchange or quotation system as on the original Related Exchange2);

"Exchange Business Day2" means any Scheduled Trading Day on which the Index Sponsor2 is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange2 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index2 :

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange Business Day2 on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Days2 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day2 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index2 as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index2 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index2 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange2 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index2, the scheduled weekday closing time of the Exchange2 without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means, (i) the failure by the Sponsor2 for whatever reason (including technical problems) either to publish a level of the Index2 at the Valuation Time in respect of any day; or (ii) the occurrence or existence on any Exchange Business Day2 during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or otherwise) (a) on the Exchange2 in securities that comprise 20 per cent. or more of the level of the Index2, or (b) in options contracts or futures contracts on the Index2 on any Related Exchange2, if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index2 is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index2 shall be based on a comparison of (i) the portion of the level of the Index2 attributable to that security relative to (ii) the overall level of such Index2, in each case immediately before that suspension or limitation.

Furthermore it is hereby agreed that a limitation on the hours and number of days of trading will not constitute a Market Distribution Event if it results from an announced change in the regular business hours of the Exchange2 or the Related Exchange2.

;

Upon the occurrence of certain events affecting the Index Sponsor2 and/or the Index2 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange2 (using the method of adjustment and calculations elected by such Related Exchange2 or the consequences elected by the Related Exchange2 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C- ADJUSTMENTS TO THE INDEX2

(1) If the Index2 is (i) not calculated and announced by the Index Sponsor2, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index2") will be deemed to be the Index2.

(2) If on or prior to the Valuation Date, the Index Sponsor2 announces that it will make a material change in the formula for or the method of calculating the Index2 or in any other way materially modifies the Index2 (other than a modification prescribed in that formula or method to maintain the Index2 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index2 Modification"), then the Calculation Agent shall elect either:

(iv) to replace the Index2 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **$Index2_t$**; or

(v) to determine the **$Index2_t$** using, in lieu of a published level of the Index2, the level for that Index as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the change, but using only those securities that comprised the Index2 immediately prior to the Index2 Modification; or

(vi) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index2, the mid-market implied volatility or any other relevant market data for the Index2) of the Index on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index2 Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor2 fails to calculate and announce the Index2 (an "Index2 Disruption"), then the Calculation Agent shall determine the **$Index2_t$** using, in lieu of a published level of the Index2, the level for that Index2 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the Index2 Disruption, but using only those securities that comprised the Index2 immediately prior to the Index2 Disruption.

(IV) CORRECTION OF THE INDEX2

In the event that any level published on the Exchange2 or by the Index Sponsor2 and which is utilized for the determination of the **$Index2_t$** is subsequently corrected and the correction is published by the Exchange2 or the Index Sponsor2 not later than the first Exchange Business Day2 immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index2 will be utilized for the purposes of the determination of the **$Index2_t$**. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor2 will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index2.

E- CANCELLATION OF THE INDEX2

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor2 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index2 and no Successor Index2 exists or (b) the successor sponsor to calculate and disseminate the Index2 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index2 (or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index2 in accordance with the formula for and method of calculating that Index2 last in effect prior to that definitive cancellation of the Index2, but using only those securities that comprised that Index2 immediately prior to that definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange2) and to determine accordingly the $\mathbf{Index2_t}$; or

2. determine accordingly the $\mathbf{Index2_t}$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index2 on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F) DESCRITPION OF THE INDEX2

(this description is on extract of the Guide Euro Benchmark Indices available on the follow address : http://www.iboxx.com)

1- iBoxx € Indices

The iBoxx € index family is published by International Index Company Limited (IIC) and represents the investment grade fixed-income market for Euro and Eurozone-currency denominated bonds.[2]

Prices for all bonds in the indices are provided by ten major financial institutions: ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein,Goldman Sachs,

HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS Investment Bank. Deutsche Börse calculates and disseminates the indices.

Table 1: iBoxx € Benchmark Indices

iBoxx € Index Family overall and maturity indices (1-3, 3-5, 5-7, 7-10 and 10+ years)			
iBoxx € Overall overall and maturity indices			
iBoxx € Sovereigns overall and maturity indices	**iBoxx € Non-Sovereigns** overall and maturity indices **iBoxx € Non-Sovereigns Rating Indices** each with overall indices		
	iBoxx € Sub-Sovereigns overall and maturity indices	**iBoxx € Collateralized** overall and maturity indices	**iBoxx € Corporates** overall and maturity indices
iBoxx € Eurozone **iBoxx € Germany** **iBoxx € France** **iBoxx € Italy** each with overall and maturity indices **iBoxx € Austria** **iBoxx € Belgium** **iBoxx € Finland** **iBoxx € Greece** **iBoxx € Ireland** **iBoxx € Netherlands** **iBoxx € Portugal** **iBoxx € Spain** each with overall indices	**iBoxx € Sub-Sovereigns Rating Indices** each with overall indices **iBoxx € Supranationals** each with overall and maturity indices **iBoxx € Agencies** **iBoxx € Public Banks** **iBoxx € Regions** **iBoxx € Other Sovereigns** **iBoxx € Other Sub-Sovereigns** each with overall indices	**iBoxx € Collateralized Rating Indices** each with overall indices **iBoxx € Covered** each with overall and maturity indices **iBoxx € Covered Sub-Indices** **iBoxx € Germany Covered Sub-Indices** **iBoxx € Securitized** **iBoxx € Other Collateralized** each with overall indices	**iBoxx € Corporates Rating Indices** **iBoxx € Corporates Sector Indices** each with overall and maturity indices **iBoxx € Financials Rating Indices** **iBoxx € Non-Financials Rating Indices** **iBoxx € Financials Sub-Indices** **iBoxx € Corporates Market Sector Indices**

1.1. Structure of the iBoxx € Benchmark Indices

The iBoxx € benchmark indices comprise an overall index and four major index sub-groups. The sovereigns index group is made up of Euro-denominated and Eurozone-currency sovereign debt issued by Eurozone-governments. It includes an overall index and maturity indices. An overall index is published for each of the Eurozone countries (with the exception of Luxembourg), i.e. Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The iBoxx sovereigns group is detailed further, with maturity indices for Germany, France and Italy.

The iBoxx € Non-Sovereigns index comprises all bonds that do not qualify for the iBoxx € Sovereigns index. These bonds are further classified into the Sub-sovereigns, Collateralized and Corporates index sub-groups. Sovereign bonds from countries outside the Eurozone are included in the iBoxx € Other Sovereigns index within the Sub-sovereigns index subgroup. The Corporates indices[3] include overall, rating and maturity indices, with a split into financial and non-financial bonds, and rating and maturity sub-indices for each. A further breakdown is made into market sectors. Senior and subordinated debt indices are published for the financial and non-financial sectors. Sub-indices for financial debt according to the debt status are also calculated.

1.2. Publication of the iBoxx € Benchmark Indices

All top-level indices (iBoxx € Overall, iBoxx € Sovereigns, iBoxx € Eurozone, iBoxx € Germany, iBoxx € Non-Sovereigns, iBoxx € Sub-Sovereigns, iBoxx € Collateralized, iBoxx € Corporates, iBoxx € Financials, iBoxx € Non-Financials and the iBoxx € Corporates Market Sector Indices) are computed

and disseminated once per minute between 9.00 a.m. and 5.15 p.m. CET. End-of-day closing values are calculated and disseminated for all indices after 5.15 p.m. CET.

Bond and index analytical values are calculated each trading day using the daily closing prices. Closing index values and key statistics are published at the end of each business day by IIC on www.indexco.com, which also has information and news about the iBoxx indices. In addition, midday fixing levels for bond prices and indices are published. Real time indices and bond prices are published by Deutsche Börse.

Index calculation is based on the Xetra trading calendar. In addition, the indices are calculated with the previous trading day's closes on the last calendar day of each month if that day is not a trading day. IIC publishes an index calculation calendar on www.indexco.com. The base date of the indices is 31 December 1998. Index data and bond price information is also available from the main information vendors.

2. iBoxx € Index Rules

2.1. Criteria for iBoxx € Bonds

The selection criteria for the inclusion of bonds in the iBoxx € indices are:
- Bond type
- Rating
- Time to maturity
- Outstanding amount.

2.1.1. Bond Type

General inclusion criteria: Only fixed rate bonds whose cash flow can be determined in advance are eligible for the indices. The indices are comprised solely of bonds. T-Bills and other money market instruments are not eligible. The iBoxx € indices include only Euro and legacy currency denominated bonds. The issuer's domicile is not relevant.

In particular, bonds with the following characteristics are included:

- Fixed coupon bonds ("plain vanilla bonds")
- Zero coupon bonds
- Step-ups
- Event-driven bonds, such as rating- or tax-driven bonds with a maximum of one coupon change per period

- Dated and undated callable subordinated corporate bonds, including fixed-to-floater bonds that change to a floating.rate note at or after the first call date. Undated bonds must be callable. In the index calculation, these bonds are always assumed to redeem at the first call date

- Soft bullets only for the iBoxx € Collateralized indices. These are bonds with an initial fixed coupon period and a variable or step-up coupon period thereafter that are structured so that they are expected to redeem at the end of the initial period. In the index calculation soft bullets are always assumed to redeem at the end of the initial period

The following bonds are specifically excluded:

- Sinking funds and amortizing bonds
- Other callable and undated bonds
- Floating rate notes and other fixed-to-floater bonds

- CDOs (Collateralized Debt Obligations) and bonds collateralized by CDOs

- German Kommunalanleihen, - obligationen or Kommunalschatzanweisungen secured by

public loans are excluded from the indices unless they qualify as Jumbo Pfandbriefe

• Retail bonds. Retail bonds as identified by the iBoxx Technical Committee are excluded from the indices. The list of retail bonds is published on the website www.indexco.com

2.1.2. Bond classification

Each bond is classified into one of the four categories: Sovereigns, Sub-Sovereigns, Collateralized and Corporates as well as a number of category-specific subsectors.

Sovereigns – are bonds issued by central governments in their domestic currencies.

Sub-sovereigns – are bonds issued by local governments (e.g. German Bundeslaender) and bonds guaranteed or issued by entities guaranteed by the governments such as government agencies (e.g. Cades, KfW), public banks (e.g. German Landesbank debt issued before 31 July 2005) or supranational entities (e.g. EIB, World Bank). Bonds issued by central governments in foreign currencies are included as Other Sovereigns under Sub-sovereigns.

Collateralized bonds - are bonds secured against specific assets or pools of assets. Bonds with simple credit enhancements such as a first mortgage are included in the corporate indices as are bonds whose only security is a financial insurance guarantee.

• **Covered bonds:** A covered bond is a bond that fulfils the criteria specified in UCITS 22.4 or similar directives, e.g. CAD III. In addition, other bonds with a structure affording an equivalent risk and credit profile, and considered by the market as covered bonds, will be included in the iBoxx covered bond indices. The criteria taken into account by the iBoxx Technical Committee in evaluating the status of a bond will be structure, trading patterns, issuance process, liquidity and spread-levels.. Currently, the following bond types are included in the iBoxx € Covered indices:

- Austrian Pfandbriefe
- French Obligations Foncières
- German Jumbo Pfandbriefe
- Irish Asset Covered Securities
- Luxembourg Lettres de Gage
- Spanish Cedulas Hipotecarias and Cedulas Territoreales
- UK covered bonds

• **Securitised bonds:** Are bonds secured against specific assets or receivables (ABS), mortgages (MBS) or cash flows from a whole business segment (Whole Business Securitizations) in each case via a special purpose vehicle.

Corporate bonds – Bonds issued by public or private corporations. The bonds are further classified into Financial and Non-Financial bonds and into the sectors. The category insurancewrapped is added under Financials for corporate bonds whose timely coupon and/or principal payments are guaranteed by a special monoline insurer such as AMBAC or MBIA.

Corporate debt is classified into senior and subordinated debt. Hybrid bank capital is further detailed into the respective tiers of subordination:

- Tier I
- Upper Tier 2
- Lower Tier 2
- Other. This category includes not only all remaining subordinated bank debt but also all other subordinated debt

2.1.3. Rating

All bonds in the iBoxx € index family must be rated investment grade by at least one of the following rating agencies: Standard & Poor's, Moody's or Fitch. If a bond is rated by several agencies, then the lowest available rating is attached to the bond. This rating determines whether the bond is eligible for the iBoxx € indices and to which rating index it belongs. The minimum rating to qualify a bond as investment grade is BBB- for Fitch or S&P and Baa3 from Moody's. Ratings are consolidated (e.g. BBB+, BBB and BBB- are consolidated to BBB; A+, A and A- are consolidated to A etc.).

Eurozone sovereign debt does not require a rating.

2.1.4. Time to Maturity

All bonds must have a minimum remaining time to maturity of at least one year at the re-balancing date.

2.1.5. Amount Outstanding

All bonds require a specific minimum amount outstanding in order to be eligible for the indices, as shown below. The figures indicate minimum issue sizes. Figures in parentheses apply only to legacy bonds, i.e. bonds issued in a pre-Euro currency.

- Sovereigns: Euro 2 billion
- Sub-sovereigns: Euro 1 billion
- Covered: Euro 1 billion
- Collateralized: Euro 500 million (1 billion) (except covered bonds)
- Corporates: Euro 500 million (1 billion)

The amount outstanding of each bond is used to calculate its index weight. The indices are capitalization-weighted.

2.1.6. Monthly Rebalancing of the Indices

Once a month the indices are reviewed and re-balanced. This includes:

1. Bond selection

The universe of bonds is reviewed monthly; those issues meeting the criteria described above at the end of the month are included in the indices. The cut-off date for meeting the amount outstanding criteria is three business days prior to month-end. The rating information includes all rating actions published three trading days before the end of the month. Intra-month rating changes are reflected at the beginning of the following month. The time to maturity is measured from the last calendar day of the current month to the final specified maturity date of the bond.

Newly issued bonds that have not settled three trading days before the end of the month are only included in the iBoxx indices, if (a) they settle before the end of the month and (b) their rating and outstanding amount are known with certainty three trading days before the end of the month..

2. Index composition

All bonds are assigned to the indices according to their classification. The assignment of a bond to a certain maturity bucket is based on its expected remaining life. The expected remaining life is expressed in years and calculated as follows:

- For plain vanilla bonds, the expected remaining life of the bond is its time to maturity, calculated as the number of days between the last calendar day of the current month and its maturity.

- For dated and undated callable hybrid capital bonds, the first call date is always assumed to be the expected redemption date. The expected remaining life is calculated as the number of days between the last calendar day of the month and the expected redemption date.

• For soft bullets, the expected redemption date at the end of the initial period is assumed to be the expected redemption date.

All bonds remain in their maturity bucket for the entire month.

2. Weighting adjustments

Within an index, each bond is weighted according to its amount outstanding. Intra-month changes of the amount outstanding for each bond are reflected in the index through the rebalancing procedure at the beginning of each new month.

(iv) Coupon Adjustments

Coupon changes to corporate bonds are taken into account in the calculation of the indices from the exact date on which the coupon was altered.

(v) Re-balancing timeframe

Six business days before the end of each month, Deutsche Börse compiles a list of all bonds that meet the inclusion criteria.

Four business days before the end of each month, a preliminary membership list is published on the websites of International Index Company and Deutsche Börse. This list contains preliminary information on rating and amount outstanding of all bonds.

Three business days before the end of each month, a membership list ("Constituents Super List") with final amount outstanding for each bond is published. This Constituents Super List contains the maximum number of constituents for the next month.

Two business days before the end of the month, the rating information for the bonds on the Constituents Super List is updated and the list is adjusted for all rating changes occurring three business days prior to month-end after first publication. The resulting list is the final membership list for the following month and is published as soon as all rating changes are confirmed [Note: bonds that are upgraded to investment grade are not included unless they had previously been on the Constituents Super List].

On the last business day of each month, International Index Company and Deutsche Börse publish the membership list with closing prices of all bonds at the close of business.

2.2. Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As at July 2006 the following supply bond prices:

ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, HSBC Bank, JP Morgan, Morgan Stanley, Royal Bank of Scotland, UBS.

The quotes pass through a two-step consolidation process:

Table 3: iBoxx Consolidation Process


iBoxx Consolidated Prices
BANK QUOTES
QUALITY CONTROL
APPROVED QUOTES
PRICE CONSOLIDATION
DISSEMINATION
INDIVIDUAL CHECKS
COMPARATIVE CHECKS
REAL TIME PRICES
END-OF-DAY PRICES
INDEX CALCULATION
VENDORS
INTERNET
FTP

The first filter tests the technical validity of the quotes. The following parameters are tested:

- Whether bid and ask quotes are non-negative
- Whether the bid quote is lower than the ask quote
- Whether the bid-ask spread is within 500 basis points
- Whether the quote has been updated within the last 60 minutes

A quote is only accepted if both bid and ask pass the test.

Subsequently, in the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighbor is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

Table 4: iBoxx Consolidation Process (example)


Distances (example: bids)
Maximum distance
Lowest bid
Highest bid
Inner distances
A
B
C
D
E
F
Outer distance
Outer distance

The consolidated bid and ask prices are calculated from the remaining quotes:

- If less than two quotes are valid, no consolidated price can be generated.

- If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes.
- If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

2.3. Index Calculation

2.3.1. Calculating the Indices

The quotes from the contributing banks are consolidated and enter the index calculation in real time as consolidated prices. In the event that no new quotes for a particular bond are received, the index will continue to be calculated based on the last available consolidated prices. The indices are calculated based on bid prices. Bonds that are not in the iBoxx universe for the current month, but become eligible for at the next re-balancing, enter the indices at their ask price.

2.3.2. Minimum Number of Bonds

An index is calculated if at least one available bond matches all index criteria. If no more bonds qualify for an index, that index is no longer calculated and the index level remains at the last level. Should at least one bond qualify again, calculation of the index is resumed.

2.3.3. Maturity Buckets

All bonds are categorized into maturity buckets, which are then used to calculate maturity indices. As a principle, the bands are defined as 1-3, 3-5, 5-7, 7-10 and more than 10 years for top-level indices. Some specific indices may have one or more custom maturity bands in addition to the above.

2.3.4. Accrued Interest

The following day count conventions are taken into account when calculating the indices:

- ACT/ACT
- ACT/360
- ACT/365
- ISMA 30/360

2.3.5. Reinvestment of Cash

Payments from coupons and scheduled partial and unscheduled full redemptions are held as cash until the next rebalancing, when the cash is reinvested in the index.

2.3.6. Settlement Conventions

The settlement convention for all iBoxx indices is t+0.

2.4. Determination of Benchmarks

Benchmark spreads are calculated for every bond in the iBoxx € Non-Sovereign indices as the difference between the annual or semi-annual yield of the bond, and the annual or semi-annual yield of its benchmark.

The benchmark for a bond is assigned monthly by the following procedure:

- A bond is eligible as benchmark if

- the bond is part of the iBoxx € Eurozone index,

- the issuer country is among the three largest AAA issuer countries in the iBoxx € Eurozone index (by market value at (t-4)).

- Every eligible bond is assigned to one of the following maturity bands:

1 year: Maturity < 1.5 years
2 years: Maturity 1.5 to < 2.5 years
3 years: Maturity 2.5 to < 3.5 years
4 years: Maturity 3.5 to < 4.5 years
5 years: Maturity 4.5 to < 5.5 years
6 years: Maturity 5.5 to < 6.5 years
7 years: Maturity 6.5 to < 7.5 years
8 years: Maturity 7.5 to < 8.5 years
9 years: Maturity 8.5 to < 9.5 years
10 years: Maturity 9.5 to < 12.5 years
15 years: Maturity 12.5 to < 17.5 years
20 years: Maturity 17.5 to < 25 years
Long: Maturity 25 years and greater

- Eligible bonds are assigned to Sets A or B depending on their age. An eligible bond is assigned to Set A within a maturity band if it is not older than two years. Otherwise, it is assigned to Set B. The age of a bond is calculated from the first settlement date to the current re-balancing date.

The benchmark bond for each maturity band is selected in two steps:

- Step One – Selecting the best benchmark for the issuer country: The largest bond (by amount outstanding) of all bonds in Set A is selected. If Set A is empty, then the most recently issued bond of Set B is chosen as the best benchmark for the respective issuer country.

- Step Two: The largest benchmark bond selected in Step One (for each maturity band) is selected as the respective benchmark bond for a maturity band.

- For every bond in the iBoxx € Non-Sovereigns index, the benchmark bond with the closest maturity is selected as benchmark. Therefore, the chosen benchmark is not necessarily the same as the benchmark for the maturity band of the bond. If the time to maturity distance of a bond to its two neighboring benchmarks is exactly the same, then the benchmark bond with the longer time to maturity is chosen.

3. Index Formulae

The iBoxx € indices are calculated as basket indices based on real bonds. All indices are published as price and total return indices.

The iBoxx € benchmark indices are calculated on a capitalization-weighted basis that recognizes the relative changes in value compared to the beginning of each month. The composition and weightings of the index are adjusted at the beginning of each month.

4. Iboxx Level



6/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index1 and Index2, the mid-market implied volatility) and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index1 and Index2 on the date where such market value will have to be calculated).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 F

Final Terms relating to the issuance of EUR 150,000,000 Fixed Rate Notes due May 13, 2008

November 9, 2006

Please see attached.

Final Terms dated 9 November 2006

Crédit Agricole S.A.
acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 168
TRANCHE NO: 1

EUR 150,000,000 Fixed Rate Notes due 13 May 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Citigroup Global Markets Limited

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	168
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 150,000,000
	(ii) Tranche:	EUR 150,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	13 November 2006
	(ii) Interest Commencement Date	13 November 2006
8	Maturity Date:	13 May 2008
9	Interest Basis:	3.832 per cent. Fixed Rate (further particulars specified below in item 15)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006

14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	***Fixed Rate Note Provisions***		*Applicable*
	(i)	Rate of Interest:	3.832 per cent. per annum payable annually in arrear. There will be a short first coupon for the period from and including the Issue Date to but excluding 13 May 2007
	(ii)	Specified Interest Payment Date(s):	13 May 2007 and 13 May 2008; each subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	EUR 1,916 per EUR 50,000 Specified Denomination
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Act/Act (ICMA)
	(vi)	Determination Dates:	Not Applicable
	(vii)	Other terms relating to the method of calculating Interest for Fixed Rate Notes.	Not Applicable
16	**Floating Rate Note Provisions**		Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on event of default (Condition 10) or other early redemption and/or the method of	As per the Conditions

		calculating the same (if required or if different from that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes**
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Condition 13 applies
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable

	(ii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB England
35	Additional selling restrictions:	Not Applicable
GENERAL		
36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange 13 November 2006 with effect from such date
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Ratings:	Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 150,000,000
(iii) Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0274598118
Common Code:	027459811
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1 G

Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

November 9, 2006

Please see attached.

Final Terms dated November 9, 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 169
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest and Redemption Notes due 2016

(the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	169
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 50,000
7	(i) Issue Date:	13 November 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	13 November 2016
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis:	Index Linked Redemption (further particulars specified below)
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON

(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
(iv)	Interest Period(s):	Each twelve-months period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
(v)	Determination Dates:	Not Applicable
(vi)	Specified Interest Payment Dates:	13 November in each year from 13 November 2007 to and including 13 November 2016 (each an "Index Linked Interest Payment $Date_{(i)}$", it being understood that the Index Linked Interest Payment $Date_{(1)}$ shall occur on 13 November 2007 and that the Index Linked Interest Payment $Date_{(10)}$ shall occur on 13 November 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
(vii)	Business Day Convention:	Following Business Day Convention
(viii)	Business Centre(s):	TARGET
(ix)	Minimum Interest Rate:	0.00 per cent per annum
(x)	Maximum Interest Rate:	5.56 per cent per annum
(xi)	Day Count Fraction:(Condition 5(h))	30/360, unadjusted

19 **Dual Currency Note Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	See Appendix
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on	

		event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8 (b) and 8(c) apply and the Notes are issued (or deemed issued)

		outside France
32	Other final terms:	*Not Applicable*

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Date of Subscription Agreement, if any:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro *40,000,000,000 Euro Medium Term* Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING AND ADMISSION TO TRADING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 13 November 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 **RATINGS**

Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

8 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0274907434
Common Code:	27490743
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be equal to the following:

1- If no Trigger Event has occurred before the Maturity Date and;

a) If the **Eurostoxx Performance** is on every Valuation Date equal to or greater than 50.00% the Final Redemption Amount will be equal to :

100% of the Specified Denomination; or

b) If the **Eurostoxx Performance** is, on any Valuation Date, strictly lower than 50.00% the Final Redemption Amount will be equal to the minimum between :

(i) 100% of the Specified Denomination; or

(ii) $\frac{\text{Eurostoxx}(10)}{\text{Eurostoxx}(0)}$ x Specified Denomination;

2- **If a Trigger Event has occurred before the Maturity Date**, the Final Redemption Amount will be equal to :

100% of the Specified Denomination

"Eurostoxx Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}\right)\right]$$

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance (as defined below)** is equal to or greater than 0.00%

"Valuation Date" means October 31 in each year starting on October 31, 2007 and ending on October 31, 2016. If October 31, is not an Exchange Business Day, the Index will be determine on the following Exchange Business Day.

"Eurostoxx(10)" means the level of the Index1 as determined by the Calculation Agent on October 31, 2016, or if such date is not an Exchange Business Day, on the following Exchange Business Day.

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including November 13, 2006 to but excluding the Maturity Date, the Notes will bear interest payable annually in amounts determined by the Calculation Agent in accordance with the provisions set out below:

The Calculation Agent shall determine the Index Linked Interest Rate as follow:

1- If no Trigger Event has occurred during the relevant Interest Period and;

a) the Index Performance is equal to or greater than -50.00% the Index Linked Interest Rate will be equal to the **5.56 per cent per annum; or**

b) the Index Performance is strictly lower than -50.00% the Index Linked Interest Rate will be equal to **0.00%**

2- If a Trigger Event has occurred during the relevant Interest Period the Index Linked Interest Rate, for that Interest Payment Date and for all subsequent one until the Maturity Date, will be equal to **5.56 per cent per annum.**

"Index Performance" means the result of :

$$\left[\left(\frac{Eurostoxx(t)}{Eurostoxx(0)}-1\right)-\left(\frac{iBoxx(t)}{IBoxx(0)}-1\right)\right]$$

" $Eurostoxx(0)$ " **or "Index1$_0$"** means the level of the Index1 determined by the Calculation Agent as of the Trade Date which means 4045.22;

" $Eurostoxx(t)$ " **or "Index1$_t$"** means the level of the Index1 determined by the Calculation Agent as of the Valuation Time on the Valuation Date and as displayed on Reuters Page ;

$IBoxx(0)$ **or "Index2$_0$"** means the level of the Index2 determined by the Calculation Agent as of the Trade Date which means 146.91

$iBoxx(t)$ **or "Index2$_t$"** means the level of the Index2 determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

"Trigger Event" means that the Calculation Agent determines that on any Valuation Date the **Index Performance** is equal to or greater than 0.00%

"Trade Date" means November 6 2006.

"Valuation Date" means October 31 in each year starting on October 31, 2007 and ending on October 31, 2016.

"Valuation Time" means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

3/ TERMS RELATING TO THE DETERMINATION OF THE INDEX1

A) General Definitions

"Index1" means the Dow Jones EURO STOXX^{SM} 50 Index as calculated and disseminated by the Index Sponsor (Reuters code: STOXX50E);

"Index Sponsor1" *or* "Sponsor1" *means* STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

"Exchange1" or "Stock Exchange1" means in respect of each security comprising the Index1 (as determined by the Index Sponsor1 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange1" means MONEP S.A. and/or Eurex Frankfurt AG or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index1 on such temporary substitute exchange or quotation system as on the original Related Exchange);

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange1 Business Day on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Day1 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day1 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index1 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index1 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Exchange Business Day1" means any Scheduled Trading Day on which the Index Sponsor1 is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange1 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index1 :

"Market Disruption Event" means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.

For the purposes of determining whether a Market Disruption Event in respect of the Index1 exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index1 at any time, then the relevant percentage contribution of that security to the level of the Index1 shall be based on a comparison of (x) the portion of the level of the Index1 attributable to that security and (y) the overall level of the Index1, in each case immediately before the occurrence of such Market Disruption Event;

"Trading Disruption" means any suspension of or limitation imposed on trading by the Exchange1 or Related Exchange1 or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange1 or Related Exchange1 or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) in futures or options contracts relating to the Index1 on the Related Exchange1;

"Exchange Disruption" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index1 on the Exchange1, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index1 on the Related Exchange1;

"Early Closure" means the closure on any Exchange Business Day1 of the Exchange1 relating to securities that comprise 20 per cent. or more of the level of the Index1 prior to its Scheduled Closing Time or the Related Exchange1 prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange1 or Related Exchange1 at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange1 or Related Exchange1 on such Exchange Business Day1 and (ii) the submission deadline for orders to be entered into the Exchange1 or Related Exchange1 system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day1;

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange1 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index1 and the Related Exchange1 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange1 without regard to after hours or any other trading outside of the regular trading session hours;

Upon the occurrence of certain events affecting the Index Sponsor1 and/or the Index1 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange1 (using the method of adjustment and calculations elected by such Related Exchange1 or the consequences elected by the Related Exchange1 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C) ADJUSTMENTS TO THE INDEX1

(1) If the Index1 is (i) not calculated and announced by the Index Sponsor1, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index1, then that index (the "Successor Index1") will be deemed to be the Index1.

(2) If on or prior to the Valuation Date, the Index Sponsor1 announces that it will make a material change in the formula for or the method of calculating the Index1 or in any other way materially modifies the Index1 (other than a modification prescribed in that formula or method to maintain the Index1 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the Index1 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index1_t**; or

(ii) to determine the **Index1_t** using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index1 immediately prior to the Index1 Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Inde1x Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index1 (an "Index1 Disruption"), then the Calculation Agent shall determine the **Index1_t** using, in lieu of a published level of the Index1, the level for that Index1 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index1 last in effect prior to the Index1 Disruption, but using only those securities that comprised the Index1 immediately prior to the Index1 Disruption.

D- CORRECTION OF THE INDEX1

In the event that any level published on the Exchange1 or by the Index Sponsor1 and which is utilized for the determination of the **Index1_t** is subsequently corrected and the correction is published by the Exchange1 or the Index Sponsor1 not later than the first Business Day immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of the **Index1_t**. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor 1will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index1.

E- CANCELLATION OF THE INDEX1

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor1 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index1 and no Successor Index1 exists or (b) the successor sponsor to calculate and disseminate the Index1 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index1 in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index1, but using only those securities that comprised that Index1 immediately prior to that definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the $\textbf{Index}_t$; or

2. determine accordingly the $\textbf{Index}_t$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index1, the mid-market implied volatility or any other relevant market data for the Index1) of the Index1 on the Exchange1 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index1 or, as the case may be, the replacement day of the Index Sponsor1 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F. INDEX1 LEVEL


Weekly Q.STOXX50E [Bar]
Price
EUR
3800
3600
3400
3200
3000
Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov
2004
2005
2006

4/ TERMS RELATING TO THE DETERMINATION OF THE INDEX2

A) General Definitions

"Index2" or Iboxx means Iboxx € Sovereigns for 7 to 10 years Total Return; isin code DE0009681916 (Reuters Code : QW1QP)

"Index Sponsor2" or "Sponsor2" means International Index Company Ltd. or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent.

"Exchange2" or "Stock Exchange2" means in respect of each security comprising the Index2 (as determined by the Index Sponsor2 from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index2 on such temporary substitute exchange or quotation system as on the original Exchange2);

"Related Exchange2" means any exchange , trading system or quotation system or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index2 has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index2 on such temporary substitute exchange or quotation system as on the original Related Exchange2);

"Exchange Business Day2" means any Scheduled Trading Day on which the Index Sponsor2 is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange2 closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

B) Fall Back Provision relating to the determination of Index2 :

If the Valuation Date is a Disrupted Day, the Valuation Date shall be the next following Exchange Business Day2 on which there is no Market Disruption Event unless there is a Market Disruption Event on each of the two Exchange Business Days2 immediately following the original date that, but for the Market Disruption Event, would have been the Valuation Date (the "Scheduled Valuation Date").

In that case, (i) that second Exchange Business Day2 following the Schedule Valuation Date shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index2 as of the Valuation Time on that Valuation Date in accordance with the formula for and method of calculating the Index2 last in effect prior to the occurrence of the Disrupted Day using the price as of the Valuation Time on that Valuation Date of each security comprised in the Index2 (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that Valuation Date, its good faith estimate of the value for the relevant security)

"Disrupted Day" means any Scheduled Trading Day on which the Related Exchange2 fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index2 and the Related Exchange2 is scheduled to be open for trading for its respective regular trading session;

"Scheduled Closing Time" means in respect of each security comprising the Index2, the scheduled weekday closing time of the Exchange2 without regard to after hours or any other trading outside of the regular trading session hours;

"Market Disruption Event" means, (i) the failure by the Sponsor2 for whatever reason (including technical problems) either to publish a level of the Index2 at the Valuation Time in respect of any day; or (ii) the occurrence or existence on any Exchange Business Day2 during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the exchange or otherwise) (a) on the Exchange2 in securities that comprise 20 per cent. or more of the level of the Index2, or (b) in options contracts or futures contracts on the Index2 on any Related Exchange2, if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index2 is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index2 shall be based on a comparison of (i) the portion of the level of the Index2 attributable to that security relative to (ii) the overall level of such Index2, in each case immediately before that suspension or limitation.

Furthermore it is hereby agreed that a limitation on the hours and number of days of trading will not constitute a Market Distribution Event if it results from an announced change in the regular business hours of the Exchange2 or the Related Exchange2.

Upon the occurrence of certain events affecting the Index Sponsor2 and/or the Index2 (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as decribed below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange2 (using the method of adjustment and calculations elected by such Related Exchange2 or the consequences elected by the Related Exchange2 to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

C- ADJUSTMENTS TO THE INDEX2

(1) If the Index2 is (i) not calculated and announced by the Index Sponsor2, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the "Successor Index2") will be deemed to be the Index2.

(2) If on or prior to the Valuation Date, the Index Sponsor2 announces that it will make a material change in the formula for or the method of calculating the Index2 or in any other way materially modifies the Index2 (other than a modification prescribed in that formula or method to maintain the Index2 in the event of changes in constituent stock and capitalisation and other routine events) (an "Index2 Modification"), then the Calculation Agent shall elect either:

(iv) to replace the Index2 by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the **Index2**$_t$; or

(v) to determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the change, but using only those securities that comprised the Index2 immediately prior to the Index2 Modification; or

(vi) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index2, the mid-market implied volatility or any other relevant market data for the Index2) of the Index on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index2 Modification less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the Valuation Date, the Index Sponsor2 fails to calculate and announce the Index2 (an "Index2 Disruption"), then the Calculation Agent shall determine the **Index2**$_t$ using, in lieu of a published level of the Index2, the level for that Index2 as at the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index2 last in effect prior to the Index2 Disruption, but using only those securities that comprised the Index2 immediately prior to the Index2 Disruption.

(IV) CORRECTION OF THE INDEX2

In the event that any level published on the Exchange2 or by the Index Sponsor2 and which is utilized for the determination of the **Index2**$_t$ is subsequently corrected and the correction is published by the Exchange2 or the Index Sponsor2 not later than the first Exchange Business Day2 immediately preceding the Valuation Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index2 will be utilized for the purposes of the determination of the **Index2**$_t$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where the Index Sponsor2 will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index2.

E- CANCELLATION OF THE INDEX2

If, at any time from the Issue Date to the relevant Valuation Date (a) the Index Sponsor2 (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index2 and no Successor Index2 exists or (b) the successor sponsor to calculate and disseminate the Index2 is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1. request the Calculation Agent to calculate from the last quotation day of the Index2 (or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent) to the relevant Valuation Date a synthetic index in replacement of the Index2 in accordance with the formula for and method of calculating that Index2 last in effect prior to that definitive cancellation of the Index2, but using only those securities that comprised that Index2 immediately prior to that definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange2) and to determine accordingly the **Index2**$_t$; or

2. determine accordingly the **Index2**$_t$, being provided that in such case the Maturity Date will stay unchanged; or

3. redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index2 on the Exchange2 at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index2 or, as the case may be, the replacement day of the Index Sponsor2 by a successor sponsor unacceptable to the Calculation Agent less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

F) DESCRITPION OF THE INDEX2

(this description is on extract of the Guide Euro Benchmark Indices available on the follow address : http://www.iboxx.com)

1- iBoxx € Indices

The iBoxx € index family is published by International Index Company Limited (IIC) and represents the investment grade fixed-income market for Euro and Eurozone-currency denominated bonds.[2]

Prices for all bonds in the indices are provided by ten major financial institutions: ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein,Goldman Sachs,

HSBC, JP Morgan, Morgan Stanley, Royal Bank of Scotland and UBS Investment Bank. Deutsche Börse calculates and disseminates the indices.

Table 1: iBoxx € Benchmark Indices

<table>
<tr><td colspan="4">iBoxx € Index Family
overall and maturity indices (1-3, 3-5, 5-7, 7-10 and 10+ years)</td></tr>
<tr><td colspan="4">iBoxx € Overall
overall and maturity indices</td></tr>
<tr><td>iBoxx € Sovereigns
overall and maturity indices</td><td colspan="3">iBoxx € Non-Sovereigns
overall and maturity indices
iBoxx € Non-Sovereigns Rating Indices
each with overall indices</td></tr>
<tr><td></td><td>iBoxx € Sub-Sovereigns
overall and maturity indices</td><td>iBoxx € Collateralized
overall and maturity indices</td><td>iBoxx € Corporates
overall and maturity indices</td></tr>
<tr><td>iBoxx € Eurozone
iBoxx € Germany
iBoxx € France
iBoxx € Italy
each with overall and maturity indices
iBoxx € Austria
iBoxx € Belgium
iBoxx € Finland
iBoxx € Greece
iBoxx € Ireland
iBoxx € Netherlands
iBoxx € Portugal
iBoxx € Spain
each with overall indices</td><td>iBoxx € Sub-Sovereigns Rating Indices
each with overall indices
iBoxx € Supranationals
each with overall and maturity indices
iBoxx € Agencies
iBoxx € Public Banks
iBoxx € Regions
iBoxx € Other Sovereigns
iBoxx € Other Sub-Sovereigns
each with overall indices</td><td>iBoxx € Collateralized Rating Indices
each with overall indices
iBoxx € Covered
each with overall and maturity indices
iBoxx € Covered Sub-Indices
iBoxx € Germany Covered Sub-Indices
iBoxx € Securitized
iBoxx € Other Collateralized
each with overall indices</td><td>iBoxx € Corporates Rating Indices
iBoxx € Corporates Sector Indices
each with overall and maturity indices
iBoxx € Financials Rating Indices
iBoxx € Non-Financials Rating Indices
iBoxx € Financials Sub-Indices
iBoxx € Corporates Market Sector Indices</td></tr>
</table>

1.1. Structure of the iBoxx € Benchmark Indices

The iBoxx € benchmark indices comprise an overall index and four major index sub-groups. The sovereigns index group is made up of Euro-denominated and Eurozone-currency sovereign debt issued by Eurozone-governments. It includes an overall index and maturity indices. An overall index is published for each of the Eurozone countries (with the exception of Luxembourg), i.e. Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The iBoxx sovereigns group is detailed further, with maturity indices for Germany, France and Italy.

The iBoxx € Non-Sovereigns index comprises all bonds that do not qualify for the iBoxx € Sovereigns index. These bonds are further classified into the Sub-sovereigns, Collateralized and Corporates index sub-groups. Sovereign bonds from countries outside the Eurozone are included in the iBoxx € Other Sovereigns index within the Sub-sovereigns index subgroup. The Corporates indices' include overall, rating and maturity indices, with a split into financial and non-financial bonds, and rating and maturity sub-indices for each. A further breakdown is made into market sectors. Senior and subordinated debt indices are published for the financial and non-financial sectors. Sub-indices for financial debt according to the debt status are also calculated.

1.2. Publication of the iBoxx € Benchmark Indices

All top-level indices (iBoxx € Overall, iBoxx € Sovereigns, iBoxx € Eurozone, iBoxx € Germany, iBoxx € Non-Sovereigns, iBoxx € Sub-Sovereigns, iBoxx € Collateralized, iBoxx € Corporates, iBoxx € Financials, iBoxx € Non-Financials and the iBoxx € Corporates Market Sector Indices) are computed

and disseminated once per minute between 9.00 a.m. and 5.15 p.m. CET. End-of-day closing values are calculated and disseminated for all indices after 5.15 p.m. CET.

Bond and index analytical values are calculated each trading day using the daily closing prices. Closing index values and key statistics are published at the end of each business day by IIC on www.indexco.com, which also has information and news about the iBoxx indices. In addition, midday fixing levels for bond prices and indices are published. Real time indices and bond prices are published by Deutsche Börse.

Index calculation is based on the Xetra trading calendar. In addition, the indices are calculated with the previous trading day's closes on the last calendar day of each month if that day is not a trading day. IIC publishes an index calculation calendar on www.indexco.com. The base date of the indices is 31 December 1998. Index data and bond price information is also available from the main information vendors.

2. iBoxx € Index Rules

2.1. Criteria for iBoxx € Bonds

The selection criteria for the inclusion of bonds in the iBoxx € indices are:
• Bond type
• Rating
• Time to maturity
• Outstanding amount.

2.1.1. Bond Type

General inclusion criteria: Only fixed rate bonds whose cash flow can be determined in advance are eligible for the indices. The indices are comprised solely of bonds. T-Bills and other money market instruments are not eligible. The iBoxx € indices include only Euro and legacy currency denominated bonds. The issuer's domicile is not relevant.

In particular, bonds with the following characteristics are included:

• Fixed coupon bonds ("plain vanilla bonds")
• Zero coupon bonds
• Step-ups
• Event-driven bonds, such as rating- or tax-driven bonds with a maximum of one coupon change per period

• Dated and undated callable subordinated corporate bonds, including fixed-to-floater bonds that change to a floating rate note at or after the first call date. Undated bonds must be callable. In the index calculation, these bonds are always assumed to redeem at the first call date

• Soft bullets only for the iBoxx € Collateralized indices. These are bonds with an initial fixed coupon period and a variable or step-up coupon period thereafter that are structured so that they are expected to redeem at the end of the initial period. In the index calculation soft bullets are always assumed to redeem at the end of the initial period

The following bonds are specifically excluded:

• Sinking funds and amortizing bonds
• Other callable and undated bonds
• Floating rate notes and other fixed-to-floater bonds

• CDOs (Collateralized Debt Obligations) and bonds collateralized by CDOs

• German Kommunalanleihen, - obligationen or Kommunalschatzanweisungen secured by

public loans are excluded from the indices unless they qualify as Jumbo Pfandbriefe

• Retail bonds. Retail bonds as identified by the iBoxx Technical Committee are excluded from the indices. The list of retail bonds is published on the website www.indexco.com

2.1.2. Bond classification

Each bond is classified into one of the four categories: Sovereigns, Sub-Sovereigns, Collateralized and Corporates as well as a number of category-specific subsectors.

Sovereigns – are bonds issued by central governments in their domestic currencies.

Sub-sovereigns – are bonds issued by local governments (e.g. German Bundeslaender) and bonds guaranteed or issued by entities guaranteed by the governments such as government agencies (e.g. Cades, KfW), public banks (e.g. German Landesbank debt issued before 31 July 2005) or supranational entities (e.g. EIB, World Bank). Bonds issued by central governments in foreign currencies are included as Other Sovereigns under Sub-sovereigns.

Collateralized bonds - are bonds secured against specific assets or pools of assets. Bonds with simple credit enhancements such as a first mortgage are included in the corporate indices as are bonds whose only security is a financial insurance guarantee.

• **Covered bonds:** A covered bond is a bond that fulfils the criteria specified in UCITS 22.4 or similar directives, e.g. CAD III. In addition, other bonds with a structure affording an equivalent risk and credit profile, and considered by the market as covered bonds, will be included in the iBoxx covered bond indices. The criteria taken into account by the iBoxx Technical Committee in evaluating the status of a bond will be structure, trading patterns, issuance process, liquidity and spread-levels.. Currently, the following bond types are included in the iBoxx € Covered indices:

- Austrian Pfandbriefe
- French Obligations Foncières
- German Jumbo Pfandbriefe
- Irish Asset Covered Securities
- Luxembourg Lettres de Gage
- Spanish Cedulas Hipotecarias and Cedulas Territoreales
- UK covered bonds

• **Securitised bonds:** Are bonds secured against specific assets or receivables (ABS), mortgages (MBS) or cash flows from a whole business segment (Whole Business Securitizations) in each case via a special purpose vehicle.

Corporate bonds – Bonds issued by public or private corporations. The bonds are further classified into Financial and Non-Financial bonds and into the sectors. The category insurancewrapped is added under Financials for corporate bonds whose timely coupon and/or principal payments are guaranteed by a special monoline insurer such as AMBAC or MBIA.

Corporate debt is classified into senior and subordinated debt. Hybrid bank capital is further detailed into the respective tiers of subordination:

- Tier I
- Upper Tier 2
- Lower Tier 2
- Other. This category includes not only all remaining subordinated bank debt but also all other subordinated debt

2.1.3. Rating

All bonds in the iBoxx € index family must be rated investment grade by at least one of the following rating agencies: Standard & Poor's, Moody's or Fitch. If a bond is rated by several agencies, then the lowest available rating is attached to the bond. This rating determines whether the bond is eligible for the iBoxx € indices and to which rating index it belongs. The minimum rating to qualify a bond as investment grade is BBB- for Fitch or S&P and Baa3 from Moody's. Ratings are consolidated (e.g. BBB+, BBB and BBB- are consolidated to BBB; A+, A and A- are consolidated to A etc.).

Eurozone sovereign debt does not require a rating.

2.1.4. Time to Maturity

All bonds must have a minimum remaining time to maturity of at least one year at the re-balancing date.

2.1.5. Amount Outstanding

All bonds require a specific minimum amount outstanding in order to be eligible for the indices, as shown below. The figures indicate minimum issue sizes. Figures in parentheses apply only to legacy bonds, i.e. bonds issued in a pre-Euro currency.

- Sovereigns: Euro 2 billion
- Sub-sovereigns: Euro 1 billion
- Covered: Euro 1 billion
- Collateralized: Euro 500 million (1 billion) (except covered bonds)
- Corporates: Euro 500 million (1 billion)

The amount outstanding of each bond is used to calculate its index weight. The indices are capitalization-weighted.

2.1.6. Monthly Rebalancing of the Indices

Once a month the indices are reviewed and re-balanced. This includes:

1. Bond selection

The universe of bonds is reviewed monthly; those issues meeting the criteria described above at the end of the month are included in the indices. The cut-off date for meeting the amount outstanding criteria is three business days prior to month-end. The rating information includes all rating actions published three trading days before the end of the month. Intra-month rating changes are reflected at the beginning of the following month. The time to maturity is measured from the last calendar day of the current month to the final specified maturity date of the bond.

Newly issued bonds that have not settled three trading days before the end of the month are only included in the iBoxx indices, if (a) they settle before the end of the month and (b) their rating and outstanding amount are known with certainty three trading days before the end of the month.

2. Index composition

All bonds are assigned to the indices according to their classification. The assignment of a bond to a certain maturity bucket is based on its expected remaining life. The expected remaining life is expressed in years and calculated as follows:

- For plain vanilla bonds, the expected remaining life of the bond is its time to maturity, calculated as the number of days between the last calendar day of the current month and its maturity.

- For dated and undated callable hybrid capital bonds, the first call date is always assumed to be the expected redemption date. The expected remaining life is calculated as the number of days between the last calendar day of the month and the expected redemption date.

• For soft *bullets, the expected redemption* date at the end of the initial period is assumed to be the expected redemption date.

All bonds remain in their maturity bucket for the entire month.

2. Weighting adjustments

Within an index, each bond is weighted according to its amount outstanding. Intra-month changes of the amount outstanding for each bond are reflected in the index through the rebalancing procedure at the beginning of each new month.

(iv) Coupon Adjustments

Coupon changes to corporate bonds are taken into account in the calculation of the indices from the exact date on which the coupon was altered.

(v) Re-balancing timeframe

Six business days before the end of each month, Deutsche Börse compiles a list of all bonds that meet the inclusion criteria.

Four business days before the end of each month, a preliminary membership list is published on the websites of International Index Company and Deutsche Börse. This list contains preliminary information on rating and amount outstanding of all bonds.

Three business days before the end of each month, a membership list ("Constituents Super List") with final amount outstanding for each bond is published. This Constituents Super List contains the maximum number of constituents for the next month.

Two business days before the end of the month, the rating information for the bonds on the Constituents Super List is updated and the list is adjusted for all rating changes occurring three business days prior to month-end after first publication. The resulting list is the final membership list for the following month and is published as soon as all rating changes are confirmed [Note: bonds that are upgraded to investment grade are not included unless they had previously been on the Constituents Super List].

On the last business day of each month, International Index Company and Deutsche Börse publish the membership list with closing prices of all bonds at the close of business.

2.2. Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As at July 2006 the following supply bond prices:

ABN AMRO, Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort Wasserstein, Goldman Sachs, HSBC Bank, JP Morgan, Morgan Stanley, Royal Bank of Scotland, UBS.

The quotes pass through a two-step consolidation process:

Table 3: iBoxx Consolidation Process

iBoxx Consolidated Prices


BANK QUOTES
QUALITY CONTROL
APPROVED QUOTES
PRICE CONSOLIDATION
DISSEMINATION
INDIVIDUAL CHECKS
COMPARATIVE CHECKS
REAL TIME PRICES
END-OF-DAY PRICES
INDEX CALCULATION
VENDORS
INTERNET
FTP

The first filter tests the technical validity of the quotes. The following parameters are tested:

- Whether bid and ask quotes are non-negative
- Whether the bid quote is lower than the ask quote
- Whether the bid-ask spread is within 500 basis points
- Whether the quote has been updated within the last 60 minutes

A quote is only accepted if both bid and ask pass the test.

Subsequently, in the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighbor is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

Table 4: iBoxx Consolidation Process (example)


Distances (example: bids)
Maximum distance
Lowest bid
Highest bid
Inner distances
A
B
C
D
E
F
Outer distance
Outer distance

The consolidated bid and ask prices are calculated from the remaining quotes:

- If less than two quotes are valid, no consolidated price can be generated.

- If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes.
- If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

2.3. Index Calculation

2.3.1. Calculating the Indices

The quotes from the contributing banks are consolidated and enter the index calculation in real time as consolidated prices. In the event that no new quotes for a particular bond are received, the index will continue to be calculated based on the last available consolidated prices. The indices are calculated based on bid prices. Bonds that are not in the iBoxx universe for the current month, but become eligible for at the next re-balancing, enter the indices at their ask price.

2.3.2. Minimum Number of Bonds

An index is calculated if at least one available bond matches all index criteria. If no more bonds qualify for an index, that index is no longer calculated and the index level remains at the last level. Should at least one bond qualify again, calculation of the index is resumed.

2.3.3. Maturity Buckets

All bonds are categorized into maturity buckets, which are then used to calculate maturity indices. As a principle, the bands are defined as 1-3, 3-5, 5-7, 7-10 and more than 10 years for top-level indices. Some specific indices may have one or more custom maturity bands in addition to the above.

2.3.4. Accrued Interest

The following day count conventions are taken into account when calculating the indices:

- ACT/ACT
- ACT/360
- ACT/365
- ISMA 30/360

2.3.5. Reinvestment of Cash

Payments from coupons and scheduled partial and unscheduled full redemptions are held as cash until the next rebalancing, when the cash is reinvested in the index.

2.3.6. Settlement Conventions

The settlement convention for all iBoxx indices is t+0.

2.4. Determination of Benchmarks

Benchmark spreads are calculated for every bond in the iBoxx € Non-Sovereign indices as the difference between the annual or semi-annual yield of the bond, and the annual or semi-annual yield of its benchmark.

The benchmark for a bond is assigned monthly by the following procedure:

- A bond is eligible as benchmark if

- the bond is part of the iBoxx € Eurozone index,

- the issuer country is among the three largest AAA issuer countries in the iBoxx € Eurozone index (by market value at (t-4)).

- Every eligible bond is assigned to one of the following maturity bands:

1 year: Maturity < 1.5 years
2 years: Maturity 1.5 to < 2.5 years
3 years: Maturity 2.5 to < 3.5 years
4 years: Maturity 3.5 to < 4.5 years
5 years: Maturity 4.5 to < 5.5 years
6 years: Maturity 5.5 to < 6.5 years
7 years: Maturity 6.5 to < 7.5 years
8 years: Maturity 7.5 to < 8.5 years
9 years: Maturity 8.5 to < 9.5 years
10 years: Maturity 9.5 to < 12.5 years
15 years: Maturity 12.5 to < 17.5 years
20 years: Maturity 17.5 to < 25 years
Long: Maturity 25 years and greater

- Eligible bonds are assigned to Sets A or B depending on their age. An eligible bond is assigned to Set A within a maturity band if it is not older than two years. Otherwise, it is assigned to Set B. The age of a bond is calculated from the first settlement date to the current re-balancing date.

The benchmark bond for each maturity band is selected in two steps:

- Step One – Selecting the best benchmark for the issuer country: The largest bond (by amount outstanding) of all bonds in Set A is selected. If Set A is empty, then the most recently issued bond of Set B is chosen as the best benchmark for the respective issuer country.

- Step Two: The largest benchmark bond selected in Step One (for each maturity band) is selected as the respective benchmark bond for a maturity band.

- For every bond in the iBoxx € Non-Sovereigns index, the benchmark bond with the closest maturity is selected as benchmark. Therefore, the chosen benchmark is not necessarily the same as the benchmark for the maturity band of the bond. If the time to maturity distance of a bond to its two neighboring benchmarks is exactly the same, then the benchmark bond with the longer time to maturity is chosen.

3. Index Formulae

The iBoxx € indices are calculated as basket indices based on real bonds. All indices are published as price and total return indices.

The iBoxx € benchmark indices are calculated on a capitalization-weighted basis that recognizes the relative changes in value compared to the beginning of each month. The composition and weightings of the index are adjusted at the beginning of each month.

4. Iboxx Level



5/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index1 and Index2, the mid-market implied volatility) and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index1 and Index2 on the date where such market value will have to be calculated).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

Press releases issued by Crédit Agricole

Through November 30, 2006

Please see attached.

FIA-NET.com LA GARANTIE SÉRÉNITÉ DE L'E-COMMERCE

SOFINCO Pour piloter votre budget

Press release

Fia-Net and Sofinco launch ReceiveAndPay, the new online payment method

Receive & Pay
Je reçois, je vérifie... je paye

EXCLUSIVE INNOVATION IN THE E-COMMERCE MARKET

Paris, 28 November 2006 – having pooled their expertise, Fia-Net and Sofinco announce the launch of **ReceiveAndPay**, a new payment method for online shopping.

ReceiveAndPay makes it possible to shop on the internet in complete security. Recent objections from online shoppers have been overcome by unparalleled services and guarantees for both consumers and merchants.

Benefits for consumers:

- The buyer triggers the purchase debit only after receiving the order and checking that it matches the description of the product on the internet.
  Satisfaction surveys carried out by Fia-Net in the first half of 2006 among 265,000 customers of the 900 sites carrying the company's logo show that one in every seven purchases gives rise to a delivery problem: slight delay compared with scheduled date, even complete lack of delivery, loss of package or incorrect product.
- Freedom to choose payment method thanks to a range of solutions offered by Sofinco: payment in full by bank card, in three instalments without cost, payments spread over 5, 10 or 20 months or in small monthly instalments starting from confirmation of delivery by the internet user.
- A method of payment that is simple to use, since it is available directly on the merchant site, without subscription and without additional cost to the customer.

Benefits for merchant sites:

- ReceiveAndPay is the first guaranteed payment method which offers full security for internet shopping using bank cards, thanks to Fia-Net's order analysis and insurance system. Payment is irrevocable. In the event of non-payment, the merchant site keeps the money received for the purchase.
- Sofinco pays the merchant immediately at the time the transaction takes place, ie when the order is placed.
- ReceiveAndPay offers additional sales potential since the new service meets the latest objections raised by consumers regarding online shopping.

ReceiveAndPay is already accessible on www.ubaldi.fr, www.discounteo.fr, www.webdistrib.com, and will be available this week on www.digibao.fr and www.maismoinscher.com. These sites will be followed by another twenty in the near future. The service will be offered to merchant sites at the beginning of 2007, and in particular to the 900 sites bearing the Fia-Net seal of confidence.

ReceiveAndPay offers six exclusive advantages which combine in a unique and lasting assurance for consumers and merchants, thanks to Sofinco's and Fia-Net's expertise:

- Sofinco's expertise: immediate payment to sites on placing of order, without consumers' accounts being debited; customer payment solutions (bank card, payment facilities, credit); access to Crédit Agricole's electronic banking skills to manage bank card debits.
- Fia-Net's expertise: only organisation able to guarantee nearly 100% of merchant sales by bank card; only operator able to offer site performance monitoring and able to offer the ReceiveAndPay solution to the most reliable; leading internet information and dispute mediation service by number of cases handled.

ReceiveAndPay shopping process

- As for all online shopping, the internet user fills in the order form on the merchant site.
- When the order is paid for, the customer chooses the ReceiveAndPay option as payment method, either in cash or on credit. The customer then has two options:
  - As a first-time user of the system: sends his/her bank card number to ReceiveAndPay, which performs usage checks (bank authorisation, Fia-Net payment guarantee).
  - As a repeat user of the ReceiveAndPay service: simply enters ReceiveAndPay username plus the security code on the back of his/her bank card.
- The merchant site arranges delivery and Sofinco immediately makes payment to the site, whatever method of payment is chosen by the customer (bank card or credit).
- When the order is placed, the merchant indicates the scheduled delivery date to the customer and to ReceiveAndPay.
- On this date, the cybershopper receives an e-mail requesting confirmation that the product has been received and is in order, or alternatively that any anomaly is indicated.
  - If the goods are in order: the internet user's account is debited the day after this confirmation.
  - If the internet user has reasons not to be satisfied (incorrect product, delivery delay, etc.): he/she states this in the member's space, which suspends the debiting of the shopper's account while Fia-Net starts a mediation procedure. Fia-Net's objective is to reach an amicable solution between the customer and the merchant site (cancellation of the transaction, replacement of the defective or missing product, new delivery, etc.). Should it not be possible to find an amicable solution, a Fia-Net assessor takes responsibility for the matter and decides what should happen.

About Fia-Net

Fia-Net is the leading provider of internet transaction guarantees, both for cybershoppers and for e-traders. Fia-Net is a French limited company (Société Anonyme) with capital of 53,333 euros which was founded in May 1999 by Bernard Elhaik and David Botvinik, and now has 35 employees. More than 900 sites use Fia-Net's services, including Auchan, TopAchat-Clust, Promod, Marionnaud, Nouvelles Frontières, Vivacances, Anyway, Packard-Bell, Archos, Kadeos, Alain Manoukian, Etam, Grosbill, SERAP, Christian Dior, Louis Vuitton, Boostore (Carrefour group), Darty, SFR, Bouygues Telecom, Mistergooddeal, Hédiard, Pixmania, Du Pareil Au Même, Tiscali, ChateauOnline, Surcouf, The Phone House, etc.

About Sofinco

Sofinco is a fast-growing subsidiary of Crédit Agricole S.A.

The company is the leading provider of consumer credit in France, with €19.5bn of outstandings at the end of 2005.

Sofinco operates in ten countries and generates nearly half of its revenue abroad.

The company operates in all parts of the consumer credit business: direct selling, point of sale financing, partnerships with major retail chains and institutions (banks, insurance companies, thrift associations), management of some or all consumer credit for the Crédit Agricole Group's two retail banking networks (Crédit Agricole Regional Banks and LCL).

Paris, 10 November 2006

Press release

"On va plus loin avec le N° 1"
"Go further with the No. 1"

The Crédit Agricole Group, the French banking sector's largest recruiter, has launched its new recruitment campaign

For the first time, the Crédit Agricole Group will promote its role as the leading banking recruiter.

Having stepped up its recruitment efforts in the majority of its business units, the Group is launching a new recruitment campaign beginning on 13 November 2006.

This new corporate identity package is based on three main strengths:

- assertion of the Group's leading position;
- uniting all of the Group's different business entities with shared visuals;
- maintaining the specific advertising and promotional codes of each of the business entities and subsidiaries.

➢ Asserting its leading position

The Crédit Agricole Group is the No. 1 recruiter in the French banking sector, aiming to hire 6,000 new staff in France in 2006, 3,700 at the Crédit Agricole Regional Banks and 2,300 at Crédit Agricole S.A. and its subsidiaries. On 25 October, at the Fédération Nationale du Crédit Agricole conference, the Group announced its target of hiring 35,000 employees in France between now and 2013.

For the first time, the Crédit Agricole Group has based its recruitment campaign on its dominant position in all of its business lines:

No. 1 retail bank in Europe;
No. 1 bancassurer in France;
No. 1 employer in the French banking sector.

The unequivocal tag line "On va plus loin avec le N° 1" ("Go further with the No. 1") aims to attract future employees by highlighting the Group's leading position.
The Group's diverse business lines and broad geographical presence are illustrated by the logos of its main entities and subsidiaries.

➢ The Group's visuals: united through a leading position.

In order to illustrate "On va plus loin avec le N° 1", two "Group" press advertisements have been created. Used as a corporate tool, the advertisements promote all of the Group's entities: the Crédit Agricole Regional Banks and Crédit Agricole S.A.'s subsidiaries (LCL, Calyon, Pacifica and Predica, Finaref, Sofinco, Eurofactor, international retail banks, Crédit Agricole Private Bank, Crédit Agricole Leasing and Crédit Agricole Asset Management).

CRÉDIT AGRICOLE S.A.

Paris, 22 November 2006

Strong earnings growth
Major advances in international activities

2006 nine-month results
(9M-06 compared with 9M-05)

• **Gross operating income**	**€4,470 million (+34.7%)**
• **Net income (Group share)**	**€3,815 million (+32.2%)**
• **Annualised ROE**	**17.7%**

2006 third-quarter results
(Q3-06 compared with Q3-05)

• **Net banking income**	**€3,813 million (+15.0%)**
• **Gross operating income**	**€1,293 million (+18.8%)**
• **Net income (Group share)**	**€1,146 million (+12.4%)**

Crédit Agricole S.A.'s board of directors, chaired by René Carron, met on 21 November 2006 to approve the results for the nine months to end-September 2006.

Over the first nine months of 2006, Crédit Agricole S.A. generated **net income (Group share)** of €3,815 million, an increase of 32.2% compared with the same period in 2005. This excellent performance is based on a solid first half and good third-quarter performance.

During the third quarter, the main business lines - retail banks, retail-linked activities and corporate and investment banking - delivered strong earnings growth, confirming the trend of previous quarters, despite traditionally unfavourable seasonal effects and the slowing down observed of the French retail banking market. Overall, net banking income increased by 15%, with gross operating income up 18.8%, reflecting further improvement in the cost/income ratio, while risk-related costs remained stable (down 4%). Net income (Group share) came to €1,146 million, an increase of 12.4%.

*

* *

During this quarter, Crédit Agricole S.A. has taken major steps forward in the implementation of its development plan, principally by strengthening its international network. In particular, it transformed its minority interests in Greece and Italy into controlling stakes.

Over the period, the Group's main acquisitions entailed:

- an agreement with Fiat Auto to create a 50/50 joint venture managing assets of €13 billion at end-2005 covering retail car financing, Fiat Auto dealer financing, long-term leasing and fleet management activities; the agreement, which could be finalised before the end of 2006, brings Crédit Agricole S.A.'s presence in consumer lending activities to 19 European countries;
- the successful cash takeover bid for Emporiki Bank of Greece S.A., the fourth-largest bank in Greece with market share of around 10%, of which the Crédit Agricole Group now owns 72%; this move has extended the Group's geographical coverage and given it access to a market with strong growth momentum;
- the agreement with Banca Intesa with a view to the acquisition of a 654 branch retail network in Italy, comprising mainly the branches of Cariparma and FriulAdria; this strong presence in northern Italy will enable Crédit Agricole S.A. to serve 1.4 million customers in the Italian peninsula.

After the board meeting, Chief Executive Officer Georges Pauget highlighted *"the solid results for the third quarter and the excellent commercial dynamics of all business lines "*.
He added *"following the acquisitions carried out over the quarter, Crédit Agricole S.A. now has a presence in three key retail banking markets in Europe: France, Italy and Greece"*.

Chairman René Carron commented: *"Crédit Agricole S.A.'s excellent performance since the start of the year, in parallel with the rapid implementation of its business development plan, confirms the Group's strong growth potential"*.

*

* *

2007 financial communications calendar:

7 March 2007	Fourth quarter of 2006 results
15 May 2007	First quarter of 2007 results
23 May 2007	General shareholders' meeting
30 August 2007	Second quarter of 2007 results
14 November 2007	Third quarter of 2007 results

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Crédit Agricole S.A.'s **net income (Group share)** for the first nine months of 2006 was €3,815 million, an increase of 32.2% compared with the same period in 2005. This performance reflects robust growth in the major business lines and an improved cost/income ratio.

Gross operating income was €4,470 million, up 34.7% compared with the first nine months of 2005. This strong growth was thanks to:

- a 19.7% increase in **net banking income** to €11,979 million, driven mainly by a solid performance in corporate and investment banking, asset management and insurance;
- confirmed tight control of **operating expenses** in the context of significant expansion and investment. Operating expenses totalled €7,509 million, an increase of 12.2% compared with the first nine months of 2005.

The **cost/income ratio** improved by 4.1 points year-on-year to 62.7%.

Risk-related costs (€465 million) remained low (23 basis points of risk-weighted assets).

Net income (Group share) was €3,815 million (up 32.2%), leading to an annualised ROE of 17.7%.

In the third quarter of 2006, business momentum remained robust in all business lines, resulting in strong revenue growth compared with the same period in 2005; **net banking income** was €3,813 million, an increase of 15.0% year-on-year.

Gross operating income moved up 18.8% to €1,293 million.

Risk-related costs remained low, more or less unchanged (down 4%) at €170 million.

Net income (Group share) was €1,146 million, an increase of 12.4% compared with the third quarter of 2005.

In € millions	Q3-06	Q3-05	Δ % chg Q3 vs Q3	9M-06	9M-05	Δ % chg 9M vs 9M
Net banking income	**3,813**	**3,317**	**+15.0%**	**11,979**	**10,011**	**+19.7%**
Operating expenses	(2,520)	(2,229)	+13.1%	(7,509)	(6,692)	+12.2%
Gross operating income*	**1,293**	**1,088**	**+18.8%**	**4,470**	**3,319**	**+34.7%**
Risk-related costs	(170)	(177)	(4.0%)	(465)	(438)	+6.2%
Equity affiliates	403	402	+0.2%	1,291	1,140	+13.2%
Net gain (loss) on disposal of other assets	1	21	n.m.	56	40	+40.0%
Integration-related costs		(28)	n.m.		(172)	n.m.
Tax	(288)	(195)	+47.7%	(1,247)	(736)	+69.4%
Net income	**1,239**	**1,111**	**+11.5%**	**4,105**	**3,153**	**+30.2%**
Net income - Group share	**1,146**	**1,020**	**+12.4%**	**3,815**	**2,885**	**+32.2%**
Cost/income ratio*	**66.1%**	**67.2%**	**(1.1 pts)**	**62.7%**	**66.8%**	**(4.1 pts)**

* In 2005, before integration-related costs

FINANCIAL POSITION

Crédit Agricole S.A.'s **Shareholders' equity Group share** amounted to €34.0 billion at end-September 2006 compared with €32.3 billion at end-June 2006.

Risk-weighted assets totalled €268.0 billion at end-September 2005, an increase of 6.7% compared with end-June 2006, mainly following the consolidation of Emporiki Bank.

The **international solvency ratio** was 8.7%, with a **Tier One ratio** of 8.3% at end-September 2006.

RESULTS BY BUSINESS LINE

Over the first nine months of 2006, the contribution of Crédit Agricole S.A.'s six business lines to net income (Group share) increased significantly (up 23.6%), with particularly marked growth in the contribution of the asset management, insurance and private banking and the corporate and investment banking divisions.

Annualised ROE of the business lines improved sharply to 20.5%.

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The **Regional Banks** presented a solid performance over the first nine months of 2006.

Continuing the trend of the first half of the year, the Regional Banks delivered an excellent business performance in the third quarter of 2006. They have reinforced their commercial presence, with 168,000 net sight deposits openings since the start of the year. In the third quarter alone, 14 new branches were opened. The product launches of the second quarter continued, in particular the "Jeunes – Jeunes actifs" campaign targeting the young and first jobbers, as well as products targeting small businesses, and by a further campaign in insurance activities in September and October.

Customer assets increased sharply by €9.3 billion euros in the third quarter, thanks to robust growth in Codevi savings accounts (up 9.8%) and passbook accounts (up 13.9%), again driven by Codebis (more than 1 million policies since its launch late 2005). Sight and term deposits also increased significantly (up 7.4% and 66.5% year-on-year respectively). Life insurance activities delivered a further strong performance (up 13.6%). Net outflows from home purchase savings plans slowed down considerably (to -€0.7 billion in third quarter of 2006). At the end of the period, customer assets were up 5.8% year-on-year.

Lending activities also remained robust: loan production totalled €17.5 billion in the third quarter or €50.3 billion over the first nine months of the year (up 13% year-on-year), still driven by mortgage loans (up 13.9%) and local authorities (up 39.6%).
Customer loans came to €287.5 billion, an increase of 11% year-on-year, including a 15% increase in mortgage loans.

Fee income remained robust, rising by 8% in the third quarter of 2006 and 10.7% over the first nine months of the year, boosted primarily by revenues from Compte Service CA (up 13.4%) and insurance activities (up 11.4%), including non-life insurance (up 15.8%).

Interest margin (excluding dividends from Crédit Agricole S.A.) increased by 4.4% over nine months.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net income accounted for at equity (at 25%)	**205**	**(2.3%)**	**+91.5%**	**521**	**(1.9%)**
Change in share of reserves	(3)	n.m.	n.m.	104	(15.9%)
Contribution of equity affiliates	**201**	**(3.9%)**	**+75.7%**	**626**	**(4.2%)**
Tax*	-	(100%)	(100%)	(88)	+16.2%
Net income - Group share	**201**	**(1.9%)**	**x2.3**	**538**	**(6.9%)**

*Tax impact of dividends received from the Regional Banks

Over the first nine months of 2006, **aggregate net banking income** for the Regional Banks (€9,740 billion) increased by 7.9% compared with the same period in 2005. Adjusted for dividends received from Crédit Agricole S.A., the increase was 5.6%. Excluding the impact of reversals of provisions for home purchase savings schemes, the increase was up 2.8%. Thanks to tight control of costs (up 3.4%), the **cost/income ratio** improved further (down 1.1 points year-on-year) to under 57%, while **gross operating income** (€3.9 billion) increased by 8.5% excluding dividends from Crédit Agricole S.A.

Risk-related costs (up 66.8% at €693 million) reflect the reinforcing of provisions by the Regional Banks in the second quarter; doubtful loans represented 2.4% of gross lending.

Aggregate net income for the Regional Banks accounted for at equity at 25% came to €521 million, with a contribution to Crédit Agricole S.A.'s consolidated net income of €538 million over the first nine months of the year (down 6.9%).

Annualised ROE for the business line stood at 17.1%.

In the **third quarter of 2006**, the Regional Banks generated **gross operating income** (excluding dividends from Crédit Agricole S.A.) of €1,226 million, up 3.4% compared with the third quarter of 2005 or 4.9% compared with the second quarter of 2006. This performance was thanks to growth of 2.9% in net banking income, with operating expenses contained (up 2.5%) compared with the third quarter of 2005.

Risk-related costs stayed at a low level of €93 million in the third quarter (23 basis points of assets).

The contribution to Crédit Agricole S.A.'s consolidated net income was € 201 million, down 1.9% year-on-year, but up sharply (x2.3) compared with the second quarter of 2006.

2. FRENCH RETAIL BANKING - LCL

LCL maintained strong business momentum in the third quarter of 2006. The number of retail sight deposits increased by 62,500 over the first nine months of the year, or 38% compared with the same period of 2005.

Customer assets saw further strong growth in the third quarter, at €131.9 billion at end-September (up 5.3% year-on-year). This was thanks to a strong performance in passbook accounts (up 17.1% year-on-year), securities activities (up 15.3%) and life insurance (up 10.3%).

Customer loans rose by 16.5% year-on-year to €60.4 billion. This performance reflects continuing robust momentum in mortgage loans (up 23.0% year-on-year) and a stronger position in the small business market (up 10.3%) and the SME market (up 10.1%).

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M (1)
Net banking income	**878**	**+2.8%**	**(4.6%)**	**2,738**	**+5.7%**
Operating expenses	(612)	(0.1%)	+1.3%	(1,858)	+0.3%
Gross operating income	**266**	**+10.2%**	**(15.8%)**	**880**	**+19.2%**
Risk-related costs	(39)	x2.2	+9.0%	(110)	+21.9%
Pre-tax income	**227**	**+1.7%**	**(18.9%)**	**770**	**+18.8%**
Net income - Group share	**154**	**+1.0%**	**(18.6%)**	**519**	**+17.1%**
Cost/income ratio	**69.7%**	**(2.0 pts)**	**+4.0 pts**	**67.9%**	**(3.6 pts)**
Allocated capital (€bn)				2.7	
ROE				**27.1%**	

Net banking income increased by 5.7% to €2,738 million; excluding the impact of reversals of provisions for home purchase savings plans and non-recurring items in 2005, the increase was 2.6%. Growth in fee income slowed to 5.5% from with 9.6% to end-June, due to the lack of major deals in the third quarter. Operating expenses (up 0.3% year-on-year) remained under control, with efforts to improve productivity allowing the bank to maintain sales and marketing expenditure at a high level (creation and renovation of branches).
Interest margin apparently improved by 5.8% as a result of reversals of provisions for home purchase savings schemes. Excluding this impact, deterioration in margins as a result of competitive pressure offset the sharp increase in volumes.

Over the first nine months of 2006, **gross operating income** rose by 19.2% to €880 million, thanks to robust business momentum and excellent control of operating expenses.

Risk-related costs remained low (33 basis points of risk-weighted assets).

Net income (Group share) came to €519 million, up 17.1% compared with the same period in 2005, yielding annualised **ROE** of 27.1%.

In the third quarter of 2006, **gross operating income** rose by 10.2% year-on-year, benefiting in particular from excellent control of operating expenses (down 0.1% compared with the same period in 2005). Net income (Group share) was €154 million, up 1% compared with the third quarter of 2005.

3. INTERNATIONAL RETAIL BANKING

In accordance with Crédit Agricole S.A.'s business development plan presented at the end of 2005, the international retail banking division underwent extensive changes in its configuration following disclosed or completed deals: transformation of our minority interests in Greece and Italy and acquisitions. Strong growth in operating income reflects some of these acquisitions: Meridian Bank and CA Egypt in the second quarter, Emporiki and Index Bank in the third quarter.

Net income from **equity affiliates** saw further robust growth, particularly for Banca Intesa, with a 20.5% increase to €349 million.

Over the first nine months of 2006, **net income (Group share)** for the international retail banking division improved by 19.0% year-on-year to €410 million.

Annualised **ROE** for the business line stood at 16.0%.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**235**	**x3.1**	**+81.8%**	**457**	**x2.0**
Operating expenses	(181)	x2.7	+81.1%	(358)	+83.1%
Gross operating income	**54**	**x6.1**	**+84.1%**	**99**	**x3.1**
Risk-related costs	(32)	n.m.	n.m.	(54)	n.m.
Equity affiliates	142	+24.0%	+1.5%	401	+16.5%
Pre-tax income	**164**	**+34.1%**	**+8.2%**	**446**	**+23.0%**
Net income - Group share	**147**	**+27.8%**	**+4.0%**	**410**	**+19.0%**
Cost/income ratio	**76.8%**	**(11.5 pts)**	**(0.3 pts)**	**78.3%**	**(7.7 pts)**
Allocated capital (€bn)				**3.7**	
ROE				**16.0%**	

In the third quarter of 2006, net income (Group share) came to €147 million, up 27.8% compared with the same period in 2005 and 4.0% compared with the second quarter of 2006.

4. SPECIALISED FINANCIAL SERVICES

Specialised financial services was characterised by balanced growth in France and strong business development abroad, with existing partnerships stepped up.
In the third quarter, production increased by over 5% year-on-year, bringing production over the first nine months of the year to over €18 billion, up 9.4% compared with the same period in 2005. Production remained robust outside France, up 18% year-on-year.

At end-September 2006, **consumer loans outstanding** stood at €40 billion, up 12.6% year-on-year. This growth was mainly thanks to the activities of foreign subsidiaries, with outstanding loans up 28.1%, particularly in Southern Europe (up 37%).

Agreements and partnerships continued, as well as the development of new products. Sofinco created a customer card for UCAR car rental customers called "Libre voiture UCAR" (insurance pack, money reserve and loyalty programme). Finaref launched a customer loyalty programme for its "Mistral" and "Challenger" products and also developed an anti-theft insurance product.
Finalia, a joint venture created with Fortis in early 2006, launched its operations in Belgium in mid-September.
Meanwhile, Lukas launched "Credea", a product for Near Prime customers.

The **factoring business** produced further acceleration in factored receivables, which increased by 14.2% in the third quarter of 2006 and 11.0% over the first nine months of the year, 36% of which was outside France.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**646**	**+7.5%**	**(2.7%)**	**1,955**	**+8.8%**
Operating expenses	(339)	+6.7%	(0.4%)	(1,024)	+7.8%
Gross operating income*	**307**	**+8.3%**	**(5.1%)**	**931**	**+9.8%**
Risk-related costs	(106)	+11.3%	(3.9%)	(318)	+14.5%
Operating income*	**201**	**+6.8%**	**(5.7%)**	**613**	**+7.6%**
Equity affiliates	2	x2.1	+10.5%	5	+67.7%
Net gain (loss) on disposal of other assets	**5**	**n.m.**	**n.m.**	**5**	**n.m.**
Pre-tax income	**208**	**x2**	**(3.4%)**	**623**	**+32.9%**
Net income - Group share	**131**	**x3.2**	**(0.8%)**	**390**	**+43.9%**
Cost/income ratio*	**52.5%**	**(0.3 pts)**	**+1.2 pts**	**52.4%**	**(0.4 pts)**
Allocated capital (€bn)				**2.4**	
ROE				**22.8%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **net banking income** for the division as a whole increased by 8.8% year-on-year to €1,955 million. With a 7.8% increase in associated operating expenses, relating primarily to the development of international consumer credit activities (Credium - formerly CP Leasing - acquired in late 2005, development and opening of new credit centres by Lukas etc.), **gross operating income** rose 9.8% to €931 million.

Risk-related costs were tightly controlled in view of strong growth in international activities.

Net income (Group share) moved up 43.9% compared with the same period in 2005 to €390 million.

Annualised **ROE** was 22.8%.

During the **third quarter of 2006**, business momentum remained robust, thanks to new consumer credit products and the signature of new agreements.

Gross operating income rose by 8.3% compared with the third quarter of 2005 to €307 million, thanks to a more significant increase in **net banking income** (up 7.5%) than in operating expenses (up 6.7%), relating to strong growth in international activities.
Net income (Group share) stood at €131 million, more than three times the level of the third quarter of 2005, which was affected by a charge relating to the depreciation of goodwill.

5. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Asset management, insurance and private banking accounts for over 25% of **net income (Group share).** The division built on its interaction with all of the Group's other business lines.

Assets under management in the business line were €787bn end-September 2006 ; excluding double counting, they amounted to €620 billion at end-September 2006, an increase of 27.7% (or 14.1% like-for-like).

Assets under management within the asset management business alone increased by €17.8 billion in the third quarter, with the majority of inflows relating to specialised and fixed income funds. Assets under management exceeded €538 billion at end-September, up 29.2% year-on-year or 14.9% like-for-like excluding the consolidation of Nextra. Overall, diversified, structured and specialised funds accounted for 30% of assets under management versus 21% last year.

At the 21st "Mieux Vivre Votre Argent" awards, CAAM won the "Corbeille d'Or" award for Crédit Agricole and the bronze award for LCL.
CAAM presented further innovations in the third quarter, with the launch of new funds such as "Egeris Objectif CAC 7000", with an evolving or "stepped" management system, and the creation of the first variable annuity fund

under Japanese law launched by CA Life Japan for customers of Resona Group. In addition, over the period, CASAM acquired 100% of URSA Capital LLC, a US holding company specialising in alternative managed accounts, now called CASAM Americas.

In **private banking**, the third quarter was marked by robust business development with inflows of €1.4 billion, mainly in Switzerland and at BGPI, relating to the development of business with the Regional Banks.
Assets under management increased by 10.3% year-on-year to €85.4 million, despite a negative currency impact of €1.3 billion over the first nine months of 2006.
Net income increased sharply, reflecting growth of 55.5% in gross operating income over the first nine months of the year and 42.3% in the third quarter of 2006 compared with the third quarter of 2005.

As in previous quarters, **life insurance** activities delivered an excellent performance. Premium income totalled €4.5 billion, an increase of 14.6% compared with the third quarter of 2005. A new nationwide campaign was launched on 13 September: "*When Crédit Agricole insures, it's reassuring!*".
To end-September, inflows exceeded €19 billion, an increase of 39.7% year-on-year, with a continuing strong performance in unit-linked contracts (up 2x compared with the first nine months of 2005). In addition, BES Vida generated premium income of over €1 billion.
Mathematical provisions amounted to nearly €164 billion, up 17.2% including the consolidation of BES Vida or 12.8% like-for-like.

Non-life insurance activities again delivered a brisk performance, confirming their business momentum: 326,000 policies were taken out with Pacifica in the third quarter of 2006, an increase of 1.9% compared with the second quarter of 2006 or 10.1% compared with the third quarter of 2005. Meanwhile, Portuguese subsidiary BES Seguros, which was fully consolidated in the third quarter, generated premium income of €41.5 million over the first nine months of the year. Technical ratios remained satisfying, with a combined ratio of 95.6%.
Pacifica received the "Tribulis" Grand Prize for product innovation in 2006 for personal accident insurance, which was also awarded the prize for best product innovation of the last five years.

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M
Net banking income	**886**	**+8.5%**	**(3.8%)**	**2,786**	**+18.8%**
Operating expenses	(395)	+15.4%	+1.8%	(1,213)	+17.8%
Gross operating income*	**491**	**+3.6%**	**(7.9%)**	**1,573**	**+19.6%**
Risk-related costs	(6)	n.m.	n.m.	(5)	n.m.
Equity affiliates	5	(40.7%)	(83.0%)	42	+94.4%
Net gain (loss) on disposal of other assets	(2)	n.m.	n.m.	(4)	n.m.
Pre-tax income	**488**	**(0.1%)**	**(12.7 %)**	**1,606**	**+22.2%**
Net income - Group share	**332**	**+8.3%**	**(12.1%)**	**1,081**	**+25.0%**
Cost/income ratio*	**44.6%**	**+2.7 pts**	**+2.5 pts**	**43.6%**	**(0.3 pt)**
Allocated capital (€bn)				**7.0**	
ROE				**21.1%**	

* In 2005, before integration-related costs

Over the first nine months of 2006, **gross operating income** rose by 19.6% compared with the same period in 2005, reflecting strong growth in net banking income (up 18.8%). Operating expenses increased by 17.8%, mainly due to the consolidation of Nextra and Portuguese insurance subsidiaries, the increased headcount and IT expenses, as well as higher taxes and duties in the insurance business.

Net income (Group share) came to €1,081 million, up 25% year-on-year, yielding annualised ROE of 21.1%.

Business remained robust in the third quarter, with **net banking income** of €886 million, up 8.5% compared with the third quarter of 2005; **gross operating income** moved up 3.6% to €491 million. **Net income (Group share)** totalled €332 million, an increase of 8.3% compared with the third quarter of 2005.

6. CORPORATE AND INVESTMENT BANKING

Corporate and investment banking delivered further growth compared with 2005, confirming robust business at Calyon: **net income (Group share)** increased by 40.1% over the first nine months of the year and 16.0% in the third quarter of 2006 compared with the third quarter of 2005. The division's performance over the first nine months of the year marked further rapid growth compared with 2005. At constant exchange rates, **net banking income** moved up 24.2%, despite costs of €80 million relating to ALM operations. **Operating expenses**, which include IT and project expenses and wage costs relating to the increased headcount, were contained with an increase of just 17.6%. As a result, the cost/income ratio improved by 3.6 percentage points to 59.4%. **Gross operating income** increased by 35.5%.

The corporate and investment banking division maintained a cautious provisioning policy under continuing favourable conditions.
Net income (Group share) came to €1,304 million, yielding annualised ROE of 20.7%.

In € millions	Q3-06	Δ % chg Q3 vs Q3	Δ % chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M	Δ % chg 9M vs 9M**
Net banking income	**1,243**	**+12.3%**	**(16.8%)**	**4,131**	**+26.8%**	**+24.2%**
Operating expenses	(770)	+11.4%	(10.8%)	(2,452)	+19.4%	+17.6%
Gross operating income*	**473**	**+13.8%**	**(25.1%)**	**1,679**	**+39.3%**	**+35.5%**
Risk-related costs	6	n.m.	n.m.	(9)	n.m.	
Equity affiliates	40	+17.3%	(2.4%)	131	+52.1%	
Net gain (loss) on disposal of other assets	3	(78.6%)	n.m.	(1)	n.m.	
Pre-tax income	**522**	**+19.2%**	**(20.1%)**	**1,800**	**+42.1%**	
Net income - Group share	**381**	**+16.0%**	**(17.5%)**	**1,304**	**+40.1%**	
Cost/income ratio	**61.9%**	**(0.5 pts)**	**+4.2 pts**	**59.4%**	**(3.6 pts)**	
ROE				**20.7%**		

* Before integration-related costs in 2005
** At constant exchange rates

In the **third quarter,** which is usually marked by seasonal effects, net income was down compared with the second quarter. This year, this was accentuated slightly by much less favourable conditions for capital market activities: flattening of the yield curve, downward volatility and lower brokerage volumes.
Against this backdrop, Calyon nevertheless maintained a solid performance in the third quarter, particularly in financing activities, and a good operational efficiency with a cost/income ratio of 61.9% and with stronger earnings than in all quarters of 2005.

Financing activities

In € millions	Q3-06	Δ % chg Q3 vs Q3	Δ % chg Q3 vs Q2	9M-06	Δ % chg 9M vs 9M	Δ % CHG 9M VS 9M**
Net banking income	**533**	**+14.9%**	**(11.4%)**	**1,619**	**+16.7%**	**+11.3%**
Operating expenses	(220)	+ 9.1%	1.6%	(646)	+5.3%	+3.8%
Gross operating income*	**313**	**+19.4%**	**(18.8%)**	**973**	**+25.7%**	**+22.6%**
Risk-related costs	7	n.m.	n.m.	(9)	n.m.	
Equity affiliates	39	+17.8%	(7.1%)	130	+52.8%	
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.	
Pre-tax income	**359**	**+27.1%**	**(12.8%)**	**1,094**	**+26.5%**	
Net income - Group share	**268**	**+23.8%**	**(10.4%)**	**811**	**+26.8%**	
Cost/income ratio	**41.3%**	**(2.3 pts)**	**+5.3 pts**	**39.9%**	**(4.3 pts)**	
ROE				**18.0%**		

* Before integration-related costs in 2005

** At constant exchange rates

Over the first nine months of 2006, **financing activities** confirmed their robust business trend, as well as a solid operating performance. Net banking income increased by a further 17% over the first nine months of 2006 compared with the same period in 2005. The ratio of income to average risk-weighted assets was maintained at 2.2%, with continuing severe pressure on margins. Thanks to tight control of operating expenses (up 5.3%), **gross operating income** increased at a stronger rate than **net banking income**, up 25.7% over the first nine months of 2006 compared with the same period in 2005.
The **cost/income ratio** was 39.9%.

Net income (Group share) came to €811 million (up 26.8%), yielding ROE of 18.0%.

In the third quarter of 2006, net banking income increased by 14.9% year-on-year, with continuing excellent business momentum in structured financing, delivering a 24% increase in revenues.
Calyon was rated No. 1 mandated arranger for LBOs in France (Dealogic) and No. 4 worldwide in real estate financing (Euromoney) and has a proven track record in large-scale structured operations.

Operating expenses increased by 9.1% compared with the third quarter of 2005. As a result, **gross operating income** moved up 19.4%, with improvement in the **cost/income ratio** of 2.3 points to 41.3% compared with the same period in 2005.

With risk-related costs remaining low, **net income (Group share)** came to €268 million (up 23.8%).

Capital markets and investment banking

In € millions	Q3-06	Δ% chg Q3 vs Q3	Δ% chg Q3 vs Q2	9M-06	Δ % CHG 9M VS 9M	Δ % chg 9M vs 9M**
Net banking income	**709**	**+10.4%**	**(20.5%)**	**2,512**	**+34.3%**	**+31.6%**
Operating expenses	(549)	+12.3%	(15.0%)	(1,806)	+25.4%	+23.5%
Gross operating income*	**160**	**+4.2%**	**(34.9%)**	**706**	**+63.8%**	**+58.5%**
Risk-related costs	(1)	n.m.	n.m.	-	n.m.	
Equity affiliates	1	n.m.	n.m.	1	n.m.	
Net gain (loss) on disposal of other assets	3	(78.6%)	n.m.	(1)	n.m.	
Pre-tax income	**163**	**+4.8%**	**(32.6%)**	**706**	**+75.6%**	
Net income	**120**	**(3.1%)**	**(30.0%)**	**517**	**+68.3%**	
Net income - Group share	**113**	**1.0%**	**(30.4%)**	**493**	**+69.3%**	
Cost/income ratio	**77.4%**	**+1.4pt**	**+5.0pts**	**71.9%**	**(5.1pts)**	
ROE				**27.4%**		

* Before integration-related costs in 2005
** At constant exchange rates

Over the first nine months of the year, **net banking income** increased by 34.3% year-on-year to €2,512 million, continuing the favourable trend initiated in 2004.
Operating expenses rose by 25.4% to €1,806 million as a result of business growth benefiting from this favourable pincer effect, with **gross operating income** up 63.8% (or 58.5% at constant exchange rates) at €706 million.

Net income (Group share) increased by 69.3% to €493 million, yielding annualised ROE of 27.4%.

Net banking income moved up 10.4% in the third quarter compared with the second quarter of 2006, thanks to particularly favourable market conditions.

In **capital markets** activities, structured credit activities delivered their strongest performance of the year. Interest rate derivatives remained the largest source of revenues in capital markets activities, with **net banking income** up 23% in the third quarter of 2006 compared with the third quarter of 2005.
Securitisation activities generated a high level of revenues and Calyon was ranked No. 7 worldwide for ABS/MBS securitisation in euros (Thomson Financial). Equity derivatives activities were again on target.

In **brokerage,** business remained brisk at Calyon Financial, with net banking income up 36% in the third quarter of 2006 compared with the third quarter of 2005. CLSA was ranked No. 2 for brokerage research and sales in Asia by Asiamoney (excluding Japan and Australia).

Gross operating income came to €160 million, an increase of 4.2%, with **net income (Group share)** of €113 million, up 1%.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

In the third quarter of 2006, the contribution from proprietary asset management and other activities was -€200 million compared with -€128 million in the third quarter of 2005.

Over the first nine months of the year, the division contributed -€426 million compared with -€547 million over the same period in 2005. Private equity activities performed well, with net banking income of €145 million, twice the level of 2005. **Gross operating income** came to €128 million.

CRÉDIT AGRICOLE CONSOLIDATED RESULTS

Over the first nine months of 2006, the Crédit Agricole Group generated **net income (Group share)** of €5,335 million, an increase of 20.7% compared with the same period in 2005.
This growth was mainly due to the strong business momentum of all of the group's business lines. The 13.8% increase in **net banking income** was mainly due to Corporate and investment banking activities and asset management business line. **Operating expenses** rose by 9.1%, **gross operating income** improved by 21.9% to €8,500 million. Risk-related costs rose by 43.0% year-on-year, because of the reinforcing of provisions by the Regional Banks in the second quarter, mainly based on Basle II methodology. Income from equity affiliates increased by 36.1%.

Total shareholders' equity (Group share) was €56.7 billion as at 30 September 2006; the solvency ratio was 10.0%, with a Tier One ratio of 8.1%.

Crédit Agricole Group financial statements

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	**21,585**	**18,962**	**+13.8%**
Operating expenses	(13,085)	(11,989)	+9.1%
Gross operating income*	**8,500**	**6,973**	**+21.9%**
Risk-related costs	(1,197)	(837)	+43.0%
Equity affiliates	660	485	+36.1%
Net income on other assets	60	53	+13.2%
Integration-related costs	[illegible]	(172)	-
Tax	(2,426)	(1,832)	+32.4%
Net income	**5,597**	**4,670**	**+19.9%**
Net income - Group share	**5,335**	**4,420**	**+20.7%**

The summarised financial statements presented below refer to the Crédit Agricole group, that is all the local Banks, Regional Banks, Crédit Agricole S.A. and their subsidiaries.

* * *

Presentation available on the website: www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

Presentation entitled "Results for Q3-05 and the first nine months of 2006"

November 2006

Please see attached.

Results for Q3-06 and the first nine months of 2006

November 2006

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ **Disclaimer**

This presentation may include prospective information on the Group, supplied as information on trends. This data does not represent forecasts under the meaning of European Regulation n° 809/2004 from 29 April 2004 (chapter 1, article 2, § 10).

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

Likewise, the financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The readers must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ **Applicable standards and comparisons**

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union.

Within this framework, IAS 32 and 39 and IFRS 4 only apply as from 1 January 2005.

In order to enable comparisons, all 2004 data, for this presentation, and the changes have been estimated in accordance with IAS/IFRS, including 32 and 39. These estimates are not audited.

Contents

Crédit Agricole S.A. consolidated results

9 Months 2006

- ✓ Gross operating income*: €4,470m (+34.7%)
- ✓ Net income – Group share: €3,815m (+32.2%)
- ✓ Cost/income ratio*: 62.7% (-4.1pts)
- ✓ Annualised ROE: 17.7%

* In 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Strong growth over the first nine months of 2006

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	**11,979**	**10,011**	**+19.7%**
Operating expenses	(7,509)	(6,692)	+12.2%
Gross operating income*	**4,470**	**3,319**	**+34.7%**
Risk-related costs	(465)	(438)	+6.2%
Equity affiliates	1,291	1,140	+13.2%
Net income on other assets	56	40	+40.0%
Integration-related costs		(172)	nm
Tax	(1,247)	(736)	+69.4%
Net income	**4,105**	**3,153**	**+30.2%**
Net income – Group share	**3,815**	**2,885**	**+32.2%**

Cost/income ratio*	**62.7%**	**66.8%**	**(4.1 pts)**
Annualised ROE	**17.7%**		

- ✓ Strong business growth: net banking income up 19.7% compared with 2005
- ✓ Good operating indicators with tight control of operating expenses
- ✓ Gross operating income up 34.7%
- ✓ Risk-related costs unchanged
- ✓ Net income – Group share up 32.2%
- ✓ Annualised ROE: 17.7%

* In 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Contribution of business lines to net income – Group share

€m



Retail banking
1,467
34.6%
RB*
538
12.7%
LCL
519
12.2%
IRB
410
9.7%
SFS
390
9.2%
Asset management, insurance and Private banking
1,081
25.5%
Corporate and investment banking
1,304
30.7%

(Excl. proprietary asset management and other activities)

Regional Banks
Business momentum confirmed with tight cost control

LCL
Robust activity and strong operating performance

International retail banking
Further development with the first effects on the earnings structure

Specialised financial services
Ongoing growth in business and income

Asset management, insurance and private banking
Strong growth in assets under *management and solid momentum for* services offered; much higher contribution to earnings

Corporate and investment banking
Solid performance with strong earnings growth year-on-year

* Share (25%)

Crédit Agricole S.A. consolidated results

Q3-06: good results

€m	Q3-06	Q3-05	Δ Q3/Q3
Net banking income	**3,813**	**3,317**	**+15.0%**
Operating expenses	(2,520)	(2,229)	+13.1%
Gross operating income*	**1,293**	**1,088**	**+18.8%**
Risk-related costs	(170)	(177)	(4.0%)
Equity affiliates	403	402	+0.2%
Net income on other assets	1	21	nm
Integration-related costs		(28)	nm
Tax	(288)	(195)	+47.7%
Net income	**1,239**	**1,111**	**+11.5%**
Net income – Group share	**1,146**	**1,020**	**+12.4%**

Cost/income ratio*	**66.1%**	**67.2%**	**(1.1 pt)**

- ✓ Continuation of the good business momemtum in all activities and of the robust earnings despite the slowdown observed in the French retail banking
- ✓ Strong growth in net banking income (up 15.0%)
- ✓ Significant improvement in gross operating income (up 18.8%) with risk-related costs remaining low
- ✓ Lower cost/income ratio (down 1.1 points)
- ✓ Net income – Group share up 12.4% at €1,146 million

* In 2005, before integration-related costs

Contents

French retail banking – Regional Banks

Solid results

- ✓ Aggregate NBI for the Regional Banks (adjusted for dividends from Crédit Agricole S.A.) increased by 5.6% over the first nine months of 2006; excluding the impact from home purchase savings schemes, the increase was 2.8%
- ✓ Moderate increase in operating expenses despite heavy sales and marketing expenditure and an increase in employee profit sharing
- ✓ Risk profile based in particular on Basel II methodology

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Aggregate NBI	2,854	+2.9%	(21.9%)	9,740	+7.9%
Adjusted NBI*	2,879	+2.9%	(1.2%)	8,948	+5.6%
Operating expenses	(1,653)	+2.5%	(5.3%)	(5,089)	+3.4%
Aggregate gross operating income	**1,226**	**+3.4%**	**+4.9%**	**3,860**	**+8.5%**
Risk-related costs	(93)	+31.3%	(78.9%)	(693)	+66.8%
Operating income	**1,133**	**+1.6%**	**+55.0%**	**3,167**	**+0.8%**
Cost/income ratio	57.4%	(0.2 pt)	(2.5 pts)	56.9%	(1.1 pt)

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net income accounted for at equity (25%)	**205**	**(2.3%)**	**+91.5%**	**521**	**(1.9%)**
Change in share of reserves	(3)	nm	nm	104	(15.9%)
Share of income from equity affiliates	201	(3.9%)	+75.7%	626	(4.2%)
Tax**	-	(100%)	(100%)	(88)	+16.2%
Net income – Group share	**201**	**(1.9%)**	**X2.3**	**538**	**(6.9%)**

* Aggregate results of Regional Banks (40) accounted for by the equity method adjusted for dividends and comparable received from Crédit Agricole S.A.
** Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Asserting a strong business presence

✓ **Excellent business performance**:

- Growth in business with 168,000 net sight deposits openings over 9 months
- 14 new branches opened in Q3
- Further new product launches in Q2: "Jeunes Actifs" campaign targeting the young and first jobbers and campaign for insurance activities in September/October
- **Significant improvement in customer assets in Q3**: up €9.3bn or up 5.8% year-on-year, driven by:
- Strong growth in Codevi savings accounts (up 9.8%) and other passbook accounts (up 13.9%), driven by Codebis (over 1 million policies)
- Good momentum of sight deposits (up 7.4%) and term deposits (up 66.5%)
- Continuing strong performance in life insurance (up 13.6%)
- Reduction in net outflows from home purchase saving plans (down €0.7bn in Q3)

✓ **Further strong growth in customer loans**:

- Loan production came to €17.5bn in Q3 and €50.3bn over nine months (up 13% year-on-year), still driven by mortgage loans (€28.8bn, up 13.9%) and local authorities (up 39.6%)
- Customer loans increased by 11% year-on-year, including a 15% increase in mortgage loans



Customer assets
€ bn
412.4
+7.7%
444.3
+5.8%
470.2
Sept 04
Sept 05
Sept 06



Customer loans
€ bn
236.2
+9.6%
258.9
+11.0%
287.5
Sept 04
Sept 05
Sept 06

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Good operating performance

- ✓ Further solid growth in fee income (up 8% year-on-year in Q3 and 10.7% over nine months), mainly thanks to Compte Service CA (up 13.4%) and insurance activities (up 11.4%), particularly non-life insurance (up 15.8%)
- ✓ Interest margin* improved by 4.4% over nine months
- ✓ Improvement in the cost/income ratio* to 56.9%

Progression in fee income from customers

€m



2,894
441
271
1,054
1,128
9M-04
3,133
482
303
1,169
1,179
9M-05
3,469
531
330
1,301
1,306
9M-06

	Δ 9M/9M
Total	+10.7
Services and other banking transactions	+10.1
Securities	+9.1
Insurance	+11.4
Account management and payment instruments	+10.8

* Excl. dividends from Crédit Agricole S.A.

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Significant improvement in gross operating income

- ✓ Nine-month gross operating income increased by 19.2% year-on-year:
  - Business momentum remained robust
  - Tight control of general expenses (up 0.3% year-on-year)
- ✓ Further improvement in the cost/income ratio to 67.9%, down 3.6 points year-on-year

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**878**	**+2.8%**	**(4.6%)**	**2,738**	**+5.7%**
Operating expenses	(612)	(0.1%)	+1.3%	(1,858)	+0.3%
Gross operating income	**266**	**+10.2%**	**(15.8%)**	**880**	**+19.2%**
Risk-related costs	(39)	X2.2	+9.0%	(110)	+21.9%
Pre-tax income	**227**	**+1.7%**	**(18.9%)**	**770**	**+18.8%**
Net income – Group share	**154**	**+1.0%**	**(18.6%)**	**519**	**+17.1%**
Cost/income ratio	**69.7 %**	**(2.0 pts)**	**+4.0 pts**	**67.9 %**	**(3.6 pts)**
Allocated capital (€bn)				**2.7**	
ROE				**27.1%**	

(1) Excluding provisions for home purchase savings schemes and non-recurring items in 2005, changes were as follows:
NBI: up 2.6%
GOI: up 8.7%
Cost/income ratio: down 1.6 point

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

Robust business momentum

- ✓ Consolidation in growth in sight deposits of retail customers: increase of 62,500 accounts since the start of the year, or 38% compared with the same period in 2005

- ✓ Solid growth in customer assets, again boosted by passbook accounts (up 17.1%) and securities activities (up 15.3%); confirmation of strong momentum in life insurance (up 10.3%)

- ✓ Excellent growth in customer loans: strengthening of position in the small business market (up 10.3%) and SMEs (up 10.1%), with continuing strong momentum in mortgage loans (up 23.0%)


Customer assets
€ bn
117.1
+6.9%
125.1
+5.3%
131.9
Sept 04
Sept 05
Sept 06


Customer loans
€ bn
47.5
+8.9%
52.0
+16.5%
60.4
Sept 04
Sept 05
Sept 06

CRÉDIT AGRICOLE S.A.

French retail banking – LCL

9M-06 NBI: up 2.6% year-on-year, excluding non-recurring items

- ✓ Excluding the effect of home purchase savings schemes and non-recurring items in 2005, interest margin remained stable and the momentum in volumes was offset by deterioration in margins due to competitive pressure
- ✓ Slowdown in the rate of growth in commission income: up 5.5% following 9.6% to end-June, with no major deals, in Q3 (open price offers, guaranteed funds etc.)

YoY growth



€m
2,591
2,738
1,389
74
252
282
594
1,469
80
277
308
603
9M-05
9M-06

	Δ 9M/9M	Δ Q3/Q3
TOTAL	+5.7	+2.8
Net interest margin	**+5.8**	**+7.6**
Total fee and commission income	**+5.5**	**(2.4)**
Services and other banking transactions	+8.2	(18.2)
Securities management	+9.9	(12.8)
Insurance	+9.3	+3.8
Account management and payment instruments	+1.6	+1.5

QoQ growth



854
878
450
25
91
90
198
484
21
79
93
201
Q3-05
Q3-06

CRÉDIT AGRICOLE S.A.

International retail banking

International retail banking results

✓ Extensive changes in the configuration of the division following disclosed or completed deals: transformation of our minority interests in Greece and Italy, acquisitions

✓ Strong growth in operating income reflecting some of these deals:
- Meridian Bank and CA Egypt in Q2
- Emporiki and Index Bank in Q3

✓ Continuing strong growth in equity affiliates, particularly Banca Intesa, up 20.5% at €349m

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**235**	**X3.1**	**+81.8%**	**457**	**X2.0**
Operating expenses	(181)	X2.7	+81.1%	(358)	+83.1%
Gross operating income	**54**	**X6.1**	**+84.1%**	**99**	**X3.1**
Risk-related costs	(32)	nm	nm	(54)	nm
Equity affiliates	142	+24.0%	+1.5%	401	+16.5%
Pre-tax income	**164**	**+34.1%**	**+8.2%**	**446**	**+23.0%**
Net income – Group share	**147**	**+27.8%**	**+4.0%**	**410**	**+19.0%**
Cost/income ratio	**76.8%**	**(11.5 pts)**	**(0.3 pt)**	**78.3%**	**(7.7 pts)**
Allocated capital (€bn)				**3.7***	
ROE				**16.0%***	

* Excl Emporiki : €2.8bn - ROE : 21.0%

CRÉDIT AGRICOLE S.A.

Specialised financial services

Specialised financial services results

- ✓ Balanced growth in France and strong business development abroad
- ✓ Control of costs and apparent increase in risk-related costs relating to regulatory changes and growth of business
- ✓ Strong performance in factoring: factored receivables up 11.0% year-on-year, with 36% generated outside France

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**646**	**+7.5%**	**(2.7%)**	**1,955**	**+8.8%**
Operating expenses	(339)	+6.7%	(0.4%)	(1,024)	+7.8%
Gross operating income*	**307**	**+8.3%**	**(5.1%)**	**931**	**+9.8%**
Risk-related costs	(106)	+11.3%	(3.9%)	(318)	+14.5%
Operating income*	201	+6.8%	(5.7%)	613	+7.6%
Equity affiliates	2	X2.1	+10.5%	5	+67.7%
Net income on other assets	5	nm	nm	5	nm
Pre-tax income	208	**X2**	**(3.4%)**	623	**+32.9%**
Net income – Group share	**131**	**X3.2**	**(0.8%)**	**390**	**+43.9%**
Cost/income ratio*	**52.5%**	**(0.3 pt)**	**+1.2 pt**	**62.4%**	**(0.4 pt)**
Allocated capital (€bn)				**2.4**	
ROE				**22.8%**	

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

✓ Q3 production up by more than 5% compared with Q3-05, bringing nine months production vs 9M-05 to over €18bn, up 9.4%, with continuing strong momentum abroad (up 18% vs 9M-05)

✓ Loan book up 12.6% year-on-year, marked by the strong growth of foreign subsidiaries (up 28.1%), particularly in Southern Europe (up 37%)

✓ Further agreements and partnerships and product development:
- Launch by Sofinco of a customer card for UCAR customers "Libre Voiture Ucar"; launch by Finaref of a customer loyalty programme (Mistral and Challenger products); launch by Lukas of "Credea" (Near Prime)
- One year after the launch of its new credit card, Sofinco has provided cards for more than 180,000 customers

Growth in managed loan book



€bn
30.2
35.4
39.9
2.2
4.5
1.9
21.6
2.9
5.1
3.2
24.2
3.4
5.5
3.8
27.2
Sept 04
Sept 05
Sept 06
Δ Sept/Sept
Total +12.6
Regional Banks partnership +18.5
LCL partnership +7.3
Third party and JV +19.8
Proprietary outstandings +12.1

Geographic breakdown of loans outstanding



€bn
30.2
35.4
39.9
8.1
11.8
15.2
24.7
Sept 04
Sept 05
Sept 06
Δ Sept/Sept
International +28.1
France +4.8

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management, insurance and private banking results

✓ Division accounting for over 25% of net income – Group share, interacting with the Group's other business lines:

- Life and non-life insurance products for the retail banking business in France and abroad
- Asset management in France and abroad
- Development of CASAM (joint venture with corporate and investment banking)
- Development of insurance products related to consumer credit business

✓ Assets under management (excluding double counting) up 27.7% at €620bn

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**886**	**+8.5%**	**(3.8%)**	**2,786**	**+18.8%**
Operating expenses	(395)	+15.4%	+1.8%	(1,213)	+17.8%
Gross operating income*	**491**	**+3.6%**	**(7.9%)**	**1,573**	**+19.6%**
Risk-related costs	(6)	nm	nm	(5)	nm
Equity affiliates	5	(40.7%)	(83.0%)	42	+94.4%
Net income on other assets	(2)	nm	nm	(4)	nm
Pre-tax income	**488**	**(0.1%)**	**(12.7%)**	**1,606**	**+22.2%**
Net income – Group share	**332**	**+8.3%**	**(12.1%)**	**1,081**	**+25.0%**
Cost/income ratio*	44.6%	+2.7 pts	+2.5 pts	43.6%	(0.3 pt)
Allocated capital (€bn)				7.0	
ROE				21.1%	

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

- ✓ Crédit Agricole won the gold and the bronze awards for the retail networks of respectively Crédit Agricole and LCL at the 21st "Mieux Vivre Votre Argent" awards
- ✓ Acquisition by CASAM of URSA Capital LLC, a US holding company specialising in alternative managed accounts, now called CASAM Americas;
- ✓ Launch of a new fund: Egeris Objectif CAC 7000 (CAAM); the first variable annuity fund under Japanese law (CA Life Japan)
- ✓ Assets under management increased by €17.8bn, with the majority of inflows relating to specialised and fixed income funds. Assets under management exceeded €538bn at end-September, up 29.2% year-on-year or 14.9% excluding the change in the scope of consolidation relating to Nextra. Overall, diversified, structured and specialised funds accounted for 30% versus 21% last year.

Assets under management



€bn
416.4
373.2
43.2
491.2
382.6
108.6
Inflows
+36.7
Market and change
+11.1
-0.9
Scope and method**
538.1
419.4
118.7
Sept 05
Dec 05
Sept 06
Δ Sept/Sept
AUM +14.9*
France +12.4*
International +36.5*

Breakdown of assets under management by asset class



15%
48%
16%
7%
14%
14%
43%
14%
10%
19%
Money markets
Bonds
Equities
Diversified
Structured, alternative and other
Sept 05
Sept 06

* On a like-for-like basis and on comparable methods

** Neutralisation of flows with Nextra (restatement for auto-consumption of mutual funds)

Asset management, insurance and private banking

Private banking

- ✓ Q3 was marked by:
  - Robust business development with inflows of €1.4bn, mainly in Switzerland and at BGPI (relating to the development of business with the Regional Banks)
  - A favourable market and currency effect following the stock market upturn
- ✓ Assets under management increased by 10.3% year-on-year to €85.4bn, despite a negative currency impact of -€1.3bn over the first nine months of 2006
- ✓ Strong earnings growth with gross operating income up 55.5% over nine months and 42.3% Q3/Q3

Assets under management

€bn



77.4
28.2
49.2
Sept 05
79.5
28.8
50.7
Dec 05
Inflows
+4.7
Market and change
+1.2
85.4
32.0
53.4
Sept 06

	Δ Sept/Sept
AUM	+10.3
France	+13.3
International	+8.5

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

✓ Continuing strong business:
- Premium income** of €4.5bn, up 14.6% versus Q3-05
- Nationwide campaign launched on 13 September: "When Crédit Agricole insures, it's reassuring!"

✓ To end-September, inflows exceeded €19bn up 39.7% YoY, with €18bn like-for-like, up 32.2% year-on-year
Further strong performance in unit-linked contracts (x2 versus 9M-05)
Mathematical provisions increased by 17.2% to €163.7bn including BES Vida or 12.8% like-for-like

Assets under management*



€bn
139.7
17.8
121.9
163.7
22.7
134.9
6.1
Sept 05
Sept 06
Δ Sept/Sept
AUM +12.8**
Unit-linked +27.5**
€ +10.7**
BES Vida

Breakdown of investment (excl. Unit-linked)



1.9%
5.3%
3.3%
76.9%
12.7%
2.3%
2.5%
3.4%
75.0%
16.8%
Book value at Sept 05
Book value at Sept 06
Alternative products
Treasury
Real estate
Fixed income
Equity

* Mathematical provisions
** Excluding BES Vida

Asset management, insurance and private banking

Non-life insurance

- ✓ Business momentum confirmed with 326,000 policies for Pacifica in Q3-06, an increase of 1.9% compared with Q2-06 and 10.9% compared with Q3-05
- ✓ An excellent combined ratio of 95.6%
- ✓ Pacifica received the “Tribulis” Grand Prize for product innovation in 2006 for personal accident insurance, which was also awarded the prize for best product innovation of the last five years
- ✓ BES Seguros, fully consolidated since Q3-06, presented a premium income of €41.5m over 9 months

Premium income*



€m
773.5
38.2
258.3
172.0
98.8
206.2
920.0
73.6
283.1
194.4
130.3
238.6
1,083.9
108.6
308.6
212.3
163.6
290.8
9M-04
9M-05
9M-06
Δ 9M/9M
Premium income* +17.8
Farmers and small businesses +47.6
Car +9.0
Comprehensive household +9.2
Personal accident, health +25.6
Legal protection and other +21.9

* Excluding BES Seguros

Corporate and investment banking

Further improvement compared with 2005

- ✓ Net income – Group share up 40% over nine months year-on-year and 16% in Q3
- ✓ ROE of 20.7%, an improvement of 4.2 points year-on-year
- ✓ Continuing strong performance in financing activities with risk-related costs remaining very low
- ✓ Capital market activities held up well under less buoyant conditions than in H1-06

En m €	Q3-06	ΔQ3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	**1,243**	**+12.3%**	**(16.8%)**	**4,131**	**+26.8%**	**+24.2%**
Operating expenses	(770)	+11.4%	(10.8%)	(2,452)	+19.4%	+17.6%
Gross operating income*	**473**	**+13.8%**	**(25.1%)**	**1,679**	**+39.3%**	**+35.5%**
Risk-related costs	6	nm	nm	(9)	nm	
Equity affiliates	40	+17.3%	(2.4%)	131	+52.1%	
Net income on other assets	3	(78.6%)	nm	(1)	nm	
Pre-tax income	**522**	**+19.2%**	(20.1%)	**1,800**	**+42.1%**	
Net income – Group share	**381**	**+16.0%**	**(17.5%)**	**1,304**	**+40.1%**	
Cost/income ratio	**61.9%**	**(0.5 pt)**	**+4.2 pts**	**59.4%**	**(3.6 pts)**	
ROE				**20.7%**		

* In 2005, before integration-related costs
** At constant exchange rates

Corporate and investment banking

✓ The seasonal nature of Q3 was accentuated this year by much less favourable conditions for capital market activities: flattening of the yield curve, downward volatility, lower brokerage volumes

✓ Against this backdrop, Calyon maintained a solid operational efficiency with a cost/income ratio of 62% in Q3 and with stronger earnings than in all quarters of 2005

Q3-06 net income – Group share - comparison with 2005



(€M)
290
312
328
322
381
Q1-05
Q2-05
Q3-05
Q4-05
Q3-06

✓ Over the first nine months of the year, further rapid growth of results was seen compared with 2005. At constant exchange rates:

- Net banking income: up 24.2%, despite costs relating to ALM operations (€80m)
- Operating expenses: increase contained to 17.6% including a €50m increase in IT and project expenses and recruitment costs relating to the hiring of 225 full-time equivalent employees in 2006
- Gross operating income: up 35.5%

✓ Cautious provisioning strategy maintained in a continuing low risk environment

Financing activities



Trends in revenues
(€m)
464
210
254
+ 15 %
533
217
316
Q3-05
Q3-06
1,388
596
792
+ 17 %
1,619
709
910
9M-05
9M-06
Structured finance
Commercial banking and other



Trends in cost/income ratio
43.5%
41.3%
44.2%
39.9%
Q3-05
Q3-06
9M-05
9M-06

✓ Confirmation of solid operating performance since the start of the year:

- Further revenue growth:
  up 17% 9M-06/9M-05, up 15% Q3-06/Q3-05
- Over nine months, revenues on average risk-weighted assets were maintained at 2.2%, with *continuing severe pressure on margins*
- Tight control of costs allowed for stronger growth in *gross operating income* than in *net banking income*: up 26% 9M-06/9M-05, up 19% Q3-06/Q3-05

✓ Excellent business momentum in structured finance activities:

- Net banking income up 24% Q3/Q3
- No. 1 mandated arranger for LBOs in France (Dealogic)
- No. 4 worldwide in real estate financing (Euromoney)
- Proven track record in large-scale structured operations

CRÉDIT AGRICOLE S.A.

Capital markets and investment banking

Trends in revenues



(€m)
Broker and advisory
Capital markets
428
+50%
643
+10%
710
167
271
255
388
256
454
Q3-04
Q3-05
Q3-06
1,871
+34%
2,512
677
1,194
886
1,626
9M-05
9M-06

Trends in cost/income ratio



77.0%
71.9%
9M-05
9M-06

Trends in VaR (1 day – 99%)



17
21
16
16
19
30/09/2005
31/12/2005
31/03/2006
30/06/2006
30/09/2006

✓ Further improvement in revenues in Q3-06 compared with Q3-05 (up 10%)

✓ Over the first nine months of the year, revenues increased by 34% year-on-year

✓ Capital markets:

- Strongest quaterly performance of the year in structured credit products
- Interest rate derivatives remained the greatest source of revenues for the capital market division, with net banking income up 23% in Q3
- Solid revenues from securitisation in Q3-06; Calyon is ranked No. 7 worldwide for ABS/MBS securitisation in euros (Thomson Financial)
- Equity derivatives continued to develop in line with their objectives

✓ Brokerage:

- Robust performance for Calyon Financial, with revenues up 36% in Q3
- CLSA is ranked No. 2 for brokerage research and sales in Asia (excluding Japan and Australia) (Asiamoney)

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

✓ Strong performance in private equity activities, with 9M net banking income of €145m, twice the level of 2005, and gross operating income of €128m

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	(76)	**(44.8%)**	**nm**	(89)	**(57.6%)**
Operating expenses	(223)	+12.5%	+11.4%	(603)	(1.1%)
Gross operating income*	(299)	**(10.9 %)**	**+87.6%**	(692)	**(15.5%)**
Risk-related costs	8	nm	(34.5%)	32	nm
Equity affiliates	13	(62.9%)	X9.2	86	X2.7
Net income on other assets	(5)	nm	nm	56	(47.9%)
Pre-tax income	(283)	+1.7%	X2.7	(518)	**(37.2%)**
Net income – Group share	**(200)**	**+56.2%**	**+86.7%**	**(426)**	**(22.0%)**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Contents

Financial data

Crédit Agricole S.A.: a sound balance sheet

✓ Increase in risk-weighted assets relating to the consolidation of Emporiki Bank

✓ Tier One ratio: 8.3% at end-september 2006

Capital
(Shareholders' equity and subordinated debt)



€bn
54.9
60.5
21.2
23.6
30.7
34.0
Dec 05
Sept 06

	Δ Sept/Dec
Subordinated debt and similar*	+11.2
Preferred shares	(3.9)
Shareholders equity Group share	+10.9
Total	+10.2

Risk-weighted assets and Cooke ratio



€248.5bn
€251.2bn
€268.0bn
8.5%
9.5%
8.7%
8.2%
8.9%
8.3%
Dec 05
June 06
Sept 06
International solvency ratio
O/w Tier 1

* O/w €2.2 billion deeply subordinated notes

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole Group highlights

Consolidated income statement

€m	9M-06	9M-05	Δ 9M/9M
Net banking income	**21,585**	**18,962**	**+13.8%**
Operating expenses	(13,085)	(11,989)	+9.1%
Gross operating income*	**8,500**	**6,973**	**+21.9%**
Risk-related costs	(1,197)	(837)	+43.0%
Equity affiliates	660	485	+36.1%
Net income on other assets	60	53	+13.2%
Integration-related costs		(172)	-
Tax	(2,426)	(1,832)	+32.4%
Net income	5,597	4,670	+19.9%
Net income - Group share	5,335	4,420	+20.7%

* In 2005, before integration-related costs

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 05	June 06	Sept 06
Equity group share	51.2	54.2	56.7
Preferred shares	3.0	2.9	2.9
Subordinated debt	20.1	21.6	22.4
Total risk-weighted assets	480.5	495.7	522.0
International Solvency Ratio	**10.1%**	**10.4%**	**10.0%**
Tier 1 ratio	**7.9%**	**8.3%**	**8.1%**

CRÉDIT AGRICOLE S.A.

CRÉDIT
AGRICOLE S.A.

Results for Q3-06 and the first nine months of 2006

Appendices

CRÉDIT AGRICOLE S.A

Contents

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	French retail banking – Regional Banks		French retail banking – LCL		International retail banking		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		Proprietary asset management and other activities		Group	
	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06	9M-05	9M-06
Net banking income	-	-	**2,591**	**2,738**	**227**	**457**	**1,797**	**1,955**	**2,345**	**2,786**	**3,258**	**4,131**	**(209)**	**(89)**	**10,011**	**11,979**
Operating expenses	-	-	(1,853)	(1,858)	(195)	(358)	(949)	(1,024)	(1,030)	(1,213)	(2,053)	(2,452)	(610)	(603)	(6,692)	(7,509)
Gross operating income*	-	-	**738**	**880**	**32**	**99**	**848**	**931**	**1,315**	**1,573**	**1,205**	**1,679**	**(819)**	**(692)**	**3,319**	**4,470**
Risk-related costs	-	-	(90)	(110)	(13)	(54)	(278)	(318)	8	(5)	16	(9)	(80)	32	(438)	(465)
Equity affiliates	653	626	-	-	344	401	3	5	22	42	86	131	31	86	1,140	1,291
Net income on other assets	-	-	-	-	-	-	(83)	5	(2)	(4)	17	(1)	108	56	40	56
Integration-related costs		-		-		-	(21)		(28)		(58)		(65)		(172)	
Pre-tax income	**653**	**626**	**648**	**770**	**363**	**446**	**469**	**623**	**1,315**	**1,606**	**1,266**	**1,780**	**(825)**	**(518)**	**3,889**	**5,352**
Tax**	**(75)**	**(88)**	(194)	(231)	(2)	(8)	(181)	(211)	(438)	(507)	(281)	(450)	435	248	(736)	(1,247)
Net income	**578**	**538**	**454**	**539**	**361**	**438**	**288**	**412**	**877**	**1,099**	**985**	**1,350**	**(390)**	**(270)**	**3,153**	**4,105**
Minority interests	-	-	10	20	17	28	17	22	13	18	54	46	157	156	268	290
Net income - Group share	**578**	**538**	**444**	**519**	**344**	**410**	**271**	**390**	**864**	**1,081**	**931**	**1,304**	**(547)**	**(426)**	**2,885**	**3,815**

* In 2005, before integration-related costs

** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

en m €	French retail banking – Regional Banks		French retail banking – LCL		Interntaional retail banking		Specialised financial services		Asset management, nisurance and private bankind		Corporate and investment banking		Proprietary asset management and other activities		Group	
	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06	T3-05	T3-06
Net banking income	-	-	**854**	**878**	**76**	**235**	**601**	**646**	**817**	**886**	**1,107**	**1,243**	**(137)**	**(76)**	**3,317**	**3,813**
Operating expenses	-	-	(612)	(612)	(67)	(181)	(317)	(339)	(342)	(395)	(691)	(770)	(199)	(223)	(2,229)	(2,520)
Gross operating income*	-	-	**242**	**266**	**9**	**54**	**284**	**307**	**474**	**491**	**416**	**473**	**(336)**	**(299)**	**1,088**	**1,293**
Risk-related costs	-	-	(18)	(39)	(1)	(32)	(96)	(106)	4	(6)	(8)	6	(59)	8	(177)	(170)
Equity affiliates	209	201	-	-	114	142	1	2	8	5	34	40	35	13	402	403
Net income on other assets	-	-	-	-	-	-	(83)	5	-	(2)	14	3	90	(5)	21	1
Integration-related costs	-		-		-		(3)		2		(18)		(9)		(28)	
Pre-tax income	**209**	**201**	**224**	**227**	**122**	**164**	**103**	**208**	**488**	**488**	**438**	**522**	**(279)**	**(283)**	**1,306**	**1,527**
Tax**	(4)	-	(67)	(68)	(1)	(7)	(58)	(69)	(175)	(151)	(90)	(129)	201	136	(195)	(288)
Net income	**205**	**201**	**157**	**159**	**121**	**157**	**45**	**139**	**313**	**337**	**348**	**393**	**(78)**	**(147)**	**1,111**	**1,239**
Minority interests	-	-	4	5	6	10	4	8	6	5	20	12	50	53	91	93
Net income - Group share	**205**	**201**	**153**	**154**	**115**	**147**	**41**	**131**	**307**	**332**	**328**	**381**	**(128)**	**(200)**	**1,020**	**1,146**

* In 2005, before integration-related costs
** Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

French retail banking – Regional Banks

€m	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	-	-	-	-	-	-	-	-	-	-	-
Operating expenses	-	-	-	-	-	-	-	-	-	-	-
Gross operating income	-	-	-	-	-	-	-	-	-	-	-
Risk-related costs	-	-	-	-	-	-	-	-	-	-	-
Equity affiliates	219	156	184	174	236	208	209	200	310	115	201
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[redacted]		
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**209**	**200**	**310**	**115**	**201**
Tax	(49)	(11)	-	-	(56)	(15)	(4)	-	(62)	(26)	-
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**
Minority interests	-	-	-	-	-	-	-	-	-	-	-
Net income – Group share	**170**	**145**	**184**	**171**	**180**	**193**	**205**	**200**	**248**	**89**	**201**

French retail banking – LCL

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**827**	**868**	**834**	**867**	**837**	**900**	**854**	**910**	**939**	**920**	**878**
Operating expenses	(630)	(610)	(608)	(629)	(627)	(613)	(612)	(635)	(641)	(604)	(612)
Gross operating income	**197**	**258**	**226**	**238**	**210**	**287**	**242**	**275**	**298**	**316**	**266**
Risk-related costs	(44)	(36)	(34)	(56)	(41)	(31)	(18)	(60)	(36)	(35)	(39)
Equity affiliates	-	-	-	-	-	-	-	-	-	-	-
Net income on other assets	-	-	-	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[redacted]		
Pre-tax income	**154**	**222**	**192**	**182**	**169**	**256**	**224**	**215**	**262**	**281**	**227**
Tax	(47)	(68)	(55)	(64)	(51)	(77)	(67)	(65)	(79)	(84)	(68)
Net income	**107**	**154**	**137**	**118**	**118**	**179**	**157**	**150**	**183**	**197**	**159**
Minority interests	8	12	(2)	(15)	1	5	4	4	7	7	5
Net income – Group share	**99**	**142**	**139**	**133**	**117**	**174**	**153**	**146**	**176**	**190**	**154**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	International retail banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**76**	**90**	**92**	**130**	**235**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(67)	(71)	(77)	(100)	(181)
Gross operating income**	**14**	**17**	**17**	**8**	**10**	**12**	**9**	**19**	**15**	**30**	**54**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(1)	(20)	(4)	(18)	(32)
Equity affiliates	85	86	73	103	123	107	114	108	120	140	142
Net income on other assets	-	-	-	(3)	(3)	3	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	[redacted]		
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**122**	**107**	**131**	**152**	**164**
Tax	(2)	(3)	(2)	(7)	(1)	1	(1)	(6)	(3)	1	(7)
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**121**	**101**	**128**	**153**	**157**
Minority interests	5	4	5	(1)	7	4	6	6	7	12	10
Net income – Group share	**85**	**92**	**85**	**89**	**120**	**109**	**115**	**95**	**121**	**141**	**147**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

Specialised financial services

€m	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**540**	**590**	**552**	**577**	**603**	**594**	**601**	**669**	**645**	**664**	**646**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(317)	(342)	(344)	(341)	(339)
Gross operating income**	**251**	**287**	**258**	**247**	**279**	**286**	**284**	**327**	**301**	**323**	**307**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(96)	(119)	(102)	(110)	(106)
Equity affiliates	-	(3)	(1)	1	1	-	1	2	1	2	2
Net income on other assets	(6)	-	-	(18)	-	-	(83)	-	-	-	5
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(3)	(4)	[redacted]		
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**103**	**206**	**200**	**215**	**208**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(58)	(66)	(67)	(74)	(69)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**45**	**140**	**133**	**141**	**139**
Minority interests	9	9	7	7	7	6	4	10	6	8	8
Net income – Group share	**74**	**123**	**118**	**58**	**118**	**112**	**41**	**130**	**127**	**133**	**131**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Asset management, insurance and private banking										
	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**682**	**701**	**671**	**694**	**777**	**751**	**817**	**988**	**979**	**921**	**886**
Operating expenses	(321)	(340)	(353)	(341)	(338)	(350)	(342)	(434)	(431)	(388)	(395)
Gross operating income**	**361**	**361**	**318**	**353**	**439**	**401**	**474**	**553**	**548**	**533**	**491**
Risk-related costs	(1)	(10)	7	(4)	-	4	4	11	1	-	(6)
Equity affiliates	2	2	-	10	10	4	8	7	9	28	5
Net income on other assets	-	-	-	(9)	-	(1)	-	(4)	-	(2)	(2)
Integration-related costs	(6)	(16)	(14)	(17)	(12)	(19)	2	(4)			
Pre-tax income	**356**	**337**	**310**	**333**	**437**	**389**	**488**	**563**	**558**	**559**	**488**
Tax	(116)	(113)	(102)	(82)	(155)	(107)	(175)	(198)	(181)	(175)	(151)
Net income	**240**	**224**	**208**	**251**	**282**	**282**	**313**	**365**	**377**	**384**	**337**
Minority interests	6	2	6	4	3	3	6	5	6	6	5
Net income – Group share	**234**	**222**	**202**	**247**	**279**	**279**	**307**	**360**	**371**	**378**	**332**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
	Corporate and investment banking										
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**	**1,107**	**1,197**	**1,394**	**1,495**	**1,243**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)	(691)	(760)	(820)	(863)	(770)
Gross operating income**	**285**	**279**	**235**	**264**	**355**	**435**	**416**	**437**	**574**	**632**	**473**
Risk-related costs	(39)	46	14	22	14	10	(8)	(19)	-	(15)	6
Equity affiliates	17	19	22	16	22	30	34	34	50	41	40
Net income on other assets	2	(24)	1	(4)	4	(1)	14	(3)	-	(4)	3
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)	(18)	(19)			
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**	**438**	**430**	**624**	**654**	**522**
Tax	(60)	(59)	(59)	(49)	(87)	(106)	(90)	(97)	(145)	(176)	(129)
Net income	**199**	**193**	**190**	**139**	**288**	**348**	**348**	**333**	**479**	**478**	**393**
Minority interests	8	6	2	11	(2)	36	20	11	17	16	12
Net income – Group share	**191**	**187**	**188**	**128**	**290**	**312**	**328**	**322**	**462**	**462**	**381**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

Financing activities

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	420	454	396	389	423	501	464	485	484	602	533
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(202)	(202)	(209)	(217)	(220)
Gross operating income**	171	230	201	174	221	291	262	283	275	385	313
Risk-related costs	(37)	52	(5)	36	13	15	(8)	(18)	-	(16)	7
Equity affiliates	17	19	21	17	22	30	33	35	49	42	39
Net income on other assets	2	(21)	-	(2)	-	1	-	(7)	-	-	-
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(5)	(5)			
Pre-tax income	151	238	197	223	250	332	282	288	324	411	359
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(58)	(59)	(70)	(105)	(86)
Net income	109	187	152	172	194	259	224	229	254	306	273
Minority interests	6	6	2	6	6	24	8	7	9	7	5
Net income – Group share	102	181	150	166	188	235	216	222	245	299	268

Investment banking

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	565	500	428	563	610	618	643	712	910	893	710
Operating expenses	(451)	(451)	(394)	(473)	(476)	(475)	(489)	(558)	(611)	(646)	(549)
Gross operating income**	114	49	34	90	134	143	154	154	299	247	161
Risk-related costs	(2)	(6)	19	(14)	1	(5)	-	(1)	-	1	(1)
Equity affiliates	-	-	1	(1)	-	-	1	(1)	1	(1)	1
Net income on other assets	-	(3)	1	(2)	4	(2)	14	4	-	(4)	3
Integration-related costs	(4)	(26)	(3)	(108)	(14)	(15)	(13)	(14)			
Pre-tax income	108	14	52	(35)	125	121	156	142	300	243	164
Tax	(17)	(9)	(13)	2	(31)	(33)	(32)	(38)	(75)	(71)	(44)
Net income	91	5	39	(33)	94	89	124	104	225	172	120
Minority interests	2	(1)	-	5	(8)	12	12	4	8	9	7
Net income – Group share	89	6	39	(38)	102	77	112	100	217	163	113

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Q1-04*	Q2-04*	Q3-04*	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
	Proprietary asset management and other activities										
Net banking income	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**	**(137)**	**(171)**	**(54)**	**41**	**(76)**
Operating expenses	(138)	(154)	(198)	(170)	(190)	(221)	(199)	(232)	(179)	(200)	(223)
Gross operating income**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**	**(336)**	**(403)**	**(233)**	**(159)**	**(299)**
Risk-related costs	(14)	(11)	(16)	(5)	(11)	(10)	(59)	2	13	10	8
Equity affiliates	6	(9)	6	2	(4)	1	35	-	71	1	13
Net income on other assets	(1)	-	81	(34)	4	13	90	3	18	43	(5)
Integration-related costs	(27)	(33)	(69)	(145)	(15)	(40)	(9)	(20)			
Pre-tax income	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**	**(279)**	**(418)**	**(131)**	**(105)**	**(283)**
Tax	159	(15)	51	221	148	86	201	225	66	46	136
Net income	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**	**(78)**	**(193)**	**(65)**	**(59)**	**(147)**
Minority interests	41	47	54	61	51	55	50	55	54	49	53
Net income – Group share	**(214)**	**(129)**	**(276)**	**(385)**	**(199)**	**(219)**	**(128)**	**(248)**	**(119)**	**(108)**	**(200)**

* On a like-for-like basis and on comparable methods
** In 2004 and 2005, before integration-related costs

Crédit Agricole S.A. consolidated results

Consolidated results by business line

€m	Group										
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05	Q4-05	Q1-06	Q2-06	Q3-06
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**	**3,317**	**3,682**	**3,995**	**4,171**	**3, 813**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)	(2,229)	(2,474)	(2,493)	(2,496)	(2,520)
Gross operating income*	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**	**1,088**	**1,208**	**1,502**	**1,675**	**1,293**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)	(177)	(205)	(127)	(168)	(170)
Equity affiliates	329	251	284	305	388	350	402	350	561	327	403
Net income on other assets	(5)	(24)	82	(71)	5	14	21	(4)	18	37	1
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)	(28)	(47)			
Pre-tax income	**889**	**1, 190**	**928**	**545**	**1,230**	**1,353**	**1,306**	**1,302**	**1,954**	**1,871**	**1,527**
Tax	(173)	(329)	(215)	(37)	(258)	(283)	(195)	(206)	(471)	(488)	(288)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**	**1,111**	**1,096**	**1,483**	**1,383**	**1,239**
Minority interest	77	80	73	67	67	110	91	90	98	99	93
Net income – Group share	**639**	**781**	**640**	**441**	**905**	**960**	**1,020**	**1,006**	**1,385**	**1,284**	**1,146**

* In 2004 and 2005, before integration-related costs

Movements in consolidated capital

International solvency ratio

€ bn	Dec 05	Sept 06
Credit risks	224.7	252.9
Market risks	23.8	15.1
Total risk-weighted assets	**248.5**	**268.0**
Tier 1	20.7	22.2
Tier 2	16.5	18.5
Tier 3	0.7	0.9
Deductions	16.8	18.1
Total net regulatory capital	**21.1**	**23.4**
Tier 1 solvency ratio	**8.2%**	**8.3%**
Total solvency ratio	**8.5%**	**8.7%**

CRÉDIT AGRICOLE S.A.

Movements in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Sept 2005	Dec 2005	Sept 2006	%
SAS Rue la Boétie	818,788,107	819,541,855	819,541,855	54.73%
Treasury shares*	26,554,835	26,312,207	14,426,376	0.96%
Employees (FCPE, PEE)	75,176,997	87,223,339	86,599,836	5.79%
Float	576,802,362	564,244,900	576,754,234	38.52%
Total shares in issue	**1,497,322,301**	**1,497,322,301**	**1,497,322,301**	**100.00%**
	Consolidated accounts	Consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,446,345,543	1,450,806,810	1,468,076,405	
Net income - Group share	€2,885m	€3,891m	€3,815m	
Annualised net income per share	**€2.66**	**€2.68**	**€3.46**	

* Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2005	**30,682**	**4,226**	**34,908**	**21,248**
Dividend paid in 2006	(1,382)	(332)	(1,714)	
Dividend paid by Crédit Agricole S.A. to the Regional Banks (25%)	194	-	194	
Change in foreign exchange translation reserves	(211)	(139)	(350)	
Unrealised gains or losses	545	2	547	
Change in share of retained earnings of equity affiliates	103	-	103	
9M-06 net income	3,815	290	4,105	
Other	282*	750	1,032	
31 September 2006	**34,028**	**4,797**	**38,825**	**23,624**

* Including €239 millions as part of stock options hedging programme set up by Crédit Agricole S.A. in 2004

Movements in consolidated capital

Allocated capital per business line

€bn	Sept 05	(%)	Dec 05	(%)	Sept 06	(%)
French retail banking	**5.8**	**23.3**	**6.0**	**23.6**	**6.6**	**23.1**
- *Regional Banks*	*3.4*		*3.6*		*3.9*	
-LCL	*2.4*		*2.4*		*2.7*	
International retail banking	**2.4**	**9.5**	**2.6**	**10.2**	**3.7***	**13.1**
Specialised financial services	**2.2**	**8.8**	**2.3**	**9.1**	**2.4**	**8.4**
Asset management, insurance and private banking	**6.1**	**24.7**	**6.3**	**25.0**	**7.0**	**24.6**
Corporate and investment banking	**8.3**	**33.7**	**8.2**	**32.1**	**8.7**	**30.8**
Of which Capital markets and investment banking	*2.5*		*2.5*		*2.5*	
Of which Financing activities	*5.8*		*5.7*		*6.2*	

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Good profitability from business lines

	Allocated capital			ROE 9M-06 (%)
	9M-06		9M-05 (%)	
	€bn	%		
French retail banking – Regional Banks	3.9	13.7	13.9	17.1
French retail banking – LCL	2.7	9.4	9.4	27.1
Specialised financial services	3.7*	13.0	9.5	16.0*
International retail banking	2.4	8.5	8.8	22.8
Asset management, insurance and private banking	7.0	24.6	24.7	21.1
Corporate and investment banking	8.7	30.8	33.7	20.7
Total business lines	**28.4**	**100.0**	**100.0**	**20.5**
Group				**17.7**

* Excl Emporiki : €2.8bn - ROE : 21.0%

CRÉDIT AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Sept 05	Dec 05	Sept 06
French retail banking	**94.3**	**97.9**	**106.9**
- Regional Banks	55.2	57.1	62.6
- LCL	39.1	40.8	44.3
International retail banking	**2.9**	**3.2**	**21.8**
Specialised financial services	**36.1**	**38.2**	**39.2**
Asset management, insurance and private banking	**15.1**	**15.3**	**19.0**
Corporate and investment banking	**135.4**	**132.0**	**140.6**

Trends in risk

Trends in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 05	Sept 06
Gross customer and interbank loans outstanding	247,889	304,379
Bad and doubtful loans	7,733	8,313
Loan loss reserves**	6,680	7,155
Doubtful loan ratio	3.1%	2.7%
Ratio of reserves to doubtful loans**	86.4%	86.1%
Ratio of reserves (excl. collective reserves) to doubtful loans	65.9%	64.6%

Regional Banks (aggregate data from unconsolidated accounts)		
€ m	Dec 05***	Sept 06***
Customer loans	265,035	284,710
Bad and doubtful loans	6,625	6,934
Loan loss reserves**	6,430	6,808
Doubtful loan ratio	2.5%	2.4%
Ratio of reserves to doubtful loans**	97.1%	98.2%
Ratio of reserves (excl. collective reserves) to doubtful loans	69.2%	68.5%

* Principal only and excl. Lease finance
** Including collective reserves
*** French GAAP

CRÉDIT AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 September 2006: €21m for Crédit Agricole S.A. Group, of which €19m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1 January to 30 Septemer 2006				31 December 2005
	Minimum	Maximum	Average	30 Sept 06	
Treasury	4	6	5	5	4
FX and commodities	4	8	7	4	5
Interest-rate derivatives	6	14	9	10	10
Credit and liquid bonds	6	11	8	6	8
Structured credits	2	6	5	6	4
Equities	6	15	9	11	9
Total VaR for Crédit Agricole S.A. Group	**16**	**30**	**22**	**21**	**24**

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks


€ bn
Customer assets
412.4
47.2
45.3
95.2
31.5
81.1
51.5
60.6
Sept 04
444.3
52.8
51.9
106.2
30.4
84.3
55.1
63.6
Sept 05
470.2
53.8
56.8
120.6
30.7
79.5
60.5
68.3
Sept 06

	Δ Sept/Sept
Total	+5.8
Securities	+2.0
Mutual funds and REITs	+9.4
Life insurance	+13.6
Time deposits, Popular savings plans (incl. savings bonds)	+1.0
Home purchase savings schemes	(5.7)
Passbook accounts	+9.8
Sight deposits	+7.4

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Loans outstanding



€bn
236.2
22.0
14.1
37.8
19.7
29.0
113.6
258.9
24.0
14.7
42.1
20.4
28.3
129.4
287.5
27.0
15.5
44.6
21.0
30.5
148.8
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+11.0
Local authorities	+12.4
Consumer credit	+5.4
SMEs	+6.2
Small businesses	
Farming loans	+7.8
Home finance	+15.0

CRÉDIT AGRICOLE S.A.

French retail banking – LCL


€bn
Customer assets
117.1
9.2
27.4
28.9
5.9
14.3
11.8
19.6
Sept 04
125.1
9.5
29.1
31.8
6.2
14.0
14.0
20.5
Sept 05
131.9
11.0
29.7
35.1
5.9
12.2
16.5
21.5
Sept 06

	Δ Sept/Sept
Total	+5.3
Securities	+15.3
Mutual funds	+2.2
Life insurance	+10.3
Time deposits, Popular savings plans	(4.8)
Home purchase savings scheme	(12.9)
Passbook accounts	+17.1
Sight deposits	+4.9

French retail banking – LCL


€bn
Loans outstanding
47.5
8.6
7.6
6.1
25.2
52.0
9.2
8.1
6.4
28.3
60.4
10.1
8.9
6.6
34.8
Sept 04
Sept 05
Sept 06

	Δ Sept/Sept
Total	+16.5
SMEs	+10.1
Small businesses	+10.3
Consumer loans	+4.4
Home finance	+23.0

Specialised financial services

Consumer credit highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/ Q2	9M-06	Δ 9M/9M
Net banking income	**536**	**+8.3%**	**(2.8%)**	**1,624**	**+10.8%**
Operating expenses	(267)	+10.3%	+1.6%	(793)	+9.3%
Gross operating income*	**269**	**+6.4%**	**(6.8%)**	**831**	**+12.2%**
Risk-related costs	(97)	+14.9%	+0.7%	(291)	+14.5%
Operating income	**172**	**+2.1%**	**(10.5%)**	**540**	**+11.0%**
Equity affiliates	2	X2.1	+10.5%	5	+67.7%
Net income on other assets	1	nm	nm	1	nm
Pre-tax income	**175**	**+29.6%**	**(9.6%)**	**546**	**+21.2%**
Tax	(59)	+14.0%	(10.0%)	(184)	+17.7%
Net income	**116**	**+39.4%**	**(9.4%)**	**362**	**+23.0%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Specialised financial services

Lease finance highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/ Q2	9M-06	Δ 9M/9M
Net banking income	**60**	**+1.2%**	**(4.5%)**	**184**	**(3.5%)**
Operating expenses	(40)	(7.0%)	(7.2%)	(127)	+1.7%
Gross operating income*	**20**	**+22.4%**	**+1.5%**	**57**	**(13.2%)**
Risk-related costs	(5)	(53.2%)	(8.8%)	(16)	(26.8%)
Pre-tax income	**15**	**nm**	**+7.0%**	**41**	**nm**
Tax	(4)	nm	(24.5%)	(13)	nm
Net income	**11**	**nm**	**+25.8%**	**28**	**nm**

* In 2005, before integration-related costs

Specialised financial services

Factoring highlights

€ m	Q3-06	Δ Q3/ Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**50**	**+6.6%**	**+0.6%**	**147**	**+4.4%**
Operating expenses	(30)	(0.3%)	(6.3%)	(95)	+3.4%
Gross operating income*	**20**	**+18.8%**	**+12.8%**	**52**	**+6.3%**
Risk-related costs	(3)	nm	(57.0%)	(11)	X6.2
Net income on other assets	3	nm	nm	3	nm
Pre-tax income	**20**	**+39.2%**	**+99.0%**	**44**	**+22.2%**
Tax	(7)	+6.6%	+41.3%	(16)	+27.4%
Net income	**13**	**+63.4%**	**X2.5**	**28**	**+19.5%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Trends in assets under management (excluding double counting)



€bn
77.4
139.7
416.4
485.5
79.5
144.3
491.2
562.7
85.4
163.7
538.1
619.9
Sept 05
Déc 05
Sept 06

CAC 40: 4,600 | 4,715 | 5,250

Total AUM: +27.7% +14.1%*		
Private banking	Life insurance	Asset managt
+10.3%	+17.2%	+29.2%
+10.3%*	+12.8%*	+14.9%*

* On a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Asset management highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**400**	**+14.2%**	**(9.3%)**	**1,273**	**+28.8%**
Operating expenses	(208)	+16.7%	+1.1%	(637)	+18.2%
Gross operating income*	**192**	**+11.5%**	**(18.4%)**	**636**	**+41.5%**
Risk-related costs	(6)	nm	+41.5%	(10)	nm
Equity affiliates	-	-	-	1	-
Net income on other assets	-	nm	-	(2)	+25.0%
Pre-tax income	**186**	**+4.1%**	**(18.9%)**	**625**	**+39.6%**
Tax	(59)	(8.9%)	(34.6%)	(222)	+37.8%
Net income	**127**	**+11.5%**	**(8.7%)**	**403**	**+40.7%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**348**	**+2.1%**	**+4.2%**	**1,074**	**+9.3%**
Operating expenses	(88)	+32.6%	+10.8%	(275)	+33.8%
Gross operating income*	**260**	**(5.3%)**	**+2.1%**	**799**	**+2.8%**
Equity affiliates	3	(70.5%)	(89.2%)	36	+73.2%
Net income on other assets	(2)	nm	nm	(2)	nm
Pre-tax income	**261**	**(7.9%)**	**(6.5%)**	**833**	**+6.5%**
Tax	(81)	(22.3%)	+16.0%	(245)	(3.5%)
Net income	**180**	**+0.5%**	**(14.0%)**	**588**	**+11.4%**

* In 2005, before integration-related costs

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€ m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M
Net banking income	**138**	**+10.3%**	**(5.5%)**	**439**	**+17.2%**
Operating expenses	(98)	+1.1%	(3.8%)	(301)	+5.4%
Gross operating income*	**40**	**+42.3%**	**(9.6%)**	**138**	**+55.5%**
Risk-related costs	(1)	-	-	5	+18.2%
Equity affiliates	2	-	-	5	nm
Pre-tax income	**41**	**+56.7%**	**(18.7%)**	**148**	**+74.2%**
Tax	(11)	+66.2%	(25.0%)	(40)	+80.2%
Net income	**30**	**+53.6%**	**(16.2%)**	**108**	**+72.0%**

* In 2005, before integration-related costs

Corporate and investment banking

Results of financing activities

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	**533**	**+14.9%**	**(11.4%)**	**1,619**	**+16.7%**	**+14.3%**
Operating expenses	(220)	+ 9.1%	1.6%	(646)	+5.3%	+3.8%
Gross operating income*	**313**	**+19.4%**	**(18.8%)**	**973**	**+25.7%**	**+22.6%**
Risk-related costs	7	nm	nm	(9)	nm	
Equity affiliates	39	+17.8%	(7.1%)	130	+52.8%	
Net income on other assets	-	nm	nm		nm	
Pre-tax income	**359**	**+27.1%**	(12.8%)	**1,094**	**+26.5%**	
Net Income	**268**	**+23.8%**	**(10.4%)**	**811**	**+26.8%**	
Cost/income/ratio	**41.3 %**	**(2.3 pts)**	**+5.3 pts**	**39.9%**	**(4.3 pts)**	
ROE				**18.0%**		

* In 2005, before integration-related costs
** At constant exchange rates

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of capital markets and investment banking

€m	Q3-06	Δ Q3/Q3	Δ Q3/Q2	9M-06	Δ 9M/9M	Δ 9M/9M**
Net banking income	**710**	**+10.4%**	**(20.5%)**	**2,512**	**+34.3%**	**+31.6%**
Operating expenses	(549)	+12.3%	(15.0%)	(1,806)	+25.4%	+23.5%
Gross operating income*	**161**	**+4.2%**	**(34.9%)**	**706**	**+63.8%**	**+58.5%**
Risk-related costs	(1)	nm	nm		nm	
Equity affiliates	1	nm	nm	1	nm	
Net income on other assets	3	nm	nm	(1)	nm	
Pre-tax income	**164**	**+4.8%**	**(32.6%)**	**706**	**+75.6%**	
Net income	**113**	**+1.0%**	**(30.4%)**	**493**	**+69.3%**	
Cost/income ratio	**77.4%**	**+1.4 pt**	**+6.0 pts**	**71.9%**	**(5.1 pts)**	
ROE				**27.4%**		

* In 2005, before integration-related costs
** At constant exchange rates

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	9M-06	9M-05
Cost of financing	(946)	(892)
Financial management	561	331
Other business	91	138
Work-out activities	205	214
Net banking income	**(89)**	**(209)**

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 31 December 2005 and 30 September 2006

€bn

Assets	31/12/05	30/09/06
Cash, central banks, French postal system	6.7	9.6
Financial assets at fair value through profit or loss	344.5	399.4
Financial assets available for sale	144.3	169.1
Loans and advances to banks and customers	446.5	516.5
Financial assets held to maturity	19.8	19.6
Accrued income and sundry assets	63.8	86.0
Fixed assets	21.7	23.8
Goodwill	14.1	16.0
	1,061.4	**1,240.0**

€bn

Liabilities	31/12/05	30/09/06
Central banks, French postal system	0.5	-
Financial liabilities at fair value through profit or loss	249.0	287.6
Due to banks and customers	432.9	481.7
Debt securities in issue	98.1	142.4
Accruals and sundry liabilities	58.0	80.2
Insurance contract's technical reserves	162.5	181.3
Contingency reserves and subordinated debt	25.5	28.0
Shareholders' equity	30.7	34.0
Minority interests	4.2	4.8
	1,061.4	**1,240.0**

CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3A

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares

November 7, 2006

Please see attached English language translation.

Exhibit 4.3A

English translation from French

Crédit Agricole S.A. AMF Notice published November 7, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 10/26/2006 AND 11/11/2006

date of transaction	number of shares	weighted average price	amount
sale on 10/26/2006	50, 000	33.69	1,684,500.00
sale on 10/27/2006	1,000	33.50	33,500.00
sale on 10/30/2006	11,000	33.31	366,410.00
sale on 10/31/2006	14,000	33.41	467,740.00
sale on 10/31/2006	1,000	33.60	33,600.00
sale on 11/01/2006	340	33.31	11,325.00
sale on 11/01/2006	1,455	33.65	48,960.75
	78,795	**33.58**	**2,646,035.75**